Exhibit 2.1

Agreement and plan of merger

by and among

ARCONIC CORPORATION,

ARSENAL AIC PARENT LLC

and

ARSENAL AIC MERGECO INC.

Dated as of May 4, 2023

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 4, 2023, is by and among Arconic Corporation, a Delaware corporation (the “Company”), Arsenal AIC Parent LLC, a Delaware limited liability company (“Parent”), and Arsenal AIC MergeCo Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

WITNESSETH:

WHEREAS, Parent desires to acquire the Company, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition of the Company by Parent, and on the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Parent, and each outstanding Company Common Share (other than Cancelled Shares and Dissenting Shares) shall be converted into the right to receive the Merger Consideration;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (a) determined that the transactions contemplated by this Agreement, including the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (c) resolved to recommend that the holders of Company Common Shares adopt this Agreement and (d) directed that the adoption of this Agreement be submitted for consideration by the Company’s stockholders at a meeting thereof;

WHEREAS, the Board of Directors of Merger Sub has unanimously (a) determined that the transactions contemplated by this Agreement, including the Merger, are advisable, fair to and in the best interests of Merger Sub and its sole stockholder, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (c) resolved to recommend that the sole stockholder of Merger Sub adopt this Agreement;

WHEREAS, the Board of Directors of Parent has unanimously approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of the Equity Investors has duly executed and delivered to the Company a limited guarantee, dated as of the date of this Agreement, in favor of the Company, guaranteeing certain of Parent’s and Merger Sub’s obligations under this Agreement (each, a “Guarantee”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

Article I

THE MERGER

Section 1.1 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL, Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue its existence under Delaware law as the surviving corporation in the Merger (the “Surviving Company”) and a wholly owned subsidiary of Parent.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place remotely at 10:00 a.m., Eastern Time, on the fifth (5th) Business Day following the day on which the last of the conditions set forth in Article VI to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived in accordance with this Agreement, or at such other place, date and time as the Company and Parent may agree in writing. Notwithstanding the foregoing, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), then the Closing shall occur instead on the date following the satisfaction or waiver of such conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) that is the earlier to occur of (a) any Business Day during the Marketing Period as may be specified by Parent on no less than two (2)-Business Days’ prior written notice to the Company and (b) two (2) Business Days following the final day of the Marketing Period. The date on which the Closing actually occurs is referred to as the “Closing Date”.

Section 1.3 Effective Time. On the Closing Date, the Company and Merger Sub shall file with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL to effect the Merger. The Merger shall become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed between the parties and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL (such time is hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Company.

Section 1.5 Organizational Documents of the Surviving Company.

(a) At the Effective Time, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law, except that the name of the Surviving Company shall be “Arconic Corporation” and the provision in the certificate of incorporation of Merger Sub naming its incorporator shall be omitted; and provided that the certificate of incorporation of the Surviving Company shall contain provisions no less favorable to Covered Persons with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the certificate of incorporation of the Company.

(b) At the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law, except that the name of the Surviving Company shall be “Arconic Corporation”; and provided that the bylaws of the Surviving Company shall contain provisions no less favorable to Covered Persons with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the bylaws of the Company.

Section 1.6 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, in each case in accordance with the certificate of incorporation and bylaws of the Surviving Company.

Section 1.7 Officers. Except as otherwise determined by Parent prior to the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, in each case in accordance with the certificate of incorporation and bylaws of the Surviving Company.

Article II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Merger Sub or any holder of Company Common Shares or shares of common stock of Merger Sub:

(i) Common Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Company, and such shares shall constitute the only outstanding shares of common stock of the Surviving Company. From and after the Effective Time, all certificates representing shares of common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(ii) Cancellation of Certain Stock. Each Company Common Share issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company and each Company Common Share issued and outstanding immediately prior to the Effective Time that is owned or held by (A) any wholly owned Subsidiary of the Company or (B) Parent or any of its direct or indirect wholly owned Subsidiaries (including Merger Sub), other than, in each case, Company Common Shares held in a fiduciary, representative or other capacity on behalf of third parties, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor.

(iii) Conversion of Company Common Shares. Each Company Common Share issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and Dissenting Shares) shall be automatically converted into the right to receive $30.00 in cash, without interest (the “Merger Consideration”), in accordance with the provisions of Section 2.2 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.2(j)).

All of the Company Common Shares converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and uncertificated Company Common Shares represented by book-entry form (“Book-Entry Shares”), and each certificate that, immediately prior to the Effective Time, represented any such Company Common Shares (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration into which the Company Common Shares represented by such Book-Entry Share or Certificate have been converted pursuant to this Section 2.1.

(b) Shares of Dissenting Stockholders. Any provision of this Agreement to the contrary notwithstanding, if required by the DGCL (but only to the extent required thereby), Company Common Shares that are issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares) and that are held by holders of such Company Common Shares who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL with respect to any such Company Common Shares held by any such holder (the “Dissenting Shares”) shall be canceled and cease to exist and shall not be converted into the right to receive the Merger Consideration, and holders of such Dissenting Shares shall be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of such Section 262 unless and until any such holder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such rights, such Dissenting Shares will thereupon be treated as if they had been converted into, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon, and the Surviving Company shall remain liable for payment of the Merger Consideration for such Dissenting Shares. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company shall give Parent (i) prompt notice (and in any event within two (2) Business Days of becoming aware) of any demands, withdrawal of such demands or other instruments served pursuant to the DGCL received by the Company for appraisals of Company Common Shares prior to the Effective Time and (ii) the right to control all negotiations and proceedings with respect to such demands; provided, that prior to the Effective Time, Parent shall consult with the Company and consider in good faith the Company’s advice with respect to such negotiations and proceedings and the Company shall have the right to participate in any such negotiations and proceedings. Prior to the Effective Time, the Company and Parent shall not, except with the prior written consent of Parent, in the case of the Company, or the Company, in the case of Parent, make any payment with respect to any demands for appraisal or settle or offer to settle any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise fail to comply with the provisions under Section 262 of the DGCL (or agree to commit to do any of the foregoing).

(c) Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding Company Common Shares shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 2.1(c) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.2 Exchange of Certificates.

(a) Appointment of Paying Agent. Parent shall appoint a nationally recognized bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration and, at or prior to the Closing, shall enter into a paying agent agreement in form and substance reasonably acceptable to the Company relating to the Paying Agent’s responsibilities under this Agreement.

(b) Deposit of Merger Consideration. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, in trust for the benefit of the holders of Company Common Shares, other than Company Common Shares that will be cancelled pursuant to Section 2.1(a)(ii) or Dissenting Shares, a cash amount that, when taken together with available cash of the Company and its Subsidiaries that is deposited with the Paying Agent at the Effective Time, is sufficient to pay the aggregate Merger Consideration (such aggregate Merger Consideration, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to fund payments pursuant to this Section 2.2.

(c) Exchange Procedures. As promptly as practicable (and no later than the third (3rd) Business Day) after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of Company Common Shares as of immediately prior to the Effective Time whose Company Common Shares were converted pursuant to Section 2.1(a)(iii) into the right to receive the Merger Consideration (i) a letter of transmittal (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration.

(d) Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates or Book-Entry Shares to the Paying Agent together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, or, in the case of Book-Entry Shares, receipt of an “agent’s message” by the Paying Agent, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement. In the event of a transfer of ownership of Company Common Shares that is not registered in the transfer or stock records of the Company, any cash to be paid upon due surrender of the Certificates or Book-Entry Shares formerly representing such Company Common Shares may be paid to any such transferee if such Certificates or Book-Entry Shares are presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer, in each case properly endorsed or otherwise in proper form and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the Merger Consideration payable upon surrender of any Certificates or Book-Entry Shares.

(e) No Further Ownership Rights in Company Common Shares. From and after the Effective Time, subject to applicable Law in the case of Dissenting Shares, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of the Company other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.2(d), without interest, and (ii) the stock transfer books of the Company shall be closed with respect to all Company Common Shares outstanding immediately prior to the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of Company Common Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing Company Common Shares are presented to the Surviving Company, Parent or the Paying Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(f) Investment of Payment Fund. The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent; provided that any such investments shall be in (i) obligations of, or guaranteed by, the United States government, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper obligations rated the highest quality by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or (iv) money market funds investing solely in a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months; provided, further, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II, and following any losses from any such investment, Parent shall promptly deposit (or cause to be deposited) additional funds, by wire transfer of immediately available funds, to the Paying Agent for the benefit of the holders of Company Common Shares at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Payment Fund. Any net profits resulting from or income arising out of such investments shall be paid to Parent or the Surviving Company pursuant to Section 2.2(g).

(g) Termination of Payment Fund. Any portion of the Payment Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for twelve (12) months after the Effective Time shall be delivered to Parent, upon demand, and any holder of Certificates or Book-Entry Shares that has not theretofore complied with this Article II shall thereafter look only to Parent or the Surviving Company (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration that such holder has the right to receive pursuant to this Article II, without any interest thereon.

(h) No Liability. Subject to applicable Law, none of Parent, the Company, Merger Sub or the Paying Agent shall be liable to any Person in respect of any portion of the Payment Fund or the Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Subject to applicable Law, notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or the cash to be paid in accordance with this Article II that remains undistributed to the holders of Certificates and Book-Entry Shares as of immediately prior to the date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity, shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(i) Withholding Rights. Each of the Company, the Surviving Company, Parent, Merger Sub and the Paying Agent (without duplication) shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, such amounts as are required to be deducted or withheld with respect to the making of such payment under applicable Tax Law. To the extent that any amounts are so deducted or withheld and timely remitted to the appropriate Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(j) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in a customary amount as Parent or the Paying Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Paying Agent (or, if subsequent to the termination of the Payment Fund and subject to Section 2.2(g), Parent or the Surviving Company) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration in accordance with the terms of this Agreement.

Section 2.3 Treatment of Company Equity Awards.

(a) At the Effective Time, each compensatory option to purchase Company Common Shares (a “Company Option”) that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, shall by virtue of the Merger and without any action on the part of the holder thereof, vest in full and be cancelled and converted into the right to receive, without interest, a cash payment equal to the product of (i) the number of Company Common Shares subject to such Company Option as of immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration over the exercise price per Company Common Share subject to such Company Option as of the Effective Time, less any applicable Taxes required to be withheld with respect to such payment. Any Company Option that has an exercise price per Company Common Share subject to such Company Option that is greater than or equal to the Merger Consideration shall be cancelled at the Effective Time for no consideration.

(b) At the Effective Time, each restricted share unit award in respect of Company Common Shares (a “Company RSU Award”), and each performance-based restricted share unit award in respect of Company Common Shares (a “Company PSU Award”) that is outstanding as of immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, vest in full and be cancelled and converted into the right to receive, without interest, a cash payment equal to the product of (i) the number of Company Common Shares subject to such Company RSU Award or Company PSU Award as of immediately prior to the Effective Time and (ii) the Merger Consideration, less any applicable Taxes required to be withheld with respect to such payment.

(c) For purposes of Section 2.3(b)(i), the number of Company Common Shares subject to a Company PSU Award shall be determined by deeming the applicable performance goals to be achieved at the target level of performance; provided that, notwithstanding the foregoing, with respect to any Company PSU Award for which fifty percent (50%) or more of the applicable performance period has been completed as of the Effective Time, the number of Company Common Shares shall be determined based on the actual level of performance (as reasonably determined in good faith by the Company Board (or the authorized committee thereof) following reasonable consultation with Parent).

(d) At the Effective Time, each deferred stock unit award in respect of Company Common Shares (a “Company DSU Award”) under the Company Deferred Fee Plan for Directors or the Company Amended and Restated Deferred Fee Plan for Directors, as applicable, shall, by virtue of the Merger and without any action on the part of the holder thereof, vest in full and be cancelled and converted into the right to receive, without interest, a cash payment equal to the product of (i) the number of Company Common Shares subject to such Company DSU Award as of immediately prior to the Effective Time and (ii) the Merger Consideration, less any applicable Taxes required to be withheld with respect to such payment.

(e) Parent shall, or shall cause the Surviving Company to, pay to the holders of the Company Equity Awards the cash payments due pursuant to this Section 2.3 as promptly as practicable following the Closing Date (but in no event later than seven (7) Business Days after the Closing Date); provided, however, that to the extent that any Company RSU Award, Company PSU Award or Company DSU Award constitutes nonqualified deferred compensation subject to Section 409A of the Code, such cash payment shall be paid at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code.

(f) Prior to the Effective Time, the Company, the Company Board or the Compensation and Benefits Committee of the Company Board, as applicable, shall adopt resolutions approving the provisions of this Section 2.3.

Section 2.4 Further Assurances. If at any time prior to or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Parent, Merger Sub, the Company and the Surviving Company and their respective officers and directors shall execute and deliver all such instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in any form, document or report publicly filed with or publicly furnished to the SEC by the Company or any of its Subsidiaries at least two (2) Business Days prior to the date of this Agreement (excluding any disclosures set forth in under the captions “risk factors”, “forward-looking statements” or any other disclosures relating to forward-looking statements to the extent they are cautionary, predictive or forward-looking in nature) or (b) as disclosed in the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and (where such concept is recognized) in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and (where such concept is recognized) is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Section 3.1(b) of the Company Disclosure Letter sets forth the true and correct name, as of the date hereof, of each Subsidiary of the Company, the ownership interest of the Company in each such Subsidiary, as well as the state or jurisdiction of its organization.

(c) The Company has made available to Parent prior to the date of this Agreement a true, correct and complete copy of the Company’s certificate of incorporation and bylaws (collectively, the “Company Organizational Documents”), in each case, as amended through the date hereof. The Company Organizational Documents are in full force and effect, and the Company is not in material violation of any of their provisions.

Section 3.2 Capital Stock and Indebtedness.

(a) The authorized capital stock of the Company consists of 150,000,000 shares of common stock, par value $0.01 per share (the “Company Common Shares”), and 10,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Shares”). As of April 28, 2023 (the “Specified Date”), (i) 100,246,576 Company Common Shares were issued and outstanding (not including shares held in treasury), (ii) no Company Preferred Shares were issued and outstanding, (iii) 11,883,627 Company Common Shares were held in treasury, (iv) 383,439 Company Common Shares were issuable upon the exercise of outstanding Company Options, which had a weighted average exercise price of $26.45, (v) 1,910,716 shares were subject to Company RSU Awards, (vi) 779,366 shares were subject to Company PSU Awards (assuming achievement of the applicable performance goals at the target level) or, to the extent that the applicable performance period has been completed prior to the Specified Date, based on the actual level of achievement, (vii) 417,237 shares were subject to Company DSU Awards and (viii) no other shares of capital stock of the Company were issued, reserved for issuance or outstanding. All outstanding Company Common Shares are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(b) Except as set forth in Section 3.2(a), as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, calls, puts, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (i) obligating the Company or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests, including restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, put, convertible securities, exchangeable securities or other similar right, agreement or commitment relating to the capital stock or other equity interests of the Company or any of its Subsidiaries or (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, or (ii) granting any preemptive (other than, solely with respect to the Company’s Subsidiaries, statutory preemptive rights), antidilutive, rights of first refusal or similar rights with respect to any security issued by the Company or its Subsidiaries. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. As of the date of this Agreement, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of the Company or any of its Subsidiaries. Since the Specified Date through the date of this Agreement, the Company has not issued or repurchased any shares of its capital stock (other than in connection with the exercise, vesting or settlement of Company Equity Awards in accordance with their respective terms, or conducted pursuant to an authorization by the Company Board) or granted any Company Equity Awards.

(c) Except as set forth on Section 3.1(b) of the Company Disclosure Letter, the Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights (other than statutory preemptive rights) in favor of any Person other than the Company or a Subsidiary of the Company. Except for equity interests in the Company’s Subsidiaries, as of the date hereof, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any Person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any Person) other than equity interests that are not material to the Company and its Subsidiaries, taken as a whole.

(d) Except as set forth on Section 3.2(d) of the Company Disclosure Letter, each Company Equity Award was granted in accordance with the terms of the Company Equity Plan and in compliance in all material respects with all applicable Laws, and no Company Option is subject to Section 409A of the Code.

(e) Since the Specified Date, the Company has not declared, authorized or paid any dividends and distributions (including dividend equivalents) on shares of the capital stock of the Company or other securities of the Company or any of its Subsidiaries, other than dividends or distributions solely among the Company and its Subsidiaries or among the Company’s Subsidiaries.

Section 3.3 Corporate Authority Relative to this Agreement; Consents and Approvals; No Violation.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, perform its obligations hereunder, and, subject to adoption of this Agreement by holders of a majority of the outstanding Company Common Shares entitled to vote thereon (the “Company Stockholder Approval”), consummate the transactions contemplated hereby and thereby, including the Merger. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by the Company Board and, except for the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action or proceeding on the part of the Company or vote of the Company’s stockholders is necessary to authorize the execution and delivery by the Company of this Agreement or the consummation of the transactions contemplated hereby, including the Merger. The Company Board has (i) determined that the transactions contemplated by this Agreement and the other Transaction Documents to which the Company is a party, including the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved the execution, delivery and performance of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby, including the Merger, (iii) resolved to recommend that the holders of Company Common Shares adopt this Agreement (the “Recommendation”) and (iv) directed that the adoption of this Agreement be submitted for consideration by the Company’s stockholders at a meeting thereof. This Agreement has been, and the other Transaction Documents to which the Company is a party when executed will be, duly and validly executed and delivered by the Company and, assuming this Agreement and the other Transaction Documents to which the Company is a party constitute the legal, valid and binding agreement of Parent and Merger Sub, this Agreement and the other Transaction Documents to which the Company is a party constitute the legal, valid and binding agreement of the Company and are enforceable against the Company in accordance with its terms, except as such enforcement may be subject to applicable bankruptcy, reorganization, fraudulent conveyance, insolvency, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and the availability of equitable relief and any implied covenant of good faith and fair dealing (the “Enforceability Exceptions”).

(b) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of the Proxy Statement with the U.S. Securities and Exchange Commission (the “SEC”), (iii) the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “Exchange Act”), (iv) the rules and regulations of the New York Stock Exchange (the “NYSE”), (v) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and all other applicable Laws designed to govern competition or trade regulation or to prohibit, restrict or regulate actions with the purpose or effect of monopolization or restraint of trade of the jurisdictions set forth on Section 3.3(b) of the Company Disclosure Letter (collectively, “Antitrust Laws”) and (vi) applicable Laws intended to screen, prohibit or regulate foreign investments on public interest or national security grounds (“Investment Screening Laws”), and clauses (i) – (vi), collectively, the “Transaction Approvals”), and subject to the accuracy of Parent’s and Merger Sub’s representations and warranties set forth in Section 4.2(b), no authorization, consent, Order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is required to be made or obtained under applicable Law for the consummation by the Company of the transactions contemplated by this Agreement and the other Transaction Documents to which the Company is a party, except for such authorizations, consents, Orders, licenses, permits, approvals, registrations, declarations, notices and filings that (A) are not required to be made or obtained prior to the consummation of such transactions or (B) the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) The execution and delivery by the Company of this Agreement and the other Transaction Documents to which the Company is a party does not, and (assuming the Transaction Approvals are obtained) the consummation of the transactions contemplated hereby and thereby and compliance with the provisions hereof and thereof will not, (i) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, constitute a change of control or default under (with or without notice or lapse of time, or both), result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of any Lien (other than a Permitted Lien) on any of the properties or assets of the Company or any of its Subsidiaries pursuant to, any Contract to which the Company or any of its Subsidiaries is a party or by which it or any of its respective properties or assets is bound, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) conflict with or result in any violation of any provision of the Company Organizational Documents or (iii) conflict with or violate any applicable Law, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.4 Reports and Financial Statements.

(a) The Company has timely filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC since January 1, 2021 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, and as supplemented, modified or amended since the time of filing, the “Company SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the applicable requirements of the U.S. Securities Act of 1933, as amended, (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations of the SEC promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is, or at any time since January 1, 2021 has been, required to file any forms, reports or other documents with the SEC.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in or incorporated by reference into the Company SEC Documents (i) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as of the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments that are not material and to any other adjustments described therein, including the notes thereto), (ii) were prepared in all material respects in conformity with U.S. generally accepted accounting principles (“GAAP”) (except in the case of the unaudited statements for normal year-end adjustments and any other adjustments described therein, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply as to form in all material respects with the applicable accounting requirements under the Securities Act, the Exchange Act and the applicable rules and regulations of the SEC. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to the Company SEC Documents. As of the date of this Agreement, to the knowledge of the Company, none of the Company SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review or ongoing SEC investigation.

Section 3.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 and 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. To the Company’s knowledge, as of and for the year ended December 31, 2022, the Company’s independent registered public accounting firm has not identified or been made aware of: (a) any “material weakness” or “significant deficiencies” (each as defined in Rule13a-15(f) of the Exchange Act) in the design or operation of internal control over financial reporting utilized by the Company or any of its Subsidiaries (nor has any such significant deficiency or material weakness been identified as of the date hereof) that is reasonably likely to adversely affect in any material respect the Company’s ability to report financial information; or (b) any fraud that involves the management or any other employees of the Company or any of its Subsidiaries who have a significant role in the Company’s internal control over financial reporting or disclosure controls and procedures.

Section 3.6 No Undisclosed Liabilities. There are no Liabilities of the Company or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due) that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, except for (i) Liabilities that are reflected or reserved against on the consolidated balance sheet of the Company and its Subsidiaries included in its Annual Report on Form 10-K for the annual period ended December 31, 2022 (including any notes thereto), (ii) Liabilities arising in connection with the transactions contemplated hereby or by the other Transaction Documents to which the Company is a party or in connection with obligations under existing Contracts or applicable Law, (iii) Liabilities incurred in the ordinary course of business since December 31, 2022 (none of which is a liability resulting from a breach of contract, breach of warranty, tort, infringement or misappropriation), (iv) Liabilities that have been discharged or paid in full in the ordinary course of business prior to the date hereof and (v) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” as defined by Item 303 of Regulation S-K promulgated under the Securities Act.

Section 3.7 Compliance with Law; Permits.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and each of its Subsidiaries are, and since January 1, 2021 have been, in compliance with all applicable federal, state, local and foreign laws, statutes, ordinances, rules, regulations, judgments, Orders, injunctions, decrees or agency requirements of Governmental Entities (collectively, “Laws” and each, a “Law”) and applicable authorizations, licenses, permits, certificates, variances, exemptions, approvals, Orders, registrations and clearances of any Governmental Entity (collectively, “Governmental Permits”). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries hold all Governmental Permits necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets, and to carry on and operate their businesses as currently conducted.

(b) None of the Company or its Subsidiaries, or to the Company’s knowledge, any director, officer, employee or agent of the Company or any of its Subsidiaries, in each case, acting on behalf of the Company or any of its Subsidiaries, has, since January 1, 2021, (i) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic Governmental Officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries or (iii) violated applicable Bribery Legislation.

(c) None of the Company or its Subsidiaries, or to the Company’s knowledge, any of their respective directors, officers, employees or agents (i) is a Sanctioned Person, (ii) has, since January 1, 2021, engaged in direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country on behalf of the Company or any of its Subsidiaries in a manner prohibited by Sanctions Laws, except pursuant to a license issued by an appropriate department or agency of the U.S. government, or (iii) has, since January 1, 2021, violated, or engaged in any conduct sanctionable under, any Sanctions Law. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, at all relevant times since January 1, 2021, the Company or its Subsidiaries (as applicable) have been registered with the Directorate of Defense Trade Controls, U.S. Department of State in accordance with the International Traffic in Arms Regulations (the “ITAR”) to the extent required thereby and have maintained all licenses or other authorizations required by the ITAR and all necessary licenses or other authorizations, as required by any other Law addressing exports or imports (including, without limitation, the U.S. Export Administration Regulations (the “EAR”) and the EU Dual Use Regulations) and have maintained policies and procedures reasonably designed to ensure compliance with the ITAR, EAR, EU Dual Use Regulations, and any other applicable Law addressing exports or imports. Since January 1, 2021, and through the date of this Agreement, to the knowledge of the Company, the Company and its Subsidiaries have not been the subject of any investigation, prosecution or enforcement action by a Governmental Entity pursuant to any Bribery Legislation, Sanctions Laws, or any law addressing exports or imports (including the ITAR and EAR).

Section 3.8 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Company and each of its Subsidiaries are, and since January 1, 2021, have been, in compliance with applicable Environmental Laws, and each has, or has applied for, all Environmental Permits necessary for the conduct and operation of their respective businesses, (b) none of the Company or any of its Subsidiaries is subject to any Order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials, (c) there is no Proceeding to which the Company or any of its Subsidiaries is a party pending or, to the knowledge of the Company, threatened in writing, alleging a violation by, or liability of, the Company or any of its Subsidiaries under Environmental Laws, and (d) to the knowledge of the Company, there has been no Release of Hazardous Materials at, on, under, or from any Owned Real Property or Leased Real Property, or any other property currently or formerly owned, leased or operated by the Company that would reasonably be expected to result in the imposition on the Company or any of its Subsidiaries of any liability under any Environmental Law.

Section 3.9 Employee Benefit Plans; Labor.

(a) Section 3.9(a) of the Company Disclosure Letter sets forth a current, correct and complete list, as of the date hereof, of each material U.S. Company Benefit Plan and each material Company Benefit Plan that is a defined benefit pension plan or an arrangement that provides for post-employment or post-retirement medical or life insurance benefits (together with such U.S. Company Benefit Plans, the “Listed Plans”). With respect to each Listed Plan, to the extent applicable, current, correct and complete copies of the following have been delivered or made available to Parent by the Company: (i) all plan documents (including all material written amendments thereto) (which, for the avoidance of doubt, with respect to any Listed Plan for which a form agreement is used, shall consist of a copy of such form and a summary of any material deviations); (ii) the most recent audited financial statements and actuarial or other valuation reports; (iii) the most recent Annual Report on Form 5500 required to be filed with the Internal Revenue Service (the “IRS”); (iv) the most recent determination, opinion or advisory letter from the IRS for any U.S. Company Benefit Plan that is intended to qualify under Section 401(a) of the Code; (v) the most recent summary plan description; (vi) any related trust agreement or other material funding instrument; and (vii) with respect to each Listed Plan that is a defined benefit pension plan (other than a Listed Plan in any jurisdiction where responsibility for filings and similar reports is imposed on a trustee or other third party rather than on the Company or one of its Subsidiaries), for the last two (2) years, all material filings with pension regulators, and all material reports, material returns, material filings and material correspondence with any Governmental Entity. The Company shall have made available to Parent no later than forty-five (45) days following the date of this Agreement: (A) a list of each material Non-U.S. Company Benefit Plan that is not a Listed Plan and, to the extent applicable to any such Non-U.S. Company Benefit Plan, current, correct and complete copies of all documents, plans, statements, forms, letters or agreements described in this Section 3.9(a) and (B) with respect to each such Non-U.S. Company Benefit Plan, to the extent applicable, for the last two (2) years, all material filings with pension regulators, and all material reports, material returns, material filings and material correspondence with any Governmental Entity and all confirmations of registration of the Company Benefit Plans with Governmental Entities.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Company Benefit Plan has been established, operated and administered in accordance with its terms, any contractual arrangements and the requirements of all applicable Laws, including ERISA and the Code; (ii) all contributions required to be made by the Company or any of its Subsidiaries to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period since January 1, 2021 through the date hereof, have been timely made; (iii) each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the IRS or may rely on a favorable opinion letter issued by the IRS and, to the knowledge of the Company, there are no existing circumstances that would reasonably be expected to result in disqualification of any such Company Benefit Plan or the related trust; (iv) no non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code has occurred involving any Company Benefit Plan; (v) all obligations of the Company and its Subsidiaries under or in respect of the Statutory Plans have been satisfied, and there are no outstanding defaults or violations thereunder by the Company or any of its Subsidiaries; (vi) with respect to Company Benefit Plans, neither the Company nor its Subsidiaries have received any notices or fines under any Sanctions Law from any Governmental Entity or independent regulator and, to the knowledge of the Company, no instances of non-compliance have been notified to any Governmental Entity or independent regulator; and (vii) there is no pending or, to the knowledge of the Company, threatened Proceeding relating to any Company Benefit Plan.

(c) With respect to each Company Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) such Company Benefit Plan satisfies all minimum funding requirements under Sections 412, 430 and 431 of the Code and Sections 302, 303 and 304 of ERISA, whether or not waived; (ii) such Company Benefit Plan is not in “at risk status” within the meaning of Section 430(i) of the Code or Section 303(i) of ERISA; (iii) the Pension Benefit Guaranty Corporation has not instituted Proceedings to terminate such Company Benefit Plan, and neither the Company nor any of its Subsidiaries has filed a notice of intent to terminate such Company Benefit Plan; (iv) no event has occurred or circumstance exists that may constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, such Company Benefit Plan; and (v) the Company and its Subsidiaries are not, and do not expect to be, subject to (A) any requirement to post security pursuant to Section 412(c)(4) of the Code or (B) any lien pursuant to Section 430(k) of the Code. Neither the Company nor any of its Subsidiaries have terminated any Company Benefit Plan that is subject to Title IV of ERISA since January 1, 2021, or incurred within such period any outstanding Liability under Section 4062 of ERISA to the Pension Benefit Guaranty Corporation or to a trustee appointed under Section 4042 of ERISA. Neither the Company nor any organization to which the Company is a successor or parent corporation, within the meaning of Section 4069(b) of ERISA, has since January 1, 2021, engaged in any transaction described in Section 4069 or 4212(c) of ERISA.

(d) None of the Company, its Subsidiaries or any of their respective ERISA Affiliates (the “Company Group”) has, since January 1, 2021, maintained, established, contributed to, been obligated to contribute to or had any Liability under any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2021, (i) each member of the Company Group has timely made all contributions required to be made by it to any Multiemployer Plan under the terms of the Multiemployer Plan and/or the applicable Collective Bargaining Agreement; (ii) no member of the Company Group has, since January 1, 2021, incurred or triggered either a complete or partial withdrawal (as defined in Section 4203 or Section 4205 of ERISA) from any Multiemployer Plan; and (iii) the Company has no knowledge as of the date hereof of any facts that would give rise to a partial withdrawal by any member of the Company Group from any Multiemployer Plan.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Company Benefit Plan that provides health or welfare benefits is either fully insured or, if not fully insured, any incurred but not reported claims under such Company Benefit Plan have been properly accrued in accordance with GAAP. No U.S. Company Benefit Plan provides for any post-employment or post-retirement medical or life insurance benefits for retired, former or current employees or any other Service Provider, or their respective beneficiaries or dependents, except as required by Section 4980B of the Code.

(f) The Company is not party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of Taxes imposed by Section 409A(a)(1)(B) or Section 4999 of the Code.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Non-U.S. Company Benefit Plan (i) if intended to qualify for special Tax treatment, meets all the requirements for such treatment; (ii) if required to be funded, book-reserved or secured by an insurance policy, is funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles; (iii) if intended to be filed, registered or approved by a competent Governmental Entity, has been duly and timely filed, registered or approved, as applicable; and (iv) has been maintained in good standing with the applicable Governmental Entity and in compliance with all applicable Laws.

(h) Except as expressly provided in this Agreement, neither the execution nor the shareholder approval of this Agreement nor the completion of the transactions contemplated hereby (either alone or in conjunction with any other event) will result in (i) any compensation or benefit becoming due to any Service Provider; (ii) the acceleration of vesting, timing of payment or funding of any compensation or benefit to any Service Provider; (iii) any increase to the compensation or benefits otherwise payable under any Company Benefit Plan; (iv) any limitation or restriction on the right of the Company or any of its Subsidiaries to merge, amend or terminate any Company Benefit Plan; or (v) any compensation or benefits that would not be deductible under Section 280G of the Code or that would be subject to the excise tax under Section 4999 of the Code.

(i) Section 3.9(i) of the Company Disclosure Letter sets forth a current, correct and complete list, as of the date hereof, of each collective bargaining agreement, labor union contract, letter of intent, works council arrangement or trade union agreement to which the Company or any of its Subsidiaries is a party either directly or by operation of law (each, a “Collective Bargaining Agreement”) that covers any current Service Providers in the United States and current, correct and complete copies of such Collective Bargaining Agreements have been delivered or made available to Parent by the Company. The Company shall have made available to Parent no later than forty-five (45) days following the date of this Agreement a current, correct and complete list, as of the date hereof, of each Collective Bargaining Agreement that covers any current Service Providers outside of the United States, and current, correct and complete copies of each such Collective Bargaining Agreement shall have been delivered or made available to Parent by the Company as of such forty-fifth (45th) day following the date of this Agreement. With respect to each Collective Bargaining Agreement, the Company is in compliance with its obligations thereunder and all applicable Laws relating thereto, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There are no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries, or any other union organization activity, including but not limited to any filings for recognition with any Governmental Entity, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(j) Except as would not reasonably be expected to result in, individually or in the aggregate, a material Liability to the Company, (i) all Service Providers who are natural persons have been properly classified under applicable Law (A) as employees or individual independent contractors or consultants and (B) for employees, as an “exempt” employee or a “non-exempt” employee (for employees in the United States, within the meaning of the Fair Labor Standards Act and state Law); and (ii) there is no strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) there is no pending charge or complaint against the Company or any of its Subsidiaries before the National Labor Relations Board or other applicable labor relations tribunal or any comparable Governmental Entity; and (B) the Company and its Subsidiaries have complied with all Collective Bargaining Agreements and all applicable Laws regarding employment and employment practices, including, but not limited to, wages, working hours and rest periods, pay slips, overtime and overtime payments, terms and conditions of employment, health and safety, immigration, social security and other social benefits contributions, housing fund contributions, paid annual leave and vacations, statutory leaves, written employment contract requirements, open-ended contracts, worker classification, labor dispatch and third-party employer arrangements, statutory severance and other compensation, collective bargaining, discrimination, civil rights, fringe benefits, and reductions in force, and no Proceedings relating to non-compliance with any of the foregoing in this Section 3.9(j) are pending or, to the knowledge of the Company, threatened in writing.

(k) None of the Company or any of its Subsidiaries is party to a settlement agreement with a Service Provider resolving allegations of sexual harassment or sexual misconduct by a current or former member of the Company Board or executive officer of the Company. There are no, and since January 1, 2021, there have not been any actions, claims or litigations pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries, in each case, involving allegations of sexual harassment or sexual misconduct by a current or former member of the Company Board or executive officer of the Company.

Section 3.10 Absence of Certain Changes or Events.

(a) Since January 1, 2023 through the date of this Agreement, except for events giving rise to, and the discussion and negotiation of, this Agreement (i) the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business, other than in connection with modifications, suspensions and/or alterations of policies or operations resulting from, or determined by the Company to be advisable and reasonably necessary in response to any Covid-19 Measures, Sanctions Measures or Cybersecurity Measures and (ii) except as set forth on Section 3.10(a) of the Company Disclosure Letter, the Company and its Subsidiaries have not taken or agreed to take any action that, if taken after the date hereof, would require the consent of Parent pursuant to Section 5.1(b)(ii), (vii), (viii), (ix) and (xviii) (but, in the case of Section 5.1(b)(xviii), solely with respect to the enumerated subsections of Section 5.1(b) previously listed in this sentence).

(b) Since January 1, 2023, there has not been any fact, change, circumstance, event, occurrence, condition or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.11 Litigation. There is no Proceeding to which the Company or any of its Subsidiaries is a party pending or, to the knowledge of the Company, threatened that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any of its Subsidiaries is subject to any outstanding Order that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.12 Company Information. The information supplied or to be supplied by the Company for inclusion in the proxy statement relating to the Company Stockholders’ Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) will not, at the time the Proxy Statement is filed with the SEC, at the time the Proxy Statement is first disseminated to the Company’s stockholders or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied, or required to be supplied, by Parent or Merger Sub or any of their Affiliates (including the Equity Investors) for inclusion or incorporation by reference therein. The Proxy Statement filed by the Company will, at the time of the Company Stockholders’ Meeting, comply as to form in all material respects with the applicable requirements of the Exchange Act.

Section 3.13 Tax Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a) The Company and its Subsidiaries (i) have timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate; and (ii) have paid all Taxes that are required to be paid by any of them, except, in each case of clauses (i) and (ii), with respect to matters contested in good faith or for which adequate reserves have been established, in accordance with GAAP.

(b) There are not pending, or to the Company’s knowledge, threatened in writing, any audits, examinations, investigations or other administrative or judicial proceedings in respect of Taxes of the Company or any of its Subsidiaries, in each case, other than in respect of matters for which adequate reserves have been established, in accordance with GAAP. Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to a Tax assessment or deficiency outside the ordinary course of business, which waiver is still in effect, and no request for any such waiver or extension is currently pending (other than any such waiver made in the ordinary course of business).

(c) There are no Liens for Taxes on any property of the Company or any of its Subsidiaries other than Permitted Liens.

(d) None of the Company and its Subsidiaries (i) has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which is or was the Company or any of its Subsidiaries) or (ii) has any liability for Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(e) None of the Company and its Subsidiaries is party to or is bound by any tax sharing, allocation, indemnification or similar agreement or arrangement other than (x) any such agreement or arrangement solely between the Company and/or its Subsidiaries and (y) provisions contained in leases, credit agreements, employment agreements, commercial agreements and other agreements entered into in the ordinary course of business and not primarily relating to Taxes.

(f) None of the Company and its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify as tax-free pursuant to Section 355(a)(1) of the Code in the past two (2) years.

(g) None of the Company or any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(h) Since January 1, 2021, no written claim has been made by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file income or franchise Tax Returns that the Company or any such Subsidiary is or may be subject to income or franchise taxation by, or required to file any income or franchise Tax Return in, that jurisdiction.

(i) Neither the Company nor any of its Subsidiaries has failed to withhold, collect, or timely remit any Taxes required to have been withheld, collected and remitted with respect to any payments to a vendor, employee, independent contractor, creditor, stockholder or any other Person.

Section 3.14 Real Property.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company or a Subsidiary of the Company has good and valid title to the real property owned by the Company and each Subsidiary of the Company (the “Owned Real Property”) and to all of the buildings, structures and other improvements thereon, free and clear of all Liens (other than Permitted Liens), and (ii) there are no pending or, to the knowledge of the Company, threatened in writing condemnation or similar proceedings affecting any Owned Real Property.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company or a Subsidiary of the Company has a good and valid leasehold interest in each real property leased by the Company or any Subsidiary of the Company (the “Leased Real Property”), free and clear of all Liens (other than Permitted Liens), (ii) each lease, together with all guarantees therein relating to the Leased Real Property (each, a “Company Lease”) is in full force and effect, subject to the Enforceability Exceptions, and (iii) none of the Company or any of its Subsidiaries has received written notice of any material default under any Company Lease.

Section 3.15 Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a) To the knowledge of the Company, (i) no Owned Intellectual Property is subject to any Order adversely affecting the use thereof or rights thereto by the Company (other than Orders in Proceedings related to the application for, or registration of, any Company Registered Intellectual Property in the ordinary course of business) or any of its Subsidiaries, (ii) the Company has not received notice of any opposition or cancellation Proceeding pending against the Company or its Subsidiaries concerning the ownership, validity, or enforceability of any Company Registered Intellectual Property (other than Proceedings related to the application for, or registration of, any Company Registered Intellectual Property in the ordinary course of business) and (iii) no Patent that is Company Registered Intellectual Property is invalid or unenforceable.

(b) The Company and its Subsidiaries either own all right, title and interest in or have a valid right to use (or otherwise use as permitted by applicable Law) the Company Intellectual Property free and clear of all Liens (except for Permitted Liens).

(c) There are no pending Proceedings brought by the Company against any third Person alleging infringement of Owned Intellectual Property nor any pending Proceedings brought against the Company or any of its Subsidiaries alleging infringement, misappropriation or other violation of any Intellectual Property of any third Person and the Company is not infringing, misappropriating or otherwise violating, and, has not since January 1, 2021 infringed, misappropriated or otherwise violated, the Intellectual Property of any third Person.

(d) The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of the material Trade Secrets of the Company and its Subsidiaries, and since January 1, 2021, to the Company’s knowledge, there has been no unauthorized access, unauthorized acquisition or disclosure, or any loss or theft, of any material Trade Secret of the Company or its Subsidiaries.

(e) To the Company’s knowledge, all IT Assets used by the Company or any of its Subsidiaries in the conduct of their businesses (i) are sufficient in all material respects as is necessary for the businesses of the Company and its Subsidiaries as currently conducted and (ii) do not contain any virus, software routine, malware, hardware component, disabling code or instructions, spyware or other vulnerabilities designed to permit unauthorized access or to disable or otherwise harm any IT Assets.

(f) To the Company’s knowledge, since January 1, 2021, (i) except as has been remediated in all material respects, no material IT Assets have suffered any material failures, breakdowns, disruptions or interruptions and (ii) there has been no unauthorized access, use or disclosure of Personal Data and unauthorized access to or other breach of security with respect to any IT Assets, in each case, that would constitute a breach of any applicable Information Privacy and Security Law.

(g) The Company and its Subsidiaries have reasonably designed measures in place intended to protect any Personal Data under their possession or control from any use or access that would violate Information Privacy and Security Laws, the Privacy Policies or any contractual obligations applicable to the Company or any of its Subsidiaries.

(h) (i) The Company’s and each of its Subsidiaries’ collection, use, storage or other processing of Personal Data complies in all material respects with (A) Information Privacy and Security Laws and (B) applicable privacy policies or disclosures posted to websites or other media maintained or published by the Company or any of its Subsidiaries (each, a “Privacy Policy”), in each case, except where such non-compliance would not result in a material liability, and (ii) since January 1, 2021, the Company has not received written notice of any pending claims from any Governmental Entity or, to the knowledge of the Company, threatened claims from any Governmental Entity, against the Company or its Subsidiaries alleging the Company’s or its Subsidiaries’ collection, use, storage or other processing of Personal Data violates applicable Law (including Information Privacy and Security Laws).

Section 3.16 Material Contracts.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth a complete list, as of the date of this Agreement, of each Contract to which the Company or any of its Subsidiaries is a party (other than this Agreement and the other Transaction Documents to which the Company is a party, any Company Benefit Plans and any Contracts solely between the Company and any wholly owned Subsidiaries of the Company, solely between any wholly owned Subsidiaries of the Company) that:

(i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(ii) expressly imposes any material restriction on the right or ability of the Company or any of its Subsidiaries to compete with any other Person or compete in any geographical area or solicit any client or customer and, in each case, that following the Closing will materially restrict the ability of Parent or its Subsidiaries (other than the Surviving Company and its Subsidiaries) to so compete or solicit;

(iii) expressly imposes any material obligation on the Company or its Subsidiaries (or following the Closing, Parent or its Subsidiaries) to conduct business with any third party on a preferential or exclusive basis, or that contains a material “most favored nation” or similar covenants that, in each case, are material to the business of the Company and its Subsidiaries, taken as a whole;

(iv) provides for Indebtedness for borrowed money (other than intercompany Indebtedness owed by the Company or any wholly owned Subsidiary to any other wholly owned Subsidiary, or by any wholly owned Subsidiary to the Company) of the Company or any of its Subsidiaries having an outstanding principal amount in excess of $15,000,000;

(v) is an ISDA Master Agreement or brokerage account, or schedule thereto, relating to a financial swap, future or option of the Company or any of its Subsidiaries involving an interest rate, foreign exchange or commodity (excluding any swap, future or option with respect to aluminum (including, but not limited to, such transactions with Midwest Premium, LME, SHFE, and Rotterdam premium, and similar aluminum assessments and contracts) entered into in the ordinary course of business) with a notional amount equal to or greater than $20,000,000;

(vi) that requires the Company or any of its Subsidiaries, directly or indirectly after the date of this Agreement, to make any advance, loan, extension of credit (other than pursuant to customer payment terms) or capital contribution to, or other investment in, any person (other than the Company or any of its wholly owned Subsidiaries or any trust, pension or other employee benefit or similar plan) in any such case which is in excess of $10,000,000;

(vii) grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries;

(viii) is a Contract with any Significant Customer for the sale of goods or services by the Company or any of its Subsidiaries or is a Contract with any Significant Supplier for the purchase of services, materials, supplies or equipment by the Company or any of its Subsidiaries (other than any purchase or sale order, including any such purchase or sale order based on quoted or pre-established pricing or that is processed in the ordinary course of business through an electronic transaction, or other Contract, in each case, that is not material to the Company and its Subsidiaries, taken as a whole);

(ix) was entered into since January 1, 2021, and provides for the acquisition or disposition of any assets (other than acquisitions or dispositions in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise) or capital stock or other equity interests of any Person with a value in excess of $30,000,000 which contains any outstanding material obligations, including indemnification, guarantee, “earn-out” or other contingent payment obligations, as of the date of this Agreement;

(x) is a material joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any material joint venture, partnership or limited liability company;

(xi) is a Contract pursuant to which the Company or any of its Subsidiaries grants or receives a license in or to Company Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole, other than (A) an intercompany license between the Company and any of its Subsidiaries, (B) a license of Software that is generally commercially available on standard terms or (C) a non-exclusive license to a customer granted in the ordinary course of business; or

(xii) is a settlement, conciliation or similar Contract with any Governmental Entity pursuant to which the Company or any of its Subsidiaries has continuing material obligations or involving payments of more than $10,000,000.

All contracts of the types referred to in clauses (i) through (xi) above, whether or not so listed on Section 3.16(a) of the Company Disclosure Letter, excluding any Company Benefit Plans, are referred to herein as “Company Material Contracts.”

(b) Neither the Company nor any of its Subsidiaries is in breach of or default in any respect under the terms of any Company Material Contract and, to the knowledge of the Company, no other party to any Company Material Contract is in breach of or default in any respect under the terms of any Company Material Contract, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of the Company, each Company Material Contract (i) is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and of each other party thereto and (ii) is in full force and effect, subject to the Enforceability Exceptions, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There are no disputes pending, or to the Company’s knowledge, threatened in writing, with respect to any Company Material Contract, and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to a Company Material Contract to terminate for default, convenience or otherwise any Company Material Contract, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.17 Opinions of Financial Advisors. The Company Board has received the opinions of Goldman Sachs & Co. LLC and Evercore Group L.L.C., each of which, if initially rendered verbally, has been or will be confirmed by a written opinion dated the same date, in each case to the effect that, based upon and subject to the various qualifications, assumptions and limitations set forth therein, as of the date of such opinion, the Merger Consideration to be received by holders of Company Common Shares (other than Parent and its affiliates) in the Merger is fair from a financial point of view to such holders. A copy of the signed written version of each opinion referenced in this Section 3.17 will be made available to Parent for informational purposes only on a non-reliance basis promptly following receipt by the Company Board.

Section 3.18 Finders or Brokers. Except for Goldman Sachs & Co. LLC and Evercore Group L.L.C., neither the Company nor any of its Subsidiaries has employed any investment banker, broker, financial advisor, finder or other similar Person (a “Company Financial Advisor”) in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger. The Company has furnished to Parent true, correct and complete copies of all agreements between the Company and the Company Financial Advisor to which the Company Financial Advisor is entitled to a fee as a result of the Merger.

Section 3.19 State Takeover Statutes. Assuming the accuracy of Parent’s representations and warranties set forth in Section 4.10, no state “fair price,” “moratorium,” “control share acquisition” or “business combination statute or regulation” or other anti-takeover or similar Law (including the restrictions on “business combinations” with an “interested stockholder” (each as defined in Section 203 of the DGCL) under Section 203 of the DGCL) (each, a “Takeover Statute”) is applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement. The Company Board has taken all actions necessary to render all potentially applicable Takeover Statutes inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement.

Section 3.20 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) all insurance policies maintained by the Company and any of its Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid; (b) neither the Company nor any of its Subsidiaries is in breach of or default under any insurance policy maintained by the Company or any of its Subsidiaries; (c) neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default or permit termination or modification of any insurance policy maintained by the Company or any of its Subsidiaries and (d) there are no material claims under any of the insurance policies for which coverage has been denied or disputed by the applicable insurance carrier (other than a denial or dispute in the ordinary course of business or a customary reservation of rights notice).

Section 3.21 Customers and Suppliers. Section 3.21 of the Company Disclosure Letter sets forth the ten (10) largest customers (by total aggregate annual revenue received by the Company and its Subsidiaries) of the Company and its Subsidiaries for the twelve (12)-month period ending on December 31, 2022 (the “Significant Customers”) and the ten (10) largest suppliers (by total aggregate annual spend amounts paid to such suppliers by, or on behalf of, the Company and its Subsidiaries) (the “Significant Suppliers”) of the Company and its Subsidiaries for the twelve (12)-month period ending on December 31, 2022. During the twelve (12)-month period ending on December 31, 2022, no Significant Customer or Significant Supplier (x) cancelled or otherwise terminated, or, to the Company’s knowledge, threatened in writing, to cancel or otherwise to terminate, its relationship with the Company or its Subsidiaries, or (y) materially decreased its business with, or, to the Company’s knowledge, threatened in writing to materially decrease its business with the Company or its Subsidiaries, in each case, except as permitted by the terms of a Contract with the Company or any of its Subsidiaries or as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 3.22 Affiliate Transactions. Except for Company Benefit Plans and indemnification agreements entered into in the ordinary course of business, since January 1, 2021, there have been not been any Contracts or transactions between the Company or any of its Subsidiaries, on the one hand, and any present or former director or executive officer of the Company or any of its Subsidiaries or Affiliates or any holder of five percent (5%) or more of the Company Common Shares or any “immediate family member” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any of the foregoing, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act and that have not been so disclosed in the Company SEC Documents.

Section 3.23 Government Contracts. Since January 1, 2021, the Company has not received any written notice threatening the revocation of any Security Clearance of the Company, its Subsidiaries or any of their respective Affiliates which revocation would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company, its Subsidiaries and their respective Affiliates are in compliance with applicable requirements relating to their respective Security Clearances, including those specified in the Industrial Security Regulation (DOD 5220.22-R) and the National Industrial Security Program Operating Manual (DOD 5220.22-M), except, in each case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.24 No Other Representations. Except for the representations and warranties expressly set forth in this Article III (which includes exceptions set forth therein and in the Company Disclosure Letter), neither the Company nor any of its Affiliates or Representatives or any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates, and for the avoidance of doubt, except as set forth in this Article III neither the Company nor any of its Affiliates makes any express or implied representation or warranty with respect to any information provided or made available to Parent, the Equity Investors or their respective Representatives in connection with the transactions contemplated by this Agreement. The Company acknowledges that none of Parent, Merger Sub nor any Person on behalf of Parent or Merger Sub makes, and the Company has not relied upon, any express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided or made available to the Company in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or currency thereof other than the representations and warranties expressly contained, and subject to the qualifications and limitations, in Article IV or in the certificate provided pursuant to Section 6.3(c). Notwithstanding the foregoing, the provisions of this Section 3.24 do not limit the express representations and obligations of the Equity Investors contained in the Equity Commitment Letters or the Equity Investors contained in the Guarantee.

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the disclosure letter delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization. Parent is a limited liability company duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly qualified or licensed, and has all necessary governmental approvals, to do business and (where such concept is recognized) is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.2 Corporate Authority Relative to this Agreement; Consents and Approvals; No Violation.

(a) Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a party, perform its obligations hereunder and thereunder and consummate the transactions contemplated hereby and thereby, including the Merger and, at the Closing, the Financing. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by each of them of the transactions contemplated hereby, including the Merger, have been (and the Financing will be) validly authorized by the Board of Directors of Parent and the Board of Directors of Merger Sub and, except for the adoption of this Agreement by Parent, as the sole stockholder of Merger Sub (which such adoption shall occur immediately following the execution of this Agreement), and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action or proceeding on the part of either Parent or Merger Sub, or other vote of Parent’s stockholders or Merger Sub’s stockholders, is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, including the Merger. The Board of Directors of Parent has unanimously approved the execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby, including the Merger, and the Board of Directors of Merger Sub has unanimously (i) determined that the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party, including the Merger, are advisable, fair to and in the best interests of Merger Sub and its sole stockholder, (ii) approved the execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby, including the Merger and (iii) resolved to recommend that the sole stockholder of Merger Sub adopt this Agreement. This Agreement has been and the other Transaction Documents to which one or both of Parent and Merger Sub, as applicable, is a party when executed will be, duly and validly executed and delivered by Parent and/or Merger Sub, as applicable, and, assuming this Agreement and the other Transaction Documents to which one or both of Parent and Merger Sub, as applicable, is a party constitute the legal, valid and binding agreement of the Company, this Agreement and the other Transaction Documents to which one or both of Parent and Merger Sub, as applicable, is a party constitute the legal, valid and binding agreement of Parent and/or Merger Sub, as applicable, and are enforceable against Parent and/or Merger Sub, as applicable, in accordance with its terms, except as such enforcement may be subject to the Enforceability Exceptions.

(b) Other than in connection with or in compliance with the Transaction Approvals, and subject to the accuracy of the Company’s representations and warranties set forth in Section 3.3(b), no authorization, consent, Order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is required to be made or obtained under applicable Law for the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement including the Financing, except for such authorizations, consents, Orders, licenses, permits, approvals, registrations, declarations, notices and filings that (A) are not required to be made or obtained prior to the consummation of such transactions or (B) the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The execution and delivery by Parent and/or Merger Sub, as applicable, of this Agreement and the other Transaction Documents to which one or both of them is a party, does not, and (assuming the Transaction Approvals are obtained) the consummation of the transactions contemplated hereby and thereby, including the Financing, and compliance with the provisions hereof and thereof will not, (i) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, constitute a change of control or default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of any Lien (other than a Permitted Lien or a Lien securing the Financing) on any of the properties or assets of Parent, Merger Sub or any of their Subsidiaries pursuant to, any Contract to which Parent, Merger Sub or any of their Subsidiaries is a party or by which they or any of their respective properties or assets is bound, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) conflict with or result in any violation of any provision of the charter or bylaws or other equivalent organizational document, of Parent or Merger Sub or (iii) conflict with or violate any applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.3 Litigation. There is no Proceeding to which Parent or any of its Subsidiaries is a party pending or, to the knowledge of Parent, threatened that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and neither Parent nor Merger Sub is subject to any outstanding Order that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 Parent and Merger Sub Information. The information supplied or to be supplied by Parent or its Affiliates (including the Equity Investors) for inclusion in the Proxy Statement will not, at the time the Proxy Statement is filed with the SEC, at the time the Proxy Statement is first disseminated to the stockholders of the Company or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to statements made therein based on information supplied by the Company or any of its Subsidiaries for inclusion or incorporation by reference therein.

Section 4.5 Finders or Brokers. Except as set forth on Section 4.5 of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has employed any investment banker, broker, financial advisor, finder or other similar Person in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.6 Financing; Solvency.

(a) Parent is a party to and has accepted (i) a fully executed commitment letter relating to a senior secured asset-based revolving credit facility, dated as of the date of this Agreement, by and between Parent and the Debt Financing Entities party thereto, (ii) a fully executed commitment letter relating to a senior secured bridge facility and senior secured term facility, dated as of the date of this Agreement, by and between Parent and the Debt Financing Entities party thereto, and (iii) a fully executed debt commitment letter, relating to senior unsecured notes, dated as of the date of this Agreement, by and between Parent and the Debt Financing Entities party thereto (the debt commitment letters referred to in the foregoing clauses (i), (ii) and (iii), together with all exhibits and schedules thereto, the “Debt Commitment Letters”) from the Debt Financing Entities party thereto pursuant to which such Debt Financing Entities have committed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein. The debt financing committed pursuant to the Debt Commitment Letters is collectively referred to in this Agreement as the “Debt Financing.”

(b) Parent is a party to and has accepted (i) a fully executed equity commitment letter, dated as of the date of this Agreement, by and among Apollo Investment Fund X, L.P., Apollo Overseas Partners (Delaware) X, L.P., Apollo Overseas Partners (Delaware 892) X, L.P., Apollo Overseas Partners X, L.P., Apollo Overseas Partners (Lux) X, SCSp (the “Alpha Equity Investors”) and Parent (the “Alpha Equity Commitment Letter”) and (ii) a fully executed equity commitment letter, dated as of the date of this Agreement, by and between Irenic Capital Panther Aggregator Master Fund LP (the “India Equity Investor“ and together with the Alpha Equity Investors, the “Equity Investors”) and Parent (the “India Equity Commitment Letter“ and, together with the Alpha Equity Commitment Letter, the “Equity Commitment Letters“ and the Equity Commitment Letters, together with the Debt Commitment Letters, the “Commitment Letters”), pursuant to which, on the terms and subject to the conditions set forth therein, the Equity Investors have agreed to invest in Parent the amount set forth therein. The equity financing committed pursuant to the Equity Commitment Letters is referred to in this Agreement as the “Equity Financing.” The Equity Financing and the Debt Financing are collectively referred to as the “Financing.” The Equity Commitment Letters provide that the Company is an express third-party beneficiary of, and entitled to enforce, the Equity Commitment Letters.

(c) Parent has delivered to the Company a true, complete and correct copy of the executed Commitment Letters and any executed fee letters, engagement letters and fee credit letters related thereto, subject, in the case of such fee letters, engagement letters and fee credit letters, to redaction solely of fee amounts, “market flex” provisions, terms of “securities demand” provisions, pricing terms and pricing caps and other terms that are customarily redacted (including any dates related thereto) (none of which could adversely affect the conditionality, enforceability, availability or termination of the Debt Financing or reduce the aggregate principal amount of the Debt Financing below the amount required to pay the Financing Amounts (after taking into account any available Equity Financing)).

(d) Except as expressly set forth in the Commitment Letters, there are no conditions precedent to the obligations of the Debt Financing Entities and the Equity Investors to provide the Financing or any contingencies that would permit the Debt Financing Entities or the Equity Investors to reduce the aggregate principal amount of the Financing below the amount required to pay the Financing Amounts, including any condition or other contingency relating to the amount or availability of the Financing pursuant to any “flex” provision. As of the date of this Agreement and assuming the conditions set forth in Section 6.1 and Section 6.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) or waived by the Closing, Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions required to be satisfied by it in any of the Commitment Letters on or prior to the Closing Date, nor does Parent have knowledge that any Debt Financing Entity or Equity Investor will not perform its obligations thereunder. As of the date of this Agreement, there are no side letters, agreements or other Contracts of any kind to which Parent is a party relating to the Commitment Letters or the Financing that could (i) adversely affect the conditionality or enforceability of, or termination rights under, the Commitment Letters or the availability of the Financing or (ii) reduce the aggregate amount of the Financing below the amount required to pay the Financing Amounts, other than as expressly contained in the Commitment Letters and delivered to the Company prior to the execution and delivery of this Agreement.

(e) Assuming that the conditions set forth in Section 6.1 and Section 6.3 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) have been satisfied or waived, the aggregate proceeds contemplated by the Commitment Letters (including after giving effect to any “flex” provision in or related to the Debt Commitment Letters (including with respect to fees and original issue discount)) shall provide Parent with cash proceeds on the Closing Date sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement and under the Commitment Letters, including payment of (i) the Merger Consideration, (ii) any premiums, fees, costs and expenses of or payable by Parent, Merger Sub or the Surviving Company on the Closing Date and (iii) all amounts in respect of the repayment, redemption and/or refinancing of any outstanding indebtedness of the Company and its Subsidiaries required in connection with the transactions described in, or pursuant to the terms of, this Agreement or the Commitment Letters (such amounts, collectively, the “Financing Amounts”).

(f) As of the date of this Agreement, the Commitment Letters are in full force and effect and constitute the legal, valid, binding and enforceable obligations of Parent and, to the knowledge of Parent, all the other parties thereto. As of the date of this Agreement, neither Parent nor Merger Sub is in breach of any terms or conditions set forth in the Commitment Letters and no event has occurred that, with or without notice, lapse of time or both, constitutes, or could constitute, a default, breach or failure to satisfy a condition by Parent under the terms and conditions of the Commitment Letters. Parent has paid in full any and all commitment fees or other fees required to be paid on or prior to the date hereof pursuant to the terms of the Commitment Letters on or before the date of this Agreement. As of the date of this Agreement, the Commitment Letters have not been modified, amended or altered and none of the respective commitments under any of the Commitment Letters have been terminated, reduced, withdrawn or rescinded in any respect, and, to the knowledge of Parent, no termination, reduction, withdrawal, modification, amendment, alteration or rescission thereof is contemplated (other than to add lenders, lead arrangers, bookrunners, syndication agents or other entities who had not executed the Debt Commitment Letters as of the date of this Agreement, but solely to the extent that such addition would not effect a Prohibited Modification).

(g) In no event shall the receipt or availability of any funds or financing (including the Financing) by Parent, Merger Sub or any of their respective Affiliates or any other financing be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

(h) No transfer of property is being made by Parent or Merger Sub, and no obligation is being incurred by Parent or Merger Sub in connection with the transactions contemplated by this Agreement or the other Transaction Documents, with the actual intent to hinder, delay or defraud either present or future creditors of Parent or Merger Sub or any of their respective Affiliates. Assuming that the conditions set forth in Section 6.1 and Section 6.3 have been satisfied or waived, immediately after giving effect to the consummation of the Merger and all of the transactions contemplated by this Agreement (including the Financing and any other financings entered into in connection therewith), the Surviving Company will be Solvent. “Solvent“ means, as of any time of determination, with respect to any Person, that:

(i) the fair value of the assets of such Person and its subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of such Person and its subsidiaries on a consolidated basis;

(ii) the present fair saleable value of the property of such Person and its subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of such Person and its subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured;

(iii) such Person and its subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and

(iv) such Person and its subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date.

Section 4.7 Guarantees. Concurrently with the execution of this Agreement, each of the Equity Investors has delivered to the Company a true, complete and correct copy of the executed Guarantee. The Guarantees are in full force and effect and constitute the legal, valid, binding and enforceable obligation of the Equity Investors in favor of the Company, enforceable by the Company in accordance with its terms (subject to the Enforceability Exceptions). None of the Equity Investors is in default or breach under the terms and conditions of its Guarantee, and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition under the terms and conditions of any of the Guarantees. Each of the Equity Investors has access to sufficient capital to satisfy the amount of its guaranteed obligations under its Guarantee in full.

Section 4.8 Merger Sub. Merger Sub is a wholly owned subsidiary of Parent. As at the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, of which 100 are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. There is no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity securities of Merger Sub. Since its date of incorporation, Merger Sub has not, and prior to the Effective Time will not have, carried on any business or conducted any operations other than the execution of this Agreement and the other Transaction Documents to which it is a party, the performance of its obligations hereunder and thereunder and matters ancillary hereto and thereto and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the other Transaction Documents to which it is a party and the Merger and the other transactions contemplated hereby and thereby.

Section 4.9 Certain Arrangements. As of the date of this Agreement, except as set forth on Section 4.9 of the Parent Disclosure Letter, there are no contracts, undertakings, commitments, agreements, obligations or understandings, whether written or oral, between Parent, Merger Sub, the Equity Investors or any of their respective Affiliates, on the one hand, and, to the knowledge of Parent, any beneficial owner (or Affiliate of a beneficial owner) of more than one percent (1%) of the outstanding Company Common Shares or any member of the Company’s management or the Company Board, on the other hand, relating in any way to the transactions contemplated by this Agreement or the operations of the Surviving Company (including with respect to the voting, acquisition or disposition of the capital stock or other equity interests of the Company, the management or control of the Company or any employment, consulting or other arrangements) after the Effective Time.

Section 4.10 Ownership of Company Common Shares. Except as set forth on Section 4.10 of the Parent Disclosure Letter, none of Parent, Merger Sub, the Equity Investors or any of their respective Subsidiaries or Affiliates beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any Company Common Shares or other securities convertible into, exchangeable for or exercisable for Company Common Shares or any securities of any Subsidiary of the Company, and none of Parent, Merger Sub, the Equity Investors or any of their respective Subsidiaries or Affiliates has any rights to acquire, directly or indirectly, any Company Common Shares, except pursuant to this Agreement. None of Parent, Merger Sub, the Equity Investors or any of their respective “affiliates” or “associates” is, or at any time during the last three (3) years has been, an “interested stockholder” of the Company, in each case as defined in Section 203 of the DGCL.

Section 4.11 No Vote of Parent Stockholders. No vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by Law, the organizational documents of Parent or the applicable rules of any exchange on which securities of Parent are traded in order for Parent to consummate the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party, including the Merger and the Financing.

Section 4.12 Investigation; No Other Representations. Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, Contracts, Intellectual Property, real estate, technology, Liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, and each of them acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company and its Subsidiaries that it and its Representatives have requested to review and that it and its Representatives have had the opportunity to meet with the management of the Company and to discuss the business and assets of the Company and its Subsidiaries. Except for the representations and warranties expressly set forth in this Article IV, none of Parent, Merger Sub or any of their respective Affiliates or Representatives or any other Person makes any other express or implied representation or warranty on behalf of Parent, Merger Sub or any of their respective Affiliates, and for the avoidance of doubt, except as set forth in this Article IV none of Parent, Merger Sub or any of their respective Affiliates or Representatives or any other Person makes any express or implied representation or warranty with respect to any information provided or made available to the Company in connection with the transactions contemplated by this Agreement. Each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes, and neither Parent nor Merger Sub has relied upon, any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent or Merger Sub in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or currency thereof, other than the representations and warranties expressly contained, and subject to the qualifications and limitations, in Article III or in the certificate provided pursuant to Section 6.2(c). Without limiting the foregoing, each of Parent and Merger Sub acknowledges and agrees that, except for any remedies available under this Agreement with respect to the representations and warranties expressly set forth, and subject to the qualifications and limitations, in Article III or in the certificate provided pursuant to Section 6.2(c), neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their Representatives or Affiliates or any other Person resulting from Parent’s, Merger Sub’s or their Representatives’ or Affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their Representatives or Affiliates, including any information made available in the electronic data room maintained by or on behalf of the Company or its Representatives for purposes of the transactions contemplated by this Agreement, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement.

Article V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business.

(a) During the period from the date hereof until the earlier of the valid termination of this Agreement in accordance with its terms and the Effective Time, except (i) as may be required by applicable Law, any Governmental Entity of competent jurisdiction or the rules or regulations of the NYSE, (ii) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed); provided that Parent shall be deemed to have consented in writing if it provides no response within five (5) Business Days after a request by the Company for such consent, (iii) as expressly contemplated, required or permitted by this Agreement, (iv) in connection with any action taken, or omitted to be taken, pursuant to any Covid-19 Measures, Sanctions Measures or Cybersecurity Measures, or (v) as set forth in Section 5.1(a) of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its business in the ordinary course and use commercially reasonable efforts to preserve its business organization intact and maintain existing relations with key customers, suppliers, lenders, partners, officers, employees, Governmental Entities and other third parties with whom the Company and its Subsidiaries have significant business relationships or regulatory relationships; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Section 5.1(b).

(b) During the period from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, except (i) as may be required by applicable Law, any Governmental Entity of competent jurisdiction or the rules or regulations of the NYSE, (ii) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed); provided that Parent shall be deemed to have consented in writing if it provides no response within five (5) Business Days after a request by the Company for such consent, (iii) as expressly contemplated, required or permitted by this Agreement, (iv) in connection with any action taken, or omitted to be taken, pursuant to any Covid-19 Measures, Sanctions Measures or Cybersecurity Measures, or (v) as set forth in Section 5.1(b) of the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to (whether by merger, consolidation or otherwise):

(i) amend or adopt any amendment to the Company Organizational Documents or any equivalent organizational or governing documents of any Subsidiary of the Company, other than immaterial amendments to organizational or governing documents of the Company’s Subsidiaries;

(ii) adjust, split, reverse split, consolidate, subdivide, combine or reclassify any shares of capital stock, voting securities or other ownership interests of the Company or any of its Subsidiaries (or any warrants, options or other rights to acquire the foregoing);

(iii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except for (A) any such transactions solely among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (B) the acceptance of Company Common Shares as payment for the exercise price of Company Options and (C) the acceptance of Company Common Shares, or withholding of Company Common Shares otherwise deliverable, to satisfy withholding Taxes incurred in connection with the exercise, vesting and/or settlement of Company Equity Awards outstanding as of the date hereof or granted after the date hereof in compliance with this Agreement;

(iv) grant any Company Equity Awards or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

(v) (A) issue, sell or otherwise permit to become outstanding any additional shares of its capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of its capital stock, except pursuant to the due exercise, vesting and/or settlement of Company Equity Awards outstanding as of the date hereof or granted after the date hereof in compliance with this Agreement, in accordance with their terms or in transactions solely among the Company and its Subsidiaries or among the Company’s Subsidiaries, or (B) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or equity interests;

(vi) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger and any liquidation or dissolution of any dormant Subsidiary or merger, consolidation or reorganization solely among the Company and its Subsidiaries or solely among the Company’s Subsidiaries for bona fide Tax purposes;

(vii) incur, assume, endorse, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness for borrowed money, enter into financial swaps, futures or options involving an interest rate, foreign exchange or commodity, or issue or sell any debt securities or any rights to acquire any debt securities, except for (A) any Indebtedness for borrowed money among the Company and/or its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company, (B) guarantees by the Company of Indebtedness for borrowed money of wholly owned Subsidiaries of the Company or guarantees by wholly owned Subsidiaries of the Company of Indebtedness for borrowed money of the Company or any of its wholly owned Subsidiaries, which Indebtedness is incurred in compliance with this clause (vii) or is outstanding on the date hereof, (C) Indebtedness incurred in the ordinary course of business for working capital purposes under the Company Credit Agreement in effect prior to the execution of this Agreement (in an amount not to exceed the aggregate amount outstanding or committed on the date of this Agreement plus any additional amount not prohibited by Section 5.1(b)(vii)(D)), (D) any refinancing, extension, renewal, or replacement of any outstanding Indebtedness of the Company and its Subsidiaries, in the ordinary course of business, to the extent reasonably necessary to do so in the good faith determination of the Company, and up to an aggregate amount equal to the aggregate principal amount of (and unutilized commitments under) the indebtedness being refinanced, extended, renewed, refunded or replaced, plus fees, underwriting discounts, premiums, accrued and unpaid interest and other reasonable and customary costs and expenses incurred or payable in connection with such refinancing, extension, renewal, refunding or replacement, and (E) financial swaps, futures or options or similar agreements or arrangements involving an interest rate, foreign exchange or commodity incurred in the ordinary course of business consistent with past practice;

(viii) other than in accordance with contracts or agreements in effect as of the date hereof and expressly disclosed on Section 5.1(b)(viii) of the Company Disclosure Letter, (A) make any Prohibited Divestitures or (B) sell, transfer, pledge, mortgage, encumber or otherwise dispose of any of its properties, businesses or assets, tangible or intangible, having a value in excess of $20,000,000 individually or $75,000,000 in the aggregate, except, in each case, (x) in the ordinary course of business consistent with past practice, (y) in connection with any transaction solely between or among the Company and wholly owned Subsidiaries of the Company or (z) the incurrence of Permitted Liens;

(ix) (A) acquire any interest in any Person or any division, assets, properties, businesses or equity securities thereof (including by merger, consolidation or acquisition of stock or assets), other than (I) in or from any wholly owned Subsidiary of the Company, (II) inventory, raw materials, equipment, spare parts and other business supplies, in each case, in the ordinary course of business, or (III) such acquisitions that do not exceed $10,000,000 individually or $25,000,000 in the aggregate (provided that any capital expenditures shall be governed by Section 5.16 hereof and shall not be subject to such individual cap or be counted towards such aggregate cap), or (B) make any loans, advances or capital contributions to, or investments in, any other Person, other than (I) to or in any wholly owned Subsidiary of the Company, (II) advances to directors, officers and other employees for travel and other reimbursable expenses incurred in the ordinary course of business consistent with past practice, or (III) in connection with transactions permitted pursuant to the foregoing clause (A);

(x) except as required by any Collective Bargaining Agreement or Company Benefit Plan (including related award agreements), each as in effect as of the date of this Agreement, (A) establish, adopt, materially amend or terminate any Company Benefit Plan or Collective Bargaining Agreement or create or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement, except for renewals, amendments or terminations in the ordinary course of business consistent with past practice that do not materially increase costs for or under the applicable Company Benefit Plan, (B) increase the compensation (including severance, change-in-control and retention compensation) or benefits of any Service Provider, (C) pay or award, or commit to pay or award, any bonuses or incentive compensation, (D) fund any rabbi trust or similar arrangement or otherwise secure funding for any Company Benefit Plan that is not intended to be Tax-qualified, or any Company Benefit Plan that is intended to be Tax-qualified in excess of the amount set forth on Section 5.1(b)(x) of the Company Disclosure Letter, (E) accelerate the time of funding, vesting or payment of any award under any Company Benefit Plan, (F) terminate, other than for cause (as reasonably determined by the Company in good faith), the employment or services of, or hire or engage the services of, any executive officer, (G) effectuate any plant closing or mass layoff that would incur any Liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state, local or foreign Law, (H) grant or forgive any loans to any Service Provider, other than for employees who are not executive officers in the ordinary course of business consistent with past practice and not to exceed $2,500,000 in the aggregate, subject to the Company notifying Parent in writing prior to any such grant or forgiveness or (I) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is a defined benefit pension plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, in each case, except as may be required by GAAP or applicable Law;

(xi) other than any Transaction Litigation, which shall be governed by Section 5.12, and any Proceedings in respect of Tax matters, which shall be governed by Section 5.1(b)(xii), waive, release, assign, settle or compromise any claims, liabilities or obligations arising out of or related to any Proceedings (A) against the Company or any of its Subsidiaries, other than a settlement, release or compromise for less than $10,000,000 individually (after taking into account insurance coverage maintained by the Company or its Subsidiaries that the Company reasonably believes will cover such settlement, release or compromise), in each case that would not involve injunctive, equitable or other non-monetary relief or impose any material restrictions or changes on the business or operations of the Company or any of its Subsidiaries and without any admission of wrongdoing of the Company or any of its Subsidiaries, or (B) set forth on Section 5.1(b)(xi)(B) of the Company Disclosure Letter;

(xii) (A) make (other than in the ordinary course of business) or change any material Tax election, (B) file any material amended Tax Return, (C) settle or compromise any claim relating to a material amount of Taxes for an amount materially in excess of amounts reserved therefor, (D) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any analogous provision of state, local or foreign Law) relating to a material amount of Taxes or (E) surrender any right to claim a material Tax credit or refund;

(xiii) implement or adopt any material change in its financial accounting principles, periods or methods, other than as may be required by GAAP or applicable Law or any Governmental Entity;

(xiv) enter into any new line of business outside its existing lines of business as of the date hereof;

(xv) terminate, suspend, amend or modify in any material respect, any Governmental Permits, except (A) as required by applicable Law or a Governmental Entity or (B) in the ordinary course of business;

(xvi) (A) terminate, modify in any material respect, allow to lapse or fail to exercise renewal rights with respect to any insurance policy set forth on Section 5.1(b)(xvi)(A) of the Company Disclosure Letter or (B) fail to use commercially reasonable efforts to maintain in full force and effect existing insurance policies that are material to the Company and its Subsidiaries, taken as a whole (provided that, for the avoidance of doubt, the Company and its Subsidiaries may issue and renew insurance policies in the ordinary course of business consistent with past practice);

(xvii) (A) renew (other than a renewal of a Contract on substantially similar terms (subject to any changes to address changes in applicable Law or to reflect the immaterial updates to the counterparties’ forms)), extend (except in the ordinary course of business consistent with past practice), amend or terminate in a manner materially adverse to the Company or any of its Subsidiaries, or waive any material right, remedy or default under, any Company Material Contract, or (B) (x) amend in a manner materially adverse to the Company or any of its Subsidiaries or (y) enter into, except in the ordinary course of business consistent with past practice (excluding any Contract that would be a Company Material Contract pursuant to Section 3.16(a)(ii), (vii) or (x)), any Contract that, if existing on the date hereof, would be a Company Material Contract (other than entering into any Contract solely to the extent effecting a capital expenditure, acquisition, disposition or other transaction expressly permitted by this Section 5.1(b)), in each case of clauses (A) and (B), other than any entry into, renewal, extension, refinancing or refunding of (x) indebtedness for borrowed money or (y) any ISDA Master Agreement or brokerage account, or schedule thereto, relating to a financial swap, future or option, in each case in accordance with Section 5.1(b)(vii); provided that, this clause (B) shall not permit the Company or any of its Subsidiaries to enter into a Company Material Contract to undertake a transaction that would otherwise not be permitted by this Section 5.1(b); or

(xviii) agree to take, or make any commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 5.1(b).

(c) Without limiting any party’s rights under this Agreement (including Section 5.1(b)), nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

(d) During the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, Parent shall not, and shall not permit any of its Affiliates to, (i) acquire or agree to acquire, whether by merger, consolidation or otherwise, or by purchasing a portion of the assets of or equity in, any Person (a “Specified Acquisition”), if the entering into of a definitive agreement relating to or the consummation of such a Specified Acquisition would reasonably be expected to materially impede, prevent or materially delay the obtaining of any authorization, consent, Order, declaration or approval of any Governmental Entity or the expiration or termination of any applicable waiting period necessary to consummate the transactions contemplated hereby or (ii) take (or agree to take) any action that would reasonably be expected to materially impede, prevent or materially delay the timely consummation of the transactions contemplated hereby.

Section 5.2 Access.

(a) For purposes related to consummating the Merger and the transactions contemplated by this Agreement (including for integration planning), the Company shall afford Parent and its Representatives reasonable access during normal business hours upon reasonable advance notice to the Company, throughout the period from the date hereof until the earlier of the termination of this Agreement and the Effective Time, to its and its Subsidiaries’ personnel, properties, assets, Contracts, commitments, books and records (including Tax records) and such other information concerning its business, properties, finances, operations, assets, litigation matters, environmental compliance matters, cash-flow reports and personnel as Parent may reasonably request. The Company shall use its commercially reasonable efforts to cause its Representatives to reasonably cooperate with Parent and Parent’s Representatives in connection with such access and examination. Without limiting the foregoing, the Company shall provide Parent and its Representatives with (a) quarterly and monthly management updates prepared for the Company Board, including capital expenditure updates and (b) quarterly business reviews, in each case, as may be prepared from time to time and reasonably promptly after delivery to the Company Board; provided, that if such information or reports are only provided to senior management, then reasonably promptly after delivery to senior management. Notwithstanding anything to the contrary contained in this Section 5.2(a), any document, correspondence or information or other access provided pursuant to this Section 5.2(a) may be redacted or otherwise limited to prevent disclosure of information concerning the valuation of the Company and the Merger or other confidential or competitively sensitive information. All access pursuant to this Section 5.2(a) shall be (i) conducted in such a manner as not to interfere unreasonably with the normal operations of the Company or any of its Subsidiaries, (ii) coordinated through the Chief Legal Officer of the Company or a designee thereof and (iii) subject to applicable Law and applicable logistical restrictions or limitations as a result of any Covid-19 Measures.

(b) Notwithstanding anything to the contrary contained in this Section 5.2, neither the Company nor any of its Subsidiaries shall be required to provide any access, or make available any document, correspondence or information, if doing so would, in the reasonable good faith judgment of the Company’s legal counsel, (i) jeopardize the attorney-client privilege or the work-product doctrine of the Company or any of its Subsidiaries or (ii) violate any (A) Law applicable to the Company or any of its Subsidiaries or the assets, or operation of the business, of the Company or any of its Subsidiaries or (B) Contract to which the Company or any of its Subsidiaries is a party or by which any of their assets or properties are bound; provided that in any such instance the Company shall inform Parent of the general nature of the information being withheld and, upon Parent’s request, reasonably cooperate with Parent to provide such information, in whole or in part, to the extent and in a manner that would not result in any of the outcomes described in the foregoing clauses (i) and (ii).

(c) The parties hereto hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with (i) the Confidentiality Agreement, dated as of January 26, 2023, between the Company and Apollo Management X, L.P. (the “Apollo Confidentiality Agreement”) and (ii) the Confidentiality Agreement, dated as of January 26, 2023, between the Company and Irenic Capital Management LP (the “Irenic Confidentiality Agreement” and together with the Apollo Confidentiality Agreement, the “Confidentiality Agreements”), which shall continue in full force and effect until the Effective Time or such later time as may be provided therein and the confidentiality provisions of which shall apply to Parent and Merger Sub as if they were parties thereto.

Section 5.3 No Solicitation. Subject to the provisions of this Section 5.3, from the date hereof until the earlier of the Closing and the valid termination of this Agreement, the Company agrees that it shall not, and shall cause its Subsidiaries, Affiliates and Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or knowingly facilitate any inquiries with respect to, or the making or submission of any proposal or offer that constitutes, or that would reasonably be expected to lead to, an Alternative Proposal, (ii) enter into or otherwise participate or engage in any discussions or negotiations regarding an Alternative Proposal or provide access to its or their respective properties, books and records or any nonpublic information relating to the Company or its Subsidiaries to, any Person (other than Parent, Merger Sub or their respective Representatives) (including any Person that has made or, to the knowledge of the Company, is considering making an Alternative Proposal) with the intent to induce the making, submission or announcement of, or to knowingly encourage or knowingly facilitate an Alternative Proposal (except, in each case, solely to (x) notify such Person as to the existence of the provisions of this Section 5.3 or (y) to seek to clarify and understand the terms and conditions of any proposal or offer made by any Person solely to determine whether such proposal or offer constitutes or could reasonably be expected to lead to a Superior Proposal), (iii) enter into any merger agreement, acquisition agreement, letter of intent or agreement in principle or any agreement providing for any Alternative Proposal (except for confidentiality agreements permitted under Section 5.3(b)), (iv) take any action to make any provision of any “fair price,” “moratorium,” “control share acquisition” or other form of anti-takeover statute or regulation (or any related provision in the Company’s certificate of incorporation or bylaws) inapplicable to any transactions contemplated by an Alternative Proposal or (v) authorize any of, or commit or agree to do any of the foregoing. The Company agrees that it shall, and shall cause its Subsidiaries and its and their respective directors and officers and to, and shall use reasonable best efforts to cause its and their respective other Affiliates and Representatives to, (I) immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Persons (other than Parent, Merger Sub and their respective Affiliates and Representatives) in connection with any Alternative Proposal submitted as of, or prior to, the date of this Agreement, (II) promptly (and, in any event, within forty-eight (48) hours after the execution of this Agreement) terminate access to any physical or electronic data rooms hosted by or on behalf of the Company with respect to the transactions contemplated by this Agreement by any Person (other than (x) Parent, Merger Sub and their respective Representatives or Affiliates, (y) the Company and its Representatives or Affiliates and, for up to three (3) weeks following the date hereof, (z) any Person that (I) has submitted an Alternative Proposal to the Company prior to the date of this Agreement and (II) remains actively engaged with respect to such potential Alternative Proposal as of the date of this Agreement (and such Person meeting the criteria set forth in clauses (I) and (II), together with its and its Representatives or Affiliates, an “Excluded Person”); provided further that, neither the Company nor any of its Representatives or Affiliates shall update the contents of any such data rooms with respect to such Excluded Person except as otherwise permitted by Section 5.3(b)) and (III) promptly (and in any event within forty-eight (48) hours after the execution of this Agreement) deliver written notice in accordance with the applicable confidentiality agreement between the Company and any such Person to each such Person requesting that such Person and/or its Representatives (other than Parent, Merger Sub, an Excluded Person and their respective Representatives or Affiliates) promptly return or destroy all confidential information regarding the Company and its Subsidiaries in accordance with the applicable confidentiality agreement (it being understood that the immediately preceding sentence shall be construed such that compliance with the express requirements of this sentence shall not be deemed a breach of the immediately prior sentence). From and after the date hereof, the Company shall (A) promptly (and, in any event, within forty-eight (48) hours after receipt by the Company) notify Parent in the event that the Company receives any Alternative Proposal, which notice shall include, to the extent known or available, the identity of the Person or group making such Alternative Proposal and a summary of the material terms and conditions of such Alternative Proposal and (B) upon the request of Parent, thereafter keep Parent reasonably informed on a prompt (and, in any event within forty-eight (48) hours) basis of any material developments with respect to the status and terms (including any material change to the terms of any such Alternative Proposal) of any such Alternative Proposal.

(b) Notwithstanding anything in this Section 5.3 to the contrary, at any time prior to obtaining the Company Stockholder Approval, if (i) the Company receives a bona fide written Alternative Proposal that did not result from a material breach of Section 5.3(a) and (ii) the Company Board determines in good faith after consultation with its outside legal counsel and financial advisors such Alternative Proposal constitutes or would reasonably be expected to result in a Superior Proposal, the Company may take the following actions: (x) furnish nonpublic information of the Company or its Subsidiaries and their Affiliates to the third party or group making such Alternative Proposal, as well as its Representatives and Affiliates and potential financing sources, if, and only if, prior to so furnishing such information, the third party has executed a confidentiality agreement with the Company having provisions as to confidential treatment of information that are not materially less favorable to the Company than the confidentiality provisions of the Confidentiality Agreements (it being understood that (A) any confidentiality agreement entered into prior to the execution of this Agreement shall be deemed not materially less favorable to the Company and that any confidentiality agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making or amendment of any Alternative Proposal and (B) any confidentiality agreement entered into after the date hereof shall not prohibit the Company from satisfying its obligations hereunder); provided that any material nonpublic information has previously been provided to Parent or is provided to Parent within twenty-four (24) hours of the time such information is furnished to such third party, and (y) engage in discussions or negotiations with the third party or group (as well as its Representatives and Affiliates and potential financing sources) with respect to the Alternative Proposal. It is understood and agreed that any contacts, disclosures, discussions or negotiations permitted under this Section 5.3(b), including any public announcement that the Company or the Company Board has made any determination contemplated under this Section 5.3(b) to take or engage in any such actions, shall not constitute a Change of Recommendation or otherwise constitute a basis for Parent to terminate this Agreement pursuant to Section 7.1(g).

(c) Except as set forth in this Section 5.3, the Company Board shall not (i) withdraw or withhold (or modify or qualify in any manner adverse to Parent or Merger Sub), or propose publicly to withdraw or withhold (or modify or qualify in any manner adverse to Parent or Merger Sub), the Recommendation, (ii) approve, recommend or otherwise declare advisable, or publicly propose, or publicly announce an intention, to approve, recommend or otherwise declare advisable, any Alternative Proposal, (iii) fail to issue a press release that reaffirms publicly or otherwise reaffirms publicly the Recommendation within five (5) Business Days of a request therefor in writing from Parent following the initial public disclosure of an Alternative Proposal or any material modification to a publicly disclosed Alternative Proposal (other than of the type referred to in the following clause (v)) (or, if the Company Stockholders’ Meeting is scheduled to be held within five (5) Business Days of such request and such request is received at least one (1) Business Day prior the date of the Company Stockholders’ Meeting, prior to the date of the Company Stockholders’ Meeting); provided, that Parent may not make any such request (and the Company shall not be required to issue such press release or public statement) on more than one (1) occasion in respect of any initial disclosure of any Alternative Proposal or any material modification of such Alternative Proposal, (iv) fail to include the Recommendation in the Proxy Statement or (v) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Alternative Proposal that is a tender or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (any such action, a “Change of Recommendation”). Anything to the contrary set forth in this Agreement notwithstanding, prior to obtaining the Company Stockholder Approval, the Company Board may, in response to an Alternative Proposal received by the Company after the date of this Agreement that did not result from a material breach of this Section 5.3, (x) make a Change of Recommendation or (y) cause the Company to terminate this Agreement pursuant to Section 7.1(h) in order to enter into a definitive written agreement providing for such Superior Proposal; provided, however, that the Company Board shall not be entitled to make such a Change of Recommendation or cause any termination of this Agreement pursuant to Section 7.1(h) unless (A) the Company Board shall have first determined in good faith, (1) after consultation with its outside legal counsel and financial advisors, that such Alternative Proposal constitutes a Superior Proposal and (2) after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law (it being understood that any such determination in and of itself shall not be deemed a Change of Recommendation), (B)(1) the Company shall have given Parent at least three (3) Business Days’ written notice (a “Superior Proposal Notice”) advising Parent of its intention to make such a Change of Recommendation or terminate this Agreement, which Superior Proposal Notice shall include a description of the material terms and conditions of the Superior Proposal that is the basis for the proposed action of the Company Board, the identity of the Person making the Superior Proposal and a copy of any material written proposal and the proposed definitive agreements (including, if applicable, financing documentation) for such Superior Proposal, if any, and (2) during such three (3) Business Day notice period, if requested by Parent, the Company, its Subsidiaries and their respective Representatives shall engage in good faith negotiations with Parent and its Representatives to amend the terms and conditions of this Agreement in such a manner so that such Alternative Proposal would cease to constitute a Superior Proposal, and (3) at the end of such three (3) Business Day notice period, after taking into account any commitments or binding proposals made by Parent in writing to amend the terms of this Agreement during the period following delivery of such Superior Proposal Notice, the Company Board concludes in good faith after consultation with its outside legal and financial advisors that the Alternative Proposal giving rise to the Superior Proposal Notice continues to constitute a Superior Proposal; provided that any material modifications or amendments to the terms of such Alternative Proposal shall commence a new notice period under clause (B) of two (2) Business Days.

(d) Anything to the contrary set forth in this Agreement notwithstanding, prior to obtaining the Company Stockholder Approval, the Company Board may, in response to an Intervening Event, make a Change of Recommendation if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure of the Company Board to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law (it being understood that any such determination in and of itself shall not be deemed a Change of Recommendation); provided, however, that the Company Board shall not be entitled to make such a Change of Recommendation unless (i) the Company shall have given Parent at least three (3) Business Days’ written notice (an “Intervening Event Notice”) advising Parent of its intention to make such a Change of Recommendation, which Intervening Event Notice shall include a description of the applicable Intervening Event, (ii) during such three (3) Business Day period, if requested by Parent, the Company, its Subsidiaries and their respective Representatives shall engage in good-faith negotiations with Parent and its Representatives to amend the terms and conditions of this Agreement in such a manner that would permit the Company Board not to make such Change of Recommendation, and (iii) at the end of such three (3) Business Day period, after taking into account any commitments or binding proposals made by Parent in writing to amend the terms of this Agreement during the period following delivery of such Intervening Event Notice, the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure of the Company Board to make such Change of Recommendation would continue to reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law (it being understood that any such determination in and of itself shall not be deemed a Change of Recommendation); provided that any material changes relating to such Intervening Event shall commence a new notice period under this clause (d)(ii) and (iii) of two (2) Business Days.

(e) Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) taking or disclosing to its stockholders a position contemplated by Rules 14d-9, 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or (ii) making any disclosure to its stockholders if the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that such disclosure would be required under applicable Law; it being understood that (I) any such statement or disclosure made by the Company Board (or a committee thereof) pursuant to this Section 5.3(e) is subject to the terms and conditions of this Agreement and the obligations of the Company or its Subsidiaries or the Company Board (or any committee thereof) and the rights of Parent under this Section 5.3(e), and (II) nothing in the foregoing will be deemed to permit the Company or its Subsidiaries or the Company Board (or a committee thereof) to effect a Change of Recommendation except in accordance with Section 5.3(c) or Section 5.3(d). No disclosure or communication permitted pursuant to the foregoing sentence will be considered a Change of Recommendation and shall not require the giving of a Superior Proposal Notice or an Intervening Event Notice. It is understood and agreed that, for purposes of this Agreement, a factually accurate required public statement by the Company or the Company Board (or a committee thereof) that describes the receipt of an Alternative Proposal, the identity of the Person or group making such Alternative Proposal, the material terms of such Alternative Proposal and the operation of this Agreement with respect thereto will not be deemed to be (A) a withholding, withdrawal, amendment, qualification, or modification, or proposal by the Company Board (or a committee thereof) to withhold, withdraw, amend, qualify or modify, the Recommendation; (B) an adoption, approval or recommendation with respect to such Alternative Proposal; or (C) a Change of Recommendation.

(f) “Alternative Proposal” means any bona fide written indication of interest, proposal or offer made by any Person or group (other than by Parent, Merger Sub or their Affiliates) relating to, in a single transaction or a series of related transactions, any direct or indirect (i) merger, reorganization, spin-off, share exchange (including a split-off), consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which such Person or group (or the stockholders of any Person) would acquire, directly or indirectly, more than twenty percent (20%) of the assets of the Company and its Subsidiaries, on a consolidated basis (based on the fair market value thereof) or more than twenty percent (20%) of the Company Common Shares, (ii) acquisition or exclusive license of more than twenty percent (20%) of the assets of the Company and its Subsidiaries, on a consolidated basis (based on the fair market value thereof), (iii) acquisition of more than twenty percent (20%) of the outstanding Company Common Shares or more than twenty percent (20%) of the total voting power of equity securities of the Company or (iv) tender offer or exchange offer that if consummated would result in any Person or group beneficially owning more than twenty percent (20%) of the total voting power of equity securities of the Company (in each case, other than the Merger and the transactions contemplated by this Agreement and the Transaction Documents).

(g) “Superior Proposal” means a bona fide, written Alternative Proposal that was not solicited in violation of this Agreement, substituting in the definition thereof “fifty percent (50%)” for “twenty percent (20%)” in each place it appears, that the Company Board determines in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account all financial (including financing terms), legal, timing, certainty of consummation, regulatory and other aspects and risks of such Alternative Proposal, would, if consummated in accordance with its terms, result in a transaction that is more favorable from a financial point of view to the stockholders of the Company than the Merger and the other transactions contemplated by this Agreement (including any commitments or proposals made by Parent in writing to amend the terms of the Merger and this Agreement in accordance with Section 5.3(c)).

(h) “Intervening Event” means any event, change, occurrence or development that is material and that (i) is unknown and not reasonably foreseeable to the Company Board (or any member thereof) as of the date hereof, or if known and reasonably foreseeable to the Company Board (or any member thereof) as of the date hereof, the consequences of which were not known and reasonably foreseeable to the Company Board (or any member thereof) as of the date hereof and (ii) does not involve or relate to any Alternative Proposal; provided, however, that in no event shall the following events, changes, occurrences or developments, in and of themselves, constitute an Intervening Event: (x) the receipt, existence of or terms of any Alternative Proposal or (y) any change in the price or trading volume of the Company Common Shares or any other securities of the Company or its Subsidiaries (provided that the underlying causes of such changes may constitute, or be taken into account in determining whether there has been, an Intervening Event).

(i) After delivery of any written notice pursuant to Section 5.3(c) or Section 5.3(d) and until the earlier of the Closing and the valid termination of this Agreement, to the extent Parent desires to engage in good faith negotiations, the Company shall promptly (and in any event within thirty-six (36) hours of any material development) keep Parent informed of all material developments affecting any such Intervening Event or Change of Recommendation.

Section 5.4 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement (and in any event, within twenty (20) Business Days after the date of this Agreement), the Company shall prepare and file (as applicable) with the SEC the preliminary Proxy Statement. The Company will not file the Proxy Statement (or any amendments or supplements thereto) with the SEC without first providing Parent and its counsel a reasonable opportunity to review and comment thereon, and the Company will give due consideration to, and consider in good faith, all reasonable additions, deletions or changes suggested by Parent and its counsel. Parent shall cooperate with the Company in the preparation of the Proxy Statement and furnish all information concerning Parent and its Affiliates that is required in connection with the preparation of the Proxy Statement. The Company shall respond promptly to any comments from the SEC or the staff of the SEC. The Company shall notify Parent promptly of the receipt of any comments (whether written or oral) from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all correspondence between the Company and any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement or the transactions contemplated by this Agreement. If at any time prior to the Company Stockholders’ Meeting (or any adjournment or postponement thereof) any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company that should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed by the Company with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company. The Company shall cause the Proxy Statement to be disseminated to the Company’s stockholders as promptly as reasonably practicable after the resolution of any comments of the SEC or the staff of the SEC with respect to the preliminary Proxy Statement (such date, the “Clearance Date”) (but in any event, within ten (10) Business Days thereafter, unless otherwise agreed to by the Company and Parent).

(b) Subject to Section 5.3 and Section 5.4(c), the Company shall take all action necessary in accordance with applicable Law and the Company Organizational Documents to, following consultation with Parent, set a record date for, duly give notice of, convene and hold a meeting of its stockholders following the dissemination of the Proxy Statement for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholders’ Meeting”) as soon as reasonably practicable following the Clearance Date. Unless the Company shall have made a Change of Recommendation in accordance with Section 5.3, the Company shall include the Recommendation in the Proxy Statement and shall solicit, and use its reasonable best efforts to obtain, the Company Stockholder Approval at the Company Stockholders’ Meeting (including by soliciting proxies in favor of the adoption of this Agreement).

(c) The Company may adjourn or postpone the Company Stockholders’ Meeting (i) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure which the Company Board has determined in good faith is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholders’ Meeting, (ii) if as of the time that the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Company Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting, (iii) if the Company is required to postpone or adjourn the Company Stockholders’ Meeting by applicable Law, order or a request from the SEC, (iv) to allow reasonable additional time to solicit additional proxies to the extent the Company reasonably believes necessary in order to obtain the Company Stockholder Approval, whether or not a quorum is present, or (v) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed). Without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company Stockholders’ Meeting will not be postponed or adjourned (A) (x) by more than ten (10) Business Days at a time or (y) with respect to Section 5.4(c)(iv), if the Company has previously postponed or adjourned the meeting four (4) or more times; (B) with respect to Section 5.4(c)(ii), by more than forty-five (45) calendar days after the date on which the Company Stockholders’ Meeting was (or was required to be) originally scheduled or (C) if such postponement or adjournment would result in or require any change to the record date of the Company Stockholders’ Meeting. In no event will the record date of the Company Stockholder Meeting be changed without Parent’s prior written consent, unless required by applicable Law.

Section 5.5 Employee Matters.

(a) Effective as of the Effective Time and during the one (1)-year period immediately following the Effective Time, Parent shall provide, or shall cause the Surviving Company or one of its Subsidiaries to provide, to each employee of the Company or its Subsidiaries as of immediately prior to the Effective Time (collectively, “Company Employees”), while the applicable employee remains employed by Parent or the Surviving Company or any of their respective Subsidiaries following the Effective Time, (i) base compensation, target short-term incentive compensation opportunities and target equity incentive compensation opportunities that in each case, are no less favorable than were provided to the applicable Company Employee immediately prior to the Effective Time (provided that Parent may elect to substitute cash incentive compensation opportunities of equivalent value for equity compensation opportunities), and (ii) all other compensation and employee benefits (other than any defined benefit pension, retiree, medical or life insurance, retention, change in control or equity incentive compensation opportunities) that are substantially comparable in the aggregate to those that were provided to the Company Employee immediately prior to the Effective Time. In addition, Parent shall provide, or shall cause the Surviving Company or one of its Subsidiaries to provide, to each Company Employee whose employment is involuntarily terminated without cause by the Company during the one (1)-year period following the Effective Time, severance benefits no less favorable than the greater of the severance benefits that would have been provided to the Company Employee under the Company’s severance arrangements in effect immediately prior to the Effective Time and set forth on Section 5.5(a) of the Company Disclosure Letter and the severance benefits due under the applicable severance plan of Parent (it being understood that this sentence does not limit the obligations of Parent or the Surviving Company or one of its Subsidiaries to honor the terms of any Company Benefit Plan providing severance benefits), in each case, (x) subject to the execution of a release of claims to the extent both permitted by the terms of the applicable severance arrangement and applicable Laws and customary in the applicable jurisdiction (which release of claims shall not include restrictive covenants not applicable to the employee as of the date hereof or terms more onerous to the applicable Company Employee than those contemplated by the severance arrangement) and (y) determined taking into account each Company Employee’s service with the Company and its Subsidiaries (and any predecessor entities) and, after the Closing, Parent and its Subsidiaries.

(b) The Surviving Company shall pay to each employee of the Company or its Subsidiaries who participated for at least six (6) months in any annual cash bonus plans maintained by the Company or its Subsidiaries with respect to the Company’s fiscal year (or such shorter performance period) during which the Effective Time occurs (the “Bonus Plans”), a prorated incentive award under the Bonus Plans for such fiscal year (the “Bonus Period”) equal to such employee’s incentive entitlement for the Bonus Period under the Bonus Plans assuming target level performance is achieved; provided that, notwithstanding the foregoing, if fifty percent (50%) or more of the Bonus Period has been completed as of the Effective Time, such award under the Bonus Plans shall equal such employee’s incentive entitlement for the Bonus Period under the Bonus Plans based on the actual level of achievement of the applicable performance goals during the Bonus Period (with such determination of performance to exclude any costs relating to the Merger, as applicable), as reasonably determined in good faith by the Company Board (or an authorized committee thereof) following reasonable consultation with Parent. Payment with respect to such Bonus Plans, including any prorated amounts, shall be made following the Effective Time at the time the Company has historically paid bonuses to similarly situated employees. The Surviving Company shall establish bonus and incentive plans with respect to the remainder of the fiscal year in which the Effective Time occurs on terms consistent with Section 5.5(a)(i).

(c) Following the Closing Date, Parent shall, or shall cause the Surviving Company to, cause any employee benefit or compensation plans or programs sponsored or maintained by Parent or the Surviving Company or their Subsidiaries in which the Company Employees are eligible to participate following the Closing Date (collectively, the “Parent Plans”) to recognize the service of each Company Employee with the Company and its Subsidiaries (and any predecessor thereto) prior to the Closing Date for purposes of eligibility, vesting and level of benefits (other than for purposes of benefit accrual under any defined benefit pension plans or retiree health or welfare plans) under such Parent Plans, except to the extent that such recognition of service would operate to duplicate any benefits of a Company Employee with respect to the same period of service. With respect to any Parent Plan that provides medical, dental or vision insurance benefits, for the plan year in which such Company Employee is first eligible to participate, Parent shall (i) cause any preexisting condition limitations or eligibility waiting periods under such plan to be waived with respect to such Company Employee to the extent such limitation would have been waived or satisfied under the Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time and (ii) credit each Company Employee for any co-payments or deductibles incurred by such Company Employee in such plan year for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Parent Plan. Such credited expenses shall also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

(d) Notwithstanding anything contained herein to the contrary, with respect to any Company Employees who are covered by a Collective Bargaining Agreement or who are based outside of the United States, Parent shall provide compensation and benefits at least as favorable as those required by any obligations under the applicable Collective Bargaining Agreement or under the Laws of the foreign countries and political subdivisions thereof in which such Company Employees are based.

(e) Parent hereby acknowledges that a “change in control” or “change of control” of the Company or other term with similar import, within the meaning of the Company Benefit Plans that contain such terms, will occur upon the Effective Time.

(f) With respect to Article 1. Section 1.C. (Change in Control) of the Agreement and Working Rules Between Company and United Steelworkers Local Nos. 105, 115, 420 for Plants Located at: Davenport, Iowa, Lafayette, Indiana, Massena, New York dated May 16, 2019 (“Master Contract A”) and Article 1. Section 3. (Change in Control) of the Agreement Between Company and United Steelworkers for the Plant located at Alcoa, Tennessee (Local No. 309) dated May 16, 2019 (“Master Contract B” and either of Master Contract A or Master Contract B, a “Master Contract”), which remain in effect pursuant to the Settlement Agreement between the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, AFL-CIO, CLC and the Company dated May 15, 2022, (i) Surviving Company, Parent and Merger Sub acknowledge and agree, and shall cause their respective Subsidiaries to acknowledge and agree, that United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union on behalf of its Locals 105, 115 and 420 for plants located at Davenport, Iowa, Lafayette, Indiana and Massena, New York is the bargaining representative for the employees covered by Master Contract A, (ii) the Surviving Company, Parent and Merger Sub acknowledge and agree, and shall cause their respective Subsidiaries to acknowledge and agree, that United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union for plant located at Alcoa, Tennessee is the bargaining representative for the employees covered by Master Contract B, (iii) the Surviving Company, Parent and Merger Sub represent and warrant, and shall cause their respective Subsidiaries to represent and warrant, that the Surviving Company, Parent, Merger Sub, their respective Subsidiaries are willing and have financial wherewithal to honor the commitments in each Master Contract, (iv) the Surviving Company, Parent and Merger Sub shall, and shall cause their respective Subsidiaries to, provide reasonable assurances to each union referenced in each Master Contract of the willingness and financial wherewithal of Parent, its Subsidiaries to honor the commitments in each Master Contract, and (v) the Surviving Company, Parent and Merger Sub shall, and shall cause their respective Subsidiaries to, assume the terms and conditions of each Master Contract.

(g) Nothing in this Agreement shall confer upon any Company Employee or other Service Provider any right to continue in the employ or service of Parent, the Surviving Company or any Affiliate of Parent. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, the Surviving Company, the Company or any of their Subsidiaries or Affiliates, or (ii) alter or limit the ability of Parent, the Surviving Company, the Company or any of their Subsidiaries or Affiliates to amend, modify or terminate any Company Benefit Plan or any other compensation or benefit or employment plan, program, agreement or arrangement. Without limiting Section 8.13, nothing in this Section 5.5 shall create any third-party beneficiary rights in any Company Employee or other Service Provider (or any beneficiaries or dependents thereof) or any union or other representative of any Company Employee or other Service Provider.

Section 5.6 Regulatory Approvals; Efforts.

(a) Prior to the Closing, Parent, Merger Sub and the Company shall, and shall cause their respective Subsidiaries to, use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective the Merger as promptly as practicable, including (i) preparing and filing, and causing their respective Affiliates to prepare and file, all forms, registrations and notifications required to be filed to consummate the Merger, (ii) using reasonable best efforts to satisfy the conditions to consummating the Merger, (iii) using reasonable best efforts to obtain (and to cooperate with each other in obtaining) any consent, authorization, expiration or termination of a waiting period, permit, Order or approval of, waiver or any exemption by, any Governmental Entity (including furnishing all information and documentary material required under the HSR Act) required to be obtained or made by Parent, Merger Sub, the Company or any of their respective Affiliates in connection with the Merger or the taking of any action contemplated by this Agreement, (iv) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and (v) executing and delivering any reasonable additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement.

(b) Parent and the Company shall, and shall cause their respective Affiliates to, each keep the other apprised of the status of matters relating to the completion of the Merger and work cooperatively in connection with obtaining all required consents, authorizations, expirations or terminations of any waiting period, permits, Orders or approvals of, waiver or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 5.6. In that regard, prior to the Closing, each party shall promptly, and shall cause its respective Affiliates (including the Equity Investors, in the case of Parent) to, consult with the other parties to this Agreement with respect to and provide any necessary information and assistance as the other parties may reasonably request with respect to (and, in the case of correspondence, provide the other parties (or their counsel) with copies of) all notices, submissions or filings made by or on behalf of such party or any of its Affiliates with any Governmental Entity or any other information supplied by or on behalf of such party or any of its Affiliates to, or correspondence with, a Governmental Entity in connection with the Merger. Each party to this Agreement shall promptly inform the other parties to this Agreement, and if in writing, furnish the other parties with copies of (or, in the case of oral communications, advise the other parties orally of) any communication from or to any Governmental Entity (including from or to each party’s Subsidiaries or Affiliates) regarding the Merger, and permit the other parties to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any proposed communication or submission with any such Governmental Entity regarding the Merger. Each of the Company, Parent and Merger Sub shall not, and shall not permit any of their respective Affiliates (including the Equity Investors, in the case of Parent) to, participate in any meeting or teleconference with any Governmental Entity in connection with this Agreement or the Merger unless it consults with the other parties in advance and, to the extent not prohibited by such Governmental Entity, gives the other parties the opportunity to attend and participate thereat. Notwithstanding the foregoing, Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.6(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Notwithstanding anything to the contrary contained in this Section 5.6, materials provided pursuant to this Section 5.6 may be redacted (i) to remove references concerning the valuation of the Company and the Merger, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable privilege concerns.

(c) The Company and Parent shall, and shall cause their respective Affiliates (including the Equity Investors, in the case of Parent) to, make or file, as promptly as practicable, with the appropriate Governmental Entity all filings, forms, registrations and notifications required to be filed to consummate the Merger under any applicable Antitrust Law and Investment Screening Law, and subsequent to such filings, the Company and Parent shall, and shall cause their respective Affiliates (including the Equity Investors, in the case of Parent) to, as promptly as practicable, respond to inquiries from Governmental Entities, or provide any supplemental information that may be requested by Governmental Entities, in connection with filings made with such Governmental Entities. Each of Parent and Merger Sub, on the one hand, and the Company (and its Subsidiaries, if applicable), on the other hand, shall (and shall cause their respective Affiliates to) within ten (10) Business Days following the date of this Agreement file with the Federal Trade Commission and the Antitrust Division of the Department of Justice a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act, which shall request early termination of the HSR Act waiting period (if available) and, as soon as reasonably practicable, which shall be no more than twenty (20) Business Days for any party, file comparable notification filings, forms and submissions, or draft notification filings, forms and submissions (if applicable), with any Governmental Entity that are required by other applicable Antitrust Laws and Investment Screening Laws in connection with the Merger. None of Parent, Merger Sub or the Company shall, nor shall Parent, Merger Sub or the Company permit any of their respective Affiliates to, without the other party’s prior written consent, enter into any timing, settlement or similar agreement, or otherwise agree or commit to any arrangement, that would have the effect of extending, suspending, lengthening or otherwise tolling the expiration or termination of any waiting period applicable to the Merger under the HSR Act or any other applicable Antitrust Law or Investment Screening Law. In the event that the parties receive a request for information or documentary material pursuant to the HSR Act (a “Second Request”), the parties will use their respective reasonable best efforts to submit an appropriate response to, and to certify compliance with, such Second Request as promptly as practicable, and counsel for both parties will closely cooperate during the entirety of any such Second Request review process.

(d) Notwithstanding anything to the contrary set forth in this Agreement, Parent shall, in order to permit the satisfaction of Sections 6.1(b) and 6.1(c) and the Closing to occur as promptly as practicable and in any event prior to the End Date, (i) propose, negotiate, commit to, effect and agree to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, holding separate and other disposition of or restriction on the businesses, assets, properties, product lines and equity interests of, or changes to the conduct of business of, the Company, Parent and their respective Subsidiaries (including the Surviving Company and its Subsidiaries), (ii) create, terminate, or divest relationships, ventures, contractual rights or obligations of the Company or Parent or their respective Subsidiaries and (iii) otherwise take or commit to take any action that would limit Parent’s or its Subsidiaries’ (including the Surviving Company’s) or controlled Affiliates’ freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, properties, product lines or equity interests of the Company, Parent and their respective Subsidiaries (including the Surviving Company and its Subsidiaries) and controlled Affiliates. If requested by Parent, the Company will agree to any action contemplated by this Section 5.6(d); provided that any such agreement or action is conditioned on the consummation of the Merger. Without limiting the foregoing, in no event will the Company (and the Company will not permit any of its Affiliates to) propose, negotiate, effect or agree to any such actions without the prior written consent of Parent.

(e) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.6(e), if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other transaction contemplated by this Agreement as violative of any Antitrust Law or Investment Screening Law, each of the Company and Parent shall, and shall cause their respective Affiliates to, use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger.

(f) Without limiting the obligations of Parent and Merger Sub under this Section 5.6, Parent shall control and lead, in consultation with the Company, the strategy and content of any substantive communications with any Governmental Entity with respect to obtaining approval or expiration of any waiting period under the HSR Act or any applicable Antitrust Laws or Investment Screening Laws.

Section 5.7 Takeover Statutes. If any Takeover Statute may become, or may purport to be, applicable to this Agreement, the Merger or any other transactions contemplated by this Agreement, each of the Company, Parent and Merger Sub (and the members of their respective Board of Directors or equivalent governing body) shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such Takeover Statute on the transactions contemplated hereby.

Section 5.8 Public Announcements. The Company and Parent agree that the initial press release to be issued with respect to the execution and delivery of this Agreement shall be in a form agreed to by the parties and that the parties shall consult with each other prior to issuing any press release or making any public announcement with respect to this Agreement, any other Transaction Document and the transactions contemplated hereby and thereby and shall not issue any such press release or make any such public announcement without the prior consent of the other party (which shall not be unreasonably withheld, delayed or conditioned); provided that a party may, without the prior consent of the other party, issue such press release or make such public statement (a) so long as such statements are consistent with previous public statements made jointly by or otherwise agreed between the Company and Parent, (b) after prior consultation, to the extent practicable in the circumstances, to the extent required by applicable Law or the applicable rules of any stock exchange or (c) in any case in which such disclosure is made in connection with a dispute between the parties hereto regarding this Agreement or the transactions contemplated hereby; provided, further, that the Company shall not be required to provide Parent or Merger Sub with any applicable consultation or consent right with respect to any communications contemplated by Section 5.3, or any Alternative Proposal or with respect to or from and after a Change of Recommendation. Notwithstanding the foregoing, and subject to Section 5.2(c), Parent, Merger Sub and their respective Affiliates, without consulting with the Company, may provide, in the ordinary course of business, confidential communications regarding this Agreement and the transactions contemplated hereby to existing or prospective general and limited partners, equity holders, members, managers and investors of any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions.

Section 5.9 Indemnification and Insurance.

(a) From and after the Effective Time, the Surviving Company and Parent shall indemnify and hold harmless all past and present directors and officers or managers of the Company or any of its Subsidiaries and each person who served as a director, officer, member, trustee, employee, agent or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of the Company or any of its Subsidiaries, in each case, to the extent acting in such capacity (collectively, together with such Persons’ heirs, executors and administrators, the “Covered Persons”) to the fullest extent permitted by Law against any costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Covered Person to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of acts or omissions occurring at or prior to the Effective Time (including acts or omissions in connection with such Persons serving as an officer, director or other fiduciary in any entity at the request or for the benefit of the Company). Without limiting the foregoing, from and after the Effective Time, Parent and the Surviving Company shall indemnify and hold harmless the Covered Persons to the fullest extent permitted by Law for acts or omissions occurring in connection with the process resulting in and the adoption and approval of this Agreement and the consummation of the transactions contemplated hereby. From and after the Effective Time, Parent, the Company and the Surviving Company shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 5.9(a) in accordance with the procedures (if any) set forth in the Company Organizational Documents, or the certificate or articles of incorporation and bylaws, or other organizational or governance documents, of any Subsidiary of the Company, and indemnification agreements, if any, in existence on the date of this Agreement; provided that, to the extent required by applicable Law, the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification pursuant to this Section 5.9(a). In the event of any such Proceeding for which indemnification is required pursuant to this Section 5.9(a), (A) the Surviving Company will have the right to control the defense thereof after the Effective Time; (B) each Covered Person will be entitled to retain his or her own counsel (the reasonable and documented fees and expenses of which will be paid by the Surviving Company), whether or not the Surviving Company elects to control the defense of any such Proceeding; and (C) the Surviving Company will not settle any such Proceeding without the prior written consent of such Covered Person (unless such settlement relates only to monetary damages for which the Surviving Company is entirely responsible, includes an unconditional release of such Covered Person from all liability arising out of such claim, suit, proceeding or investigation and does not include any admission of wrongdoing on the part of such Covered Person).

(b) For not less than six (6) years from and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Company shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the Company Organizational Documents. Notwithstanding anything herein to the contrary, if any Proceeding or investigation (whether arising prior to, at or after the Effective Time) is made against such persons with respect to matters subject to indemnification hereunder on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 5.9(b) shall continue in effect until the final disposition of such Proceeding or investigation. Following the Effective Time, the indemnification agreements, if any, in existence on the date of this Agreement with any of the directors, officers or employees of the Company or any its Subsidiaries shall be assumed by the Surviving Company, without any further action, and shall continue in full force and effect in accordance with their terms.

(c) For not less than six (6) years from and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain for the benefit of the directors and officers of the Company and its Subsidiaries, as of the date of this Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of the Company and its Subsidiaries or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided that the Surviving Company shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement, but in such case shall purchase as much coverage as is available for such amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time (which the Company shall be permitted to purchase prior to the Effective Time, subject to the cap described in the preceding sentence), which policies provide such directors and officers with coverage for an aggregate period of at least six (6) years from and after the Effective Time with respect to claims arising from facts or events that occurred on or prior to the Effective Time, including in respect of the transactions contemplated by this Agreement. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d) In the event that Parent or the Surviving Company (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.9.

(e) The obligations under this Section 5.9 shall not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors and assigns), it being expressly agreed that the Covered Persons (including their respective successors and assigns) shall be third-party beneficiaries of this Section 5.9. In the event of any breach by the Surviving Company or Parent of this Section 5.9, the Surviving Company shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by Covered Persons in enforcing the indemnity and other obligations provided in this Section 5.9 as such fees are incurred, upon the written request of such Covered Person.

Section 5.10 Section 16 Matters. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable to cause any dispositions of Company Common Shares (including derivative securities with respect to Company Common Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.11 Financing and Financing Cooperation.

(a) Parent shall use its reasonable best efforts to take and shall cause each of its Subsidiaries to use their respective reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Financing in an amount sufficient to fund the Financing Amounts on the date on which the Merger is required to be consummated pursuant to the terms hereof, including by using reasonable best efforts to (i) maintain in effect the Commitment Letters, (ii) negotiate and enter into definitive agreements with respect to the Debt Financing required to pay the Financing Amounts (after taking into account any available Equity Financing) (which, with respect to the bridge facility documentation, shall not be required until reasonably necessary in connection with the funding of the Debt Financing required to pay the Financing Amounts (after taking into account any Equity Financing)) (the “Definitive Agreements”) consistent with the terms and conditions contained in the Debt Commitment Letters (including, as necessary, the “flex” provisions contained in any related fee letter) and without any Prohibited Modification, (iii) satisfy on a timely basis all conditions required to be satisfied by it in the Commitment Letters and the Definitive Agreements and complying with its obligations thereunder and (iv) enforce its rights under the Commitment Letters and the Definitive Agreements in a timely and diligent manner. Without limiting the generality of the foregoing, in the event that all conditions contained in the Commitment Letters or the Definitive Agreements (other than the consummation of the Merger, those conditions that by their nature are to be satisfied at the Closing and those conditions the failure of which to be satisfied is attributable to a breach by Parent or Merger Sub of its representations, warranties, covenants or agreements contained in this Agreement, and other than, with respect to the Debt Financing, the availability of the Equity Financing and, with respect to the Equity Financing, the availability of the Debt Financing) have been satisfied, Parent and Merger Sub shall fully enforce the counterparties’ obligations under the Commitment Letters and cause the Equity Investors to, and shall use reasonable best efforts to cause the Debt Financing Entities to, comply with their respective obligations thereunder, including to fund the Financing. Neither Parent, Merger Sub nor any of their Subsidiaries shall, without the prior written consent of the Company: (i) permit, consent to or agree to any amendment, replacement, supplement, or modification to, or any waiver of, any provision or remedy under, any Commitment Letter or any Definitive Agreement if such amendment, replacement, supplement, modification, waiver or remedy (A) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing, (B) reduces the aggregate principal amount of the Financing below the amount necessary to satisfy the Financing Amounts, (C) adversely affects the ability of Parent or Merger Sub to enforce its rights against other parties to any Commitment Letter or any Definitive Agreement as so amended, replaced, supplemented or otherwise modified relative to the ability of Parent to enforce its rights against the other parties to the corresponding Commitment Letters as in effect on the date of this Agreement or (D) could otherwise reasonably be expected to prevent, impair, impede or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement (the effects described in clauses (A) through (D), collectively, the “Prohibited Modifications”); provided that the Debt Commitment Letters may be amended to add additional lenders, lead arrangers, bookrunners, syndication agents or other entities who had not executed the Debt Commitment Letters as of the date of this Agreement so long as any such addition would not effect a Prohibited Modification, or (ii) terminate or cause the termination of any Commitment Letter or any Definitive Agreement. Parent shall promptly deliver to the Company copies of any amendment, replacement, supplement, termination, modification or waiver to the Commitment Letters and/or Definitive Agreements.

(b) In the event that any portion of the Debt Financing required to pay the Financing Amounts becomes unavailable, regardless of the reason therefor, Parent shall (i) promptly notify the Company in writing of such unavailability and the reason therefor and (ii) subject to the last sentence of this Section 5.11(b), use reasonable best efforts, and cause each of its Subsidiaries to use their respective reasonable best efforts, to arrange and obtain, as promptly as practicable following the occurrence of such event, alternative financing for any such unavailable portion from the same or alternative sources (the “Alternative Financing”) in an amount sufficient, when taken together with the available portion of the Financing, to pay the Financing Amounts, and which does not include any Prohibited Modifications. Parent shall provide the Company with prompt written notice (i) of any actual breach, default, cancellation, termination or repudiation by any party to the Commitment Letters or any Definitive Agreement of which Parent becomes aware and (ii) upon receipt of any written notice or other written communication from any Debt Financing Entity or Equity Investor or other financing source with respect to any actual or threatened breach, default, cancellation, termination or repudiation by any party to the Commitment Letters or any Definitive Agreement of any provision thereof. Parent shall keep the Company informed on a reasonably current basis of the status of its efforts to consummate the Financing, including any Alternative Financing. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.11 shall require, and in no event shall the reasonable best efforts of Parent be deemed or construed to require, Parent to pay any fees or any interest rates applicable to the Debt Financing in excess of those contemplated by the Debt Commitment Letters (after giving effect to the “market flex” provisions), or agree to terms materially less favorable to Parent or the Company than the terms contained in or contemplated by the Debt Commitment Letters as of the date hereof (in either case, whether to secure waiver of any conditions contained therein or otherwise).

(c) The foregoing notwithstanding, compliance by Parent with this Section 5.11 shall not relieve Parent of its obligations to consummate the transactions contemplated by this Agreement whether or not the Financing or any Alternative Financing is available. To the extent Parent obtains Alternative Financing or amends, replaces, supplements, modifies or waives any of the Commitment Letters or the Definitive Agreements, in each case pursuant to this Section 5.11 and without any Prohibited Modification, references to the “Financing,” “Debt Financing,” “Equity Financing,” “Debt Financing Entities,” “Debt Financing Parties,” “Debt Commitment Letters,” “Equity Commitment Letters,” “Commitment Letters” and “Definitive Agreements” (and other like terms in this Agreement) shall be deemed to refer to such Alternative Financing, the financing sources and/or their related parties in respect thereof, the commitments thereunder and the agreements with respect thereto, or the Financing, as applicable, as so amended, replaced, supplemented modified or waived.

(d) Prior to the Closing, the Company shall use its reasonable best efforts, and shall use its reasonable best efforts to cause its Subsidiaries to use their respective reasonable best efforts, and shall use its reasonable efforts to cause their respective Representatives to use their reasonable best efforts, to provide customary cooperation in connection with the arrangement and implementation of the Debt Financing, to the extent reasonably requested by Parent in writing, including using reasonable best efforts to:

(i) as promptly as practicable (A) furnish Parent with the Required Financial Information and (B) inform Parent if the chief executive officer, chief financial officer, treasurer, controller or comparable officer of the Company shall have knowledge of any facts as a result of which a restatement of any financial statements (or portion thereof) included in the Required Financial Information is reasonably probable or required in order for such financial statements (or portion thereof) to comply with GAAP;

(ii) (A) execute customary authorization letters (containing customary 10b-5 representations) with respect to the Offering Documents relating to the “bank” financing that authorize the distribution of information to prospective lenders, (B) identify any portion of such information that constitutes material, non-public information regarding the Company or its Subsidiaries or their respective securities, and (C) cause members of senior management of the Company to participate in a reasonable number of customary meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, at reasonable and mutually agreed times and with reasonable advance notice, and in each case which shall be telephonic or held by videoconference unless otherwise agreed to by the Company;

(iii) (A) cooperate with the marketing efforts for any of the Debt Financing and (B) assist Parent and the Debt Financing Entities with obtaining ratings as contemplated by the Debt Financing;

(iv) assist Parent and the Debt Financing Entities in their preparation of the Offering Documents and review and comment on Parent’s draft of a business description and a “Management’s Discussion and Analysis” of the financial statements to be included in such Offering Documents;

(v) in the event the Debt Financing includes an offering of debt securities, request and facilitate its independent auditors to (A) provide, consistent with customary practice, customary accountant’s comfort letters (including “negative assurance” comfort and change period comfort), together with drafts of such comfort letters that such independent auditors are prepared to deliver upon the “pricing” of any high-yield bonds being issued in connection with the Debt Financing, and consents from the Company’s independent auditors with respect to financial information regarding the Company and its Subsidiaries, (B) provide reasonable assistance to the Parent in connection with Parent’s preparation of pro forma financial statements and pro forma financial information (it being agreed that the Company will not be required to provide any information or assistance relating to (A) the proposed aggregate amount of debt and equity financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt or equity financing, (B) any post-Closing or pro forma cost savings, synergies, capitalization or ownership desired to be incorporated into any information used in connection with the Debt Financing or (C) any financial information related to Parent or any of its Subsidiaries) and (C) attend a reasonable and customary number of accounting due diligence sessions and drafting sessions, which sessions shall be telephonic or held by videoconference and held at reasonable and mutually agreed times;

(vi) assist Parent in its preparation of, and facilitate execution and delivery as of but not prior to the Closing of, definitive financing documents (including any guarantee, pledge and security documents, supplemental indentures, commodity, currency or interest rate or other reasonable hedging arrangement, other definitive financing documents or other certificates or documents as may be reasonably requested by Parent or the Debt Financing Entities (including a certificate of the chief financial officer of the Company with respect to solvency matters in the form set forth as an exhibit to the Debt Commitment Letters)) and the schedules and exhibits thereto, it being understood that the effectiveness of such documents shall be conditioned upon the occurrence of the Closing;

(vii) facilitate the pledging of collateral and granting of guarantees for the Debt Financing, including using reasonable best efforts to deliver any original stock certificates and appropriate instruments of transfer of wholly owned Subsidiaries of the Company that are reasonably available to the Company and constitute collateral for the Debt Financing and providing reasonable and customary assistance to Parent and Merger Sub in connection with Parent’s and Merger Sub’s negotiation of any collateral documents that involve a third party, including landlord waivers, deposit account control agreements, blocked account arrangements or lock box arrangements, if applicable; it being understood in each case that the effectiveness of such pledges and other documents shall be conditioned upon the occurrence of the Closing;

(viii) furnish Parent and the Debt Financing Entities at least five (5) Business Days prior to the Closing Date (solely to the extent requested by Parent in writing at least ten (10) Business Days prior to the Closing Date) with all documentation and other information related to the Company and its Subsidiaries required by Governmental Entities with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended and the requirements of 31 C.F.R. § 1010.230;

(ix) solely with respect to financial information and data derived from the Company’s historical books and records, provide reasonable and customary assistance to Parent with the preparation of pro forma financial information and pro forma financial statements to the extent reasonably requested by Parent or the Debt Financing Entities and customary to be included in any marketing materials or Offering Documents or of the type required by the Debt Commitment Letters (provided that the Company and its Subsidiaries shall not be responsible for the preparation of any pro forma financial statements or pro forma adjustments thereto and, for the avoidance of doubt, shall not be obligated to provide any Excluded Information);

(x) facilitate the taking, no earlier than the Closing, of customary corporate approvals, reasonably requested by Parent to permit the consummation of the Debt Financing (provided, that no such action shall be required of the Company Board);

(xi) cooperate in satisfying the conditions precedent set forth in the Debt Commitment Letters as in effect as of the date hereof or any definitive document relating to the Debt Financing with conditions precedent substantially the same as those set forth in the Debt Commitment Letters as in effect as of the date hereof to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, the Company and its Subsidiaries; and

(xii) ensure that the Debt Financing Entities and their advisors and consultants shall have customary and reasonable access, at mutually agreed times and places and on a reasonable and customary number of occasions to the Company’s and its Subsidiaries’ books and records and relevant personnel to evaluate the Company’s and its Subsidiaries’ current assets, inventory, cash management and accounting systems, policies and procedures relating thereto for the purposes of Parent and Merger Sub establishing collateral arrangements as of the Closing, and provide customary assistance with other collateral audits, collateral appraisals and due diligence examinations customary for debt financing of the type consistent with the Debt Financing, at mutually agreed times and places.

(e) The foregoing notwithstanding, none of the Company nor any of its Subsidiaries or their respective Representatives shall be required to take or permit the taking of any action pursuant to this Section 5.11 or Section 5.17 that could: (i) require the Company or its Subsidiaries or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Debt Financing or enter into, execute or deliver any certificate, document, opinion, instrument or agreement or agree to any change or modification of any existing certificate, document, opinion, instrument or agreement (except any authorization letters delivered pursuant to Section 5.11(d)(ii), customary management representation letters required by the Company’s auditors in connection with the delivery of “comfort letters” as set forth in Section 5.11(d)(v), or the legal opinion, officer’s certificate or supplemental indenture provided in connection with a Consent Solicitation in accordance with, and to the extent required by, Section 5.17), in each, unless (A) such person will continue as an officer, director or equivalent of such entities following the Closing and (B) the effectiveness of such resolutions, consents, certificates, documents, instruments, agreements, changes or modifications is contingent upon the occurrence of the Closing, (ii) cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries, (iii) require the Company or any of its Subsidiaries to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Debt Financing prior to the Closing or otherwise incur any obligation under any agreement, certificate, document or instrument (except to the extent the effectiveness of any such fee, expense, liability or obligation is subject to and conditioned upon the occurrence of the Closing), (iv) reasonably be expected to cause any director, officer, employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability, (v) reasonably be expected to conflict with the organizational documents of the Company or any of its Subsidiaries or any Laws, (vi) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Company Material Contract to which the Company or any of its Subsidiaries is a party, (vii) require the Company or any of its Subsidiaries or any of their respective Representatives to provide access to or disclose information that the Company or any of its Subsidiaries determines would jeopardize any attorney-client privilege or other applicable privilege or protection of the Company or any of its Subsidiaries, (viii) require the Company or any of its Subsidiaries or any of their respective Representatives to prepare or deliver any Excluded Information or (ix) unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries. Nothing contained in this Section 5.11 or Section 5.17 or otherwise in this Agreement shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing. Parent shall, promptly upon written request by the Company, reimburse the Company or any of its Subsidiaries for all reasonable and documented out-of-pocket costs incurred by them or their respective Representatives in connection with such cooperation and shall reimburse, indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all liabilities and losses suffered or incurred by them in connection with the arrangement of the Debt Financing or the transactions contemplated by Section 5.17, any action taken by them at the request of Parent or its Representatives pursuant to this Section 5.11 or Section 5.17 and any information used in connection therewith (other than liabilities or losses resulting solely from information provided by the Company or its Subsidiaries), in each case, other than to the extent any of the foregoing was suffered or incurred as a result of the bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by, the Company, its Subsidiaries or any of their Representatives, as determined in a final and non-appealable judgment by a court of competent jurisdiction.

(f) The parties hereto acknowledge and agree that the provisions contained in this Section 5.11 represent the sole obligation of the Company and its Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Parent or Merger Sub with respect to the transactions contemplated by this Agreement and the Commitment Letters, and no other provision of this Agreement (including the exhibits and schedules hereto) or the Commitment Letters shall be deemed to expand or modify such obligations.

(g) The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to periodically update any Required Financial Information provided to Parent as may be necessary so that such Required Financial Information is (i) Compliant and (ii) meets the applicable requirements set forth in the definition of “Required Financial Information”. For the avoidance of doubt, Parent may, to most effectively access the financing markets, request the cooperation of the Company and its Subsidiaries under Section 5.11(d) at any time, and from time to time and on multiple occasions, between the date of this Agreement and the Closing; provided that, for the avoidance of doubt, the Marketing Period shall not be applicable as to each attempt to access the markets (it being understood and agreed that once the “Marketing Period” has commenced and then been completed in accordance with the definition thereof, there shall not be a subsequent “Marketing Period” hereunder). Parent agrees to provide the Company drafts of all Offering Documents and all marketing materials for the Debt Financing with a reasonable time to review such documents and materials, and subject to Parent’s compliance with such obligation, the Company agrees to use reasonable best efforts to review all such Offering Documents and marketing materials and identify for Parent any information contained therein that it reasonably believes constitutes material non-public information with respect to the Company and its Subsidiaries (taken as a whole) or their respective securities. If the Company identifies any such information (“Identified MNPI”), and such information is customarily included in offering documents or marketing materials for debt financing of the type consistent with the Debt Financing, is reasonably requested by Parent to be included in the Offering Documents or marketing materials for the Debt Financing and does not include information as to which the Company reasonably objects (any such Identified MNPI, “Acceptable MNPI”), then the Company shall file a Current Report on Form 8-K containing such material non-public information. Parent shall remove all such Identified MNPI that is not Acceptable MNPI from such Offering Documents and marketing materials.

(h) All non-public or otherwise confidential information regarding the Company or any of its Affiliates obtained by Parent or its Representatives pursuant to this Section 5.11 shall be kept confidential in accordance with the Confidentiality Agreement. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such trademarks and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

Section 5.12 Transaction Litigation. Prior to the earlier of the Effective Time or the valid termination of this Agreement pursuant to Section 7.1, the Company shall notify Parent promptly of (and, in any event within two (2) Business Days of becoming aware of) any Proceeding brought by stockholders of the Company or other Persons (other than Parent Related Parties) against the Company and/or any of its directors, officers or Representatives arising out of or relating to this Agreement, the Merger or the other transactions contemplated hereby (whether directly or on behalf of the Company and its Subsidiaries or otherwise) (“Transaction Litigation”), and shall keep Parent reasonably informed with respect to the status thereof, including by promptly (and, in any event, within two (2) Business Days of receipt of same) providing Parent with copies of all proceedings and material correspondence relating to such Proceeding; provided that the Company shall control the defense, settlement and prosecution of any Transaction Litigation; provided, however, that the Company shall give Parent the right to participate (at Parent’s sole expense) in the defense and settlement of any Transaction Litigation (including by allowing for advanced review and comment on all material filings or responses to be made by the Company in connection with any Transaction Litigation), and the right to consult on the settlement, release, waiver or compromise of any such litigation, and the Company shall in good faith take such comments into account, and no such settlement, release, waiver or compromise of such litigation shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.13 Obligations of Merger Sub. Parent shall cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

Section 5.14 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, each of the parties agrees to cooperate with the other parties and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable under applicable Law and rules and policies of the NYSE to cause the delisting of the Company Common Shares from the NYSE as promptly as practicable after the Effective Time and the deregistration of the Company Common Shares under the Exchange Act as promptly as practicable after such delisting.

Section 5.15 Transition Planning.

(a) Parent and the Company shall discuss in good faith and cooperate with respect to planning for transition and integration matters following the Merger. Promptly following the date hereof, the Company will designate six (6) individuals from those listed on Section 5.15 of the Company Disclosure Letter, and Parent will designate six (6) individuals from those listed on Section 5.15 of the Parent Disclosure Letter, to a working committee (the “Transition Committee”) for the purpose of discussing, planning and preparing to implement (following the Effective Time) transition and integration matters, which Transition Committee will have a consultative role and will meet at least quarterly until the earlier of the termination of this Agreement and the Effective Time. The Company will prepare an agenda (which shall include a description of the quarterly capital expenditures for any Major CapEx Project) for each meeting of the Transition Committee; provided that no less than five (5) Business Days prior to such meeting of the Transition Committee, the Company shall provide Parent the opportunity to review such agenda and consider in good faith any addition or modification proposed by Parent to such agenda. At each meeting of the Transition Committee, unless otherwise agreed by the Company and Parent, management will make a presentation of the capital expenditures for any Major CapEx Project, including any material variances (positive or negative) in spend from the CapEx Budget as of, or reasonably prior to, the time of the Transition Committee meeting.

(b) Without limiting Parent’s rights under Section 5.2, the Company shall cooperate in good faith with reasonable requests by Parent to (a) facilitate an orderly transition to Parent ownership following the Effective Time, including preparing for contemplated organizational changes and business initiatives, and (b) provide reasonable support for the Transition Committee to effect the foregoing. Notwithstanding anything to the contrary in this Section 5.15, the Company and its Subsidiaries, and their respective officers, directors, employees and agents or other Representatives, shall not be required to take any action that would (A) unreasonably interfere with the operation of any businesses conducted by the Company or any of its Subsidiaries, (B) jeopardize the attorney-client privilege of the Company or any of its Subsidiaries (provided, that the Company shall use commercially reasonable efforts to grant such access in a manner which would not jeopardize such privilege), (C) violate any (I) applicable Law (including regarding the exchange of information and applicable antitrust Law), (II) Company Organizational Documents or organizational documents of any Subsidiary of the Company or (III) Contract to which the Company or any of its Subsidiaries is a party or by which any of their assets or properties are bound, so long as the Company shall have used commercially reasonable efforts to obtain the consent of such third party to such access or disclosure, (D) require the Company or any of its Subsidiaries to pay or incur any commitment or other fee, any expense, or any other Liability or obligation, or provide any security, that would not, in each case, be reimbursed or indemnified by Parent, (E) cause any representation or warranty or other covenant or obligation in this Agreement to be breached by the Company or any of its Subsidiaries or (F) require the Company, its Subsidiaries or the respective boards of directors or other governing bodies thereof to pass resolutions or consents or approve or authorize the execution of, or execute, any agreement, document or instrument of any kind that is not contingent on the Closing or that would be effective prior to the Effective Time. Parent shall, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with fulfilling its obligations pursuant to this Section 5.15.

Section 5.16 Capital Expenditures. During the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, except as may be required by applicable Law, as required or expressly contemplated by this Agreement, or the CapEx Budget, the Company shall (and shall cause its Subsidiaries to) use commercially reasonable efforts to make capital expenditures in accordance with the quarterly capital expenditure plan as set forth on Section 5.16 of the Company Disclosure Letter (the “CapEx Budget”) for the projects listed on the CapEx Budget (such projects, “Major CapEx Projects”) on a project-by-project basis, with any positive deviations from the CapEx Budget for any Major CapEx Project to be no greater than ten percent (10%) and any negative deviations from the CapEx Budget for any Major CapEx Project to be no greater than fifteen percent (15%), and if any such positive or negative deviations from the CapEx Budget in excess of such percentage occur, the Company shall notify and consult with Parent on such deviations; provided, further, the Company shall not deviate from the CapEx Budget for any Major CapEx Project with a positive deviation in excess of twenty percent (20%) unless it receives the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

Section 5.17 Company Indebtedness.

(a) Parent or Merger Sub will be permitted to commence and conduct, in accordance with the terms of the Company Indentures and applicable Law, including SEC rules and regulations, one or more offers to purchase, including any “Change of Control Offer” (as such term is defined in the Company Indentures) and/or any tender offer, or any exchange offer, and to conduct one or more consent solicitations, if any (each such offer or solicitation by Parent or Merger Sub, a “Debt Offer” and collectively, the “Debt Offers”, and any such consent solicitation, a “Consent Solicitation”) in connection with the Merger and the other transactions contemplated by this Agreement; provided that the closing of any such Debt Offer shall not be consummated prior to the Closing and any such transaction shall be funded using consideration provided by Parent or any of its Subsidiaries (other than the Company or one of its Subsidiaries). Parent and Merger Sub shall consult with the Company regarding the material terms and conditions of any Debt Offers, including the timing and commencement of any Debt Offers and any tender deadlines. Parent and Merger Sub shall not be permitted to commence any Debt Offer until Parent shall have provided to the Company the necessary offer to purchase, consent solicitation statement, letter of transmittal, press release, if any, in connection therewith, and each other document relevant to the transaction that will be distributed by Parent or Merger Sub to holders of the applicable Senior Notes (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of commencing the applicable Debt Offer to allow the Company and its counsel to review and comment on such Debt Offer Documents (and Parent shall consider in good faith comments of the Company and its counsel thereon). Each of the Company and its Subsidiaries shall use its respective reasonable best efforts to, and will use its respective reasonable best efforts to cause its respective affiliates, officers, employees and Representatives to, reasonably cooperate with Parent and Merger Sub in connection with the Debt Offers; provided that prior to the Closing, neither the Company nor any of its Subsidiaries nor counsel for any of them shall be required to furnish any certificates, legal opinions or negative assurance letters in connection with any Debt Offers (other than, in connection with the execution of the supplemental indentures relating to the Consent Solicitations, the Company delivering and using reasonable best efforts to cause counsel for the Company to deliver customary officer’s certificates and customary legal opinions (other than any opinions as to Tax matters), respectively, that are required to be delivered to the trustee under the applicable Company Indenture, to the extent such certificates and opinions would not, in the opinion of the Company, its counsel or the trustee under the applicable Company Indenture, conflict with applicable Law or the Indenture and would be accurate in light of the facts and circumstances at the time delivered) or execute any other instruments or agreements in connection therewith other than the supplemental indenture described in the immediately following paragraph with respect to the Consent Solicitations. In no event shall the Company or any of its Subsidiaries be required to incur any financing or provide assistance in obtaining any financing for a Debt Offer other than the Debt Financing; it being further understood that no such Debt Offer shall delay the Closing beyond the date that it is required to occur under Section 1.2. The closing of the Debt Offers will be expressly conditioned on the occurrence of the Closing. The Debt Offers will be conducted in compliance with the applicable Company Indenture and applicable Law (including SEC rules and regulations) and the Company will not be required to cooperate with respect to any Debt Offer that would reasonably be expected to be inconsistent with the terms of the applicable Company Indenture or applicable Law.

(b) Subject to the receipt of any requisite consents in connection with any Consent Solicitation, the Company and its Subsidiaries will execute one or more supplemental indentures to the applicable Company Indenture in accordance with the applicable Company Indenture, amending the terms and provisions of the applicable Company Indenture as described in the applicable Debt Offer, as reasonably requested by Parent, which supplemental indentures shall become effective upon the execution thereof (or as otherwise contemplated in the applicable Consent Solicitation) and operative no earlier than the Closing Date; provided, however, that in no event will the Company or any of its officers, directors or other Representatives have any obligation to authorize, adopt or execute any amendments or other agreement that would, in the opinion of the Company, its counsel or the trustee under the applicable Company Indenture, be inconsistent with the terms of the applicable Company Indenture or applicable Law or that would become operative before the Closing Date.

(c) If requested by Parent, in lieu of or in addition to Parent or Merger Sub commencing any Debt Offers for the Senior Notes, the Company shall (i) send a notice of redemption with respect to all or a portion of the outstanding aggregate principal amount of the applicable Senior Notes (which shall be in the form required under the applicable Company Indenture and conditioned upon the consummation of the Closing, if sent prior to the Closing, and shall be in form and substance reasonably satisfactory to the Company) to the trustee under such Company Indenture and (ii) request that such trustee deliver such notice to the holders of the applicable Senior Notes, and, if such notice is sent prior to the Closing, and solely to the extent required by the terms of the applicable Company Indenture and by such trustee in order to cause or permit such trustee to so deliver such notice to such holders, deliver and use reasonable best efforts to cause counsel for the Company to deliver a customary officer’s certificate and customary legal opinion (other than any opinions as to Tax matters) relating to the delivery of such notice of redemption by such trustee to the holders of such Senior Notes, to such trustee under the applicable Company Indenture, to the extent such certificate and opinion would not, in the opinion of the Company, its counsel or the trustee, conflict with such Company Indenture or applicable Law and would be accurate in light of the facts and circumstances at the time delivered. On or prior to the Closing, Parent shall make, or cause to be made, a deposit with the trustee of funds sufficient to pay in full the outstanding aggregate principal amount of, accrued and unpaid interest through the applicable redemption date on, and applicable redemption premiums related to, the Senior Notes so redeemed, together with payment of other fees and expenses payable by the Company under the applicable Company Indenture and, to the extent Parent makes or causes such deposit to be made, delivers any required officer’s certificates or legal opinions to the trustee under the applicable Company Indenture, and otherwise causes the satisfaction of all conditions to the satisfaction and discharge of the Senior Notes on the Closing Date in accordance with the applicable Company Indenture, the Company shall use reasonable best efforts to have delivered to Parent on the Closing Date, customary documentation evidencing the release of all Liens with respect to each Company Indenture (including any customary termination statements on Form UCC-3 or other customary releases).

(d) The Company shall use reasonable best efforts to have delivered to Parent at least three (3) Business Days prior to the Closing Date (A) an appropriate and customary payoff letter with respect to the Company Credit Agreement (the “Payoff Letter”), specifying the aggregate payoff amount of the Company’s obligations (including principal, interest, fees, expenses, premium (if any) and other amounts payable in respect of such indebtedness) that will be outstanding under such indebtedness as of the Closing and providing for a release of all Liens and guarantees thereunder upon the receipt of the respective payoff amounts specified in the Payoff Letter, including, in the case of any letters of credit or similar obligations, cash collateralization of such obligations (it being understood and agreed that Parent and Merger Sub shall be responsible for paying all amounts under the Payoff Letter (including cash collateralizing any letters of credit or similar obligations)) and (B) customary documentation evidencing the release of all Liens with respect to the Company Credit Agreement (including any customary termination statements on Form UCC-3 or other customary releases).

Article VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or mutual waiver by the Company and Parent, to the extent permissible under applicable Law) at or prior to the Closing Date of the following conditions:

(a) The Company Stockholder Approval shall have been obtained.

(b) No injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and no Law shall have been adopted that remains in effect or be effective, in each case that prevents, enjoins, prohibits or makes illegal the consummation of the Merger.

(c) All (i) waiting periods applicable to the Merger under the HSR Act shall have expired or been terminated and (ii) other approvals and clearances and expirations or terminations of waiting periods (as applicable) identified in Section 6.1(c) of the Company Disclosure Letter shall have been obtained or shall have occurred (as applicable).

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company, to the extent permissible under applicable Law) at or prior to the Closing Date of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth in Article IV (without regard to any qualifications as to materiality or Parent Material Adverse Effect contained in such representations and warranties) shall be true and correct in all respects as so qualified both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date), except where failure of such representations to be so true and correct has not, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and Merger Sub shall have performed in all material respects and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time.

(c) Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by a duly authorized executive officer of Parent on behalf of Parent and Merger Sub, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) for each of Parent and Merger Sub have been satisfied.

Section 6.3 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligation of Parent and Merger Sub to effect the Merger is further subject to the fulfillment (or the waiver by Parent, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) (i) The representations and warranties of the Company set forth in Article III that are qualified by a “Material Adverse Effect” qualification shall be true and correct in all respects as so qualified both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) other than the first sentence of Section 3.1(a), Section 3.2(a), Section 3.2(b), Section 3.3(a), Section 3.10(b) and Section 3.18, the representations and warranties of the Company set forth in Article III that are not qualified by a “Material Adverse Effect” qualification shall be true and correct (determined for this purpose without giving effect to any materiality qualifications contained therein (other than those included in the reference to “material weakness” in Section 3.5 and in Sections 3.9(a) and 3.9(i), Section 3.14, Section 3.15(a) and Section 3.16(a))) both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where such failures to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (iii) the representations and warranties of the Company set forth in the first sentence of Section 3.1(a), Section 3.2(b), Section 3.3(a) and Section 3.18 shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), (iv) the representations and warranties of the Company set forth in Section 3.2(a) shall be true and correct in all but any de minimis respects and (v) the representations and warranties of the Company set forth in Section 3.10(b) shall be true and correct in all respects both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date.

(b) The Company shall have performed in all material respects and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by a duly authorized executive officer of the Company, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

Section 6.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was due to the breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement.

Article VII

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether prior to or after the Company Stockholder Approval (except pursuant to Section 7.1(g)):

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent, if the Effective Time shall not have occurred on or prior to 5:00 p.m. Eastern Time, on February 4, 2024 (the “End Date”); provided that if, as of the End Date, any of the conditions set forth in Section 6.1(b) (solely to the extent such condition has not been satisfied due to an order or injunction arising under any Antitrust Law or Investment Screening Law) or Section 6.1(c) shall not have been satisfied or waived, the End Date may be extended on two (2) occasions, each time for up to ninety (90) days, by either Parent or the Company by written notice to the other party, and such date, as so extended, shall be the End Date; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party if the failure of the Merger to be consummated by the End Date shall be primarily caused by the breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement (it being understood that a breach of this Agreement by Merger Sub shall be deemed to be a breach by Parent for all purposes of this Agreement); provided, further, that (A) if the Marketing Period shall have commenced on or prior to the End Date but shall not have been completed by the date that is five (5) Business Days prior to the End Date, but all other conditions to the Closing (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or, to the extent permitted by law, waived, then the End Date shall be extended to the fifth (5th) Business Day following the final day of the Marketing Period, and such date shall become the End Date for purposes of this Agreement and (B) if the Marketing Period shall have commenced on or prior to the End Date but shall not have been completed by the date that is five (5) Business Days prior to the End Date and would subsequently be deemed not to have commenced under clause (y)(C) of the second proviso set forth in the definition of “Marketing Period” solely as a result of any Required Financial Information being not Compliant by virtue of becoming stale on or prior to the date that would otherwise be the End Date, the End Date may be extended (or further extended) by either the Company or Parent for a period of up to forty-five (45) days by written notice to the other party at least one (1) Business Day prior to the End Date;

(c) by either the Company or Parent, if an Order by a Governmental Entity of competent jurisdiction shall have been issued permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to a party if such Order was primarily attributable to the breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement (it being understood that a breach of this Agreement by Merger Sub shall be deemed to be a breach by Parent for all purposes of this Agreement);

(d) by either the Company or Parent, if the Company Stockholders’ Meeting (including any adjournments or postponements thereof) at which a vote on the Company Stockholder Approval was taken shall have concluded and the Company Stockholder Approval shall not have been obtained;

(e) by the Company, if Parent or Merger Sub shall have breached or there is any inaccuracy in any of its representations or warranties, or shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, which breach, inaccuracy or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a) or 6.2(b) and (ii) is either not curable or is not cured by the earlier of (A) the End Date and (B) the date that is forty (40) days following written notice from the Company of such breach, inaccuracy or failure; provided that the Company is not then in breach of any representation, warranty, covenant or agreement contained in this Agreement that would give rise to a failure of a condition set forth in Section 6.3(a) or 6.3(b);

(f) by Parent, if the Company shall have breached or there is any inaccuracy in any of its representations or warranties, or shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, which breach, inaccuracy or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a) or 6.3(b) and (ii) is either not curable or is not cured by the earlier of (A) the End Date and (B) the date that is forty (40) days following written notice from Parent of such breach, inaccuracy or failure; provided that Parent or Merger Sub is not then in breach of any representation, warranty, covenant or agreement contained in this Agreement that would give rise to a failure of a condition set forth in Section 6.2(a) or 6.2(b);

(g) at any time prior to the receipt of the Company Stockholder Approval, by Parent in the event of a Change of Recommendation;

(h) by the Company (at any time prior to the receipt of the Company Stockholder Approval) in order to enter into a definitive agreement providing for a Superior Proposal in accordance with Section 5.3; and

(i) by the Company, if (i) the Marketing Period has ended and all of the conditions set forth in Sections 6.1 and 6.3 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), (ii) Parent and Merger Sub fail to consummate the Closing within three (3) Business Days after the first date on which Parent and Merger Sub were required to consummate the Closing pursuant to Section 1.2, (iii) the Company has notified Parent in writing at least three (3) Business Days prior to such termination that it is ready, willing and able to consummate the Closing, and (iv) at all times during the three (3)-Business Day period described in clause (iii) the Company stood ready, willing and able to consummate the Closing; provided that notwithstanding anything in Section 7.1(b) to the contrary, no party shall be permitted to terminate this Agreement pursuant to Section 7.1(b) during any such three (3)-Business Day period.

Section 7.2 Effect of Termination. Notwithstanding anything to the contrary in this Agreement, in the event of a valid termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except that the Guarantees, the Confidentiality Agreements and the provisions of the final sentence of Section 5.11(e), this Section 7.2, Section 7.3 and Article VIII shall survive any termination (in each case, including the limitations set forth herein)), and there shall be no other Liability on the part of the Company, on the one hand, or Parent or Merger Sub, on the other hand, to the other except as provided in the Guarantees, the Confidentiality Agreements and the final sentence of Section 5.11(e), this Section 7.2, Section 7.3 and Section 8.2(a); provided that, subject in all respects to the limitations set forth in this Section 7.2, Section 7.3, Section 8.5 and Section 8.16, nothing herein shall relieve any party hereto from Liability for fraud or a Willful Breach of its covenants or agreements set forth in this Agreement prior to such termination (in each case, which the parties acknowledge and agree will not be limited to reimbursement of expenses or out-of-pocket costs, and in the case of any damages sought by the non-breaching party, including any Willful Breach, such damages will include the benefit of the bargain lost by the non-breaching party, taking into consideration relevant matters, including opportunity costs and the time value of money) (including any obligations of the parties pursuant to the Guarantees to make such payments in accordance with, and subject to the terms, thereof). Notwithstanding anything in this Agreement to the contrary, in no event will the Parent Related Parties, collectively, or the Company Related Parties, collectively, have any Liability for monetary damages (including damages for fraud or breach, whether willful, intentional, unintentional or otherwise (including Willful Breach) or monetary damages in lieu of specific performance) in the aggregate in excess of, with respect to the Parent Related Parties, the Parent Maximum Liability Amount and subject in all respects to the limitations set forth in Section 7.3(f) and, with respect to the Company Related Parties, in the aggregate in excess of the Company Maximum Liability Amount and subject in all respects to the limitations set forth in Section 7.3(g).

Section 7.3  Termination Fees.

(a)  In the event that:

(i)  this Agreement is validly terminated (A) by the Company pursuant to Section 7.1(h) or (B) by Parent pursuant to Section 7.1(g); or

(ii)  (A) after the date of this Agreement and prior to the receipt of the Company Stockholder Approval, an Alternative Proposal (substituting fifty percent (50%) for the twenty percent (20%) threshold set forth in the definition of “Alternative Proposal”) (a “Qualifying Transaction”) shall have been publicly made and not withdrawn prior to the Company Stockholders’ Meeting or publicly disclosed or otherwise announced prior to the Company Stockholders’ Meeting, (B) thereafter this Agreement is validly terminated by Parent or the Company pursuant to Section 7.1(b) or Section 7.1(d), or by Parent pursuant to Section 7.1(f) and (C) concurrently with or within nine (9) months after such termination, the Company shall have entered into a definitive agreement providing for such Qualifying Transaction or entered into a definitive agreement to effect the transaction contemplated by a Qualifying Transaction (which Qualifying Transaction is subsequently consummated, whether during or following such nine (9)-month period);

then, the Company shall pay Parent the Company Termination Fee in immediately available funds (1) in the case of Section 7.3(a)(i)(A) above, prior to or concurrently with such valid termination, (2) in the case of Section 7.3(a)(i)(B) above, within three (3) Business Days after valid termination of this Agreement, or (3) in the case of Section 7.3(a)(ii) above, within three (3) Business Days after the last to occur of the events set forth in Section 7.3(a)(ii) above.

(iii)  this Agreement is validly terminated (i) by the Company pursuant to Section 7.1(e) or 7.1(i) or (ii) by Parent or the Company pursuant to Section 7.1(b) and at such time the Company was entitled to terminate this Agreement pursuant to Section 7.1(e) or Section 7.1(i), then Parent shall pay the Company the Parent Termination Fee in immediately available funds within three (3) Business Days after the date of such valid termination to one or more accounts designated by the Company.

(b)  Each of the parties hereto acknowledges that neither the Company Termination Fee nor the Parent Termination Fee is intended to be a penalty but rather is liquidated damages in a reasonable amount that will compensate Parent or the Company, as applicable, in the circumstances in which the Company Termination Fee or the Parent Termination Fee is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Each of the parties hereto acknowledges and agrees that in no event will the Company or Parent be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion, whether or not the Company Termination Fee or the Parent Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(c)  Each of the parties hereto acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company or Parent fails to pay in a timely manner the Company Termination Fee or the Parent Termination Fee, as applicable, then the Company shall pay to Parent or Parent shall pay to the Company, as applicable, interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. plus 2% per annum.

(d)  The Company’s receipt of the Parent Termination Fee to the extent owed pursuant to Section 7.3(a)(iii) (plus any interest thereon pursuant to Section 7.3(c), and the amounts, if any, due and owing to the Company pursuant to Section 5.11(e) and the proviso to Section 8.2(a)), the Company’s right to specific performance pursuant to Section 8.5, the Company’s rights in connection with claims against the parties to pursuant to the Confidentiality Agreements, the Company’s rights pursuant to and in accordance with the terms of the Guarantees and the Company’s right to damages as a result of fraud or a Willful Breach by Parent or Merger Sub of any of their covenants or agreements in this Agreement (in each case, subject to the limitations set forth in Section 7.2 and Section 7.3) will be the sole and exclusive remedy of the Company against (A) Parent, Merger Sub, or the Equity Investors; and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Debt Financing Entities, Affiliates (other than Parent, Merger Sub, or the Equity Investors), members, managers, general or limited partners, stockholders and assignees of each of Parent, Merger Sub or the Equity Investors (the Persons in clauses (A) and (B) collectively, the “Parent Related Parties”) in respect of this Agreement, the Commitment Letters, the Guarantees and the transactions contemplated hereby and thereby, and upon payment of such amounts, none of the Parent Related Parties will have any further monetary liability or obligation to the Company relating to or arising out of this Agreement, the Commitment Letters, the Guarantees or the transactions contemplated hereby and thereby (except that the parties hereto (or their Affiliates), as applicable, will remain obligated with respect to, and the parties hereto (or their Affiliates), as applicable, may be entitled to remedies with respect to, the Confidentiality Agreements). Except with respect to the Company’s right in connection with claims against the parties to the Confidentiality Agreements and subject in all respects to Section 7.2, this Section 7.3 and Section 8.5 (including, in each case, the limitations set forth therein), upon the payment by Parent of the Parent Termination Fee to the extent owed pursuant to Section 7.3(a)(iii) (plus any interest thereon pursuant to Section 7.3(c), and the amounts, if any, due and owing to the Company pursuant to Section 5.11(e) and the proviso to Section 8.2(a)), none of the Parent Related Parties shall have any further liability (whether in equity or at law, in contract, in tort or otherwise) with respect to this Agreement or the transactions contemplated hereby to the Company Related Parties.

(e)  Parent’s receipt of the Company Termination Fee to the extent owed pursuant to Section 7.3(a)(i) or Section 7.3(a)(ii) (plus any interest thereon pursuant to Section 7.3(c)), Parent’s right to specific performance pursuant to Section 8.5 and Parent’s right to damages as a result of fraud or a Willful Breach by the Company of any of its covenants or agreements in this Agreement (in each case, subject to the limitations set forth in Section 7.2 and Section 7.3) will be the sole and exclusive remedy of Parent and Merger Sub and each of their respective Affiliates against (A) the Company, its Subsidiaries and each of their respective Affiliates; and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates (the Persons in clauses (A) and (B) collectively, the “Company Related Parties”) in respect of this Agreement, the Merger and the transactions contemplated hereby, and upon payment of such amounts, none of the Company Related Parties will have any further monetary liability or obligation to the Parent Related Parties relating to or arising out of this Agreement, the Merger or the transactions contemplated hereby (except that the parties hereto (or their Affiliates), as applicable, will remain obligated with respect to, and the parties hereto (or their Affiliates), as applicable, may be entitled to remedies with respect to, the Confidentiality Agreements). Except with respect to Parent’s right in connection with claims against the parties to the Confidentiality Agreements and subject in all respects to Section 7.2, this Section 7.3 and Section 8.5 (including, in each case, the limitations set forth therein), upon the payment of the Company Termination Fee to the extent owed pursuant to Section 7.3(a)(i) or Section 7.3(a)(ii) (plus any interest thereon pursuant to Section 7.3(c)), none of the Company Related Parties shall have any further liability (whether in equity or at law, in contract, in tort or otherwise) with respect to this Agreement or the transactions contemplated hereby to the Parent Related Parties.

(f)  Notwithstanding anything to the contrary in this Agreement or the Transaction Documents, but subject to Section 8.5, the maximum aggregate liability, whether in equity or at Law, in Contract, in tort or otherwise, together with any payment of the Parent Termination Fee and any other payment in connection with any Transaction Document or otherwise, of the Parent Related Parties collectively (including monetary damages for fraud or breach, whether willful, intentional, unintentional or otherwise) (A) under this Agreement or any other Transaction Document; (B) in connection with the failure of the Merger (including the Financing) or the other transactions contemplated hereunder or under the Transaction Documents to be consummated; or (C) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any other Transaction Document, will not exceed under any circumstances an amount equal to (i) the Parent Termination Fee, plus (ii) the amounts, if any, due and owing under Section 7.3(c), if any, plus (iii) the amounts, if any, due and owing to the Company pursuant to Section 5.11(e) and the proviso to Section 8.2(a) (collectively, the “Parent Maximum Liability Amount”), except with respect to the Company’s rights in connection with claims against the parties to the Confidentiality Agreements.

(g)  Notwithstanding anything to the contrary in this Agreement or the Transaction Documents, but subject to Section 8.5, the maximum aggregate liability, whether in equity or at Law, in Contract, in tort or otherwise, together with any payment of the Company Termination Fee and any other payment in connection with any Transaction Document or otherwise, of the Company Related Parties collectively (including monetary damages for fraud or breach, whether willful, intentional, unintentional or otherwise) (A) under this Agreement or any other Transaction Document; (B) in connection with the failure of the Merger or the other transactions contemplated hereunder or under the Transaction Documents to be consummated; or (C) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any other Transaction Document, will not exceed under any circumstances an amount equal to (i) the Parent Termination Fee, plus (ii) the amounts, if any, due and owing under Section 7.3(c), if any, (collectively, the “Company Maximum Liability Amount”), except with respect to Parent’s rights in connection with claims against the parties to the Confidentiality Agreements.

Article VIII

MISCELLANEOUS

Section 8.1  No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for covenants and agreements that contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time (including, without limitation, Section 5.5, Section 5.9 and this Article VIII).

Section 8.2  Expenses; Transfer Taxes.

(a)  Except as otherwise provided in this Agreement (including in Section 5.11(e) and Section 7.3) or any other Transaction Document, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby or the other Transaction Documents shall be paid by the party incurring or required to incur such expenses; provided that Parent shall pay (i) all filing fees required under the HSR Act and other Antitrust Laws and Investment Screening Laws and (ii) all filing fees required to be paid to the SEC with respect to, and all printing and dissemination costs for, the Proxy Statement.

(b)  Except as otherwise provided in Section 2.2(d), all transfer, documentary, sales, use, stamp, registration and other such Taxes imposed with respect to the transfer of Company Common Shares pursuant to the Merger shall be borne by Parent, Merger Sub or the Company and expressly shall not be a liability of the holders of Company Common Shares.

Section 8.3  Counterparts; Effectiveness. This Agreement may be executed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4  Governing Law; Jurisdiction.

(a)  This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall, subject to Section 8.15, be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b)  Each of the parties hereto irrevocably agrees that any Proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (the “Chosen Courts”). Each of the parties hereto hereby irrevocably submits with regard to any such Proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the Chosen Courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Chosen Courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the Chosen Courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the Proceeding in such court is brought in an inconvenient forum, (B) the venue of such Proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby agrees that service of process upon such party in any Proceeding with respect to this Agreement will be effective if notice is given in accordance with Section 8.7 and waives any further requirements for such service of process; provided that (I) nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law and (II) each such party’s consent to jurisdiction and service contained in this Section 8.4 is solely for the purpose referred to in this Section 8.4 and shall not be deemed to be a general submission to said courts or in the State of Delaware other than for such purpose.

Section 8.5  Specific Enforcement.

(a)  The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and accordingly (i) the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to specific performance of the terms hereof, without proof of actual damages, in each case in the Chosen Courts (in the order expressed in Section 8.4(b)), this being in addition to any other remedy to which they are entitled at law or in equity, (ii) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (iii) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at law. In circumstances where Parent and Merger Sub are obligated to consummate the Merger pursuant to the terms and conditions of this Agreement and the Merger has not been consummated by Parent or Merger Sub, Parent and Merger Sub expressly acknowledge and agree that the Company and its stockholders shall have suffered irreparable harm, that monetary damages will be inadequate to compensate the Company and its stockholders, and that the Company on behalf of itself and its stockholders shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to enforce specifically Parent’s and Merger Sub’s obligations to consummate the Merger in accordance with the terms and conditions of this Agreement. The Company’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which the Company may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the Company and its stockholders. The parties hereto agree that, notwithstanding any other provision of this Agreement to the contrary, but subject to Section 8.5(b), the Company shall be entitled to specific performance (or any other equitable relief) to cause Parent to consummate the Closing and to cause Parent to draw down the cash equity committed pursuant to the Equity Commitment Letters to consummate the Closing, on the terms set forth herein.

(b)  Notwithstanding Section 8.5(a) or anything else to the contrary in this Agreement or any Transaction Document, neither the Company nor its Affiliates shall be entitled to enforce or seek to enforce specifically Parent’s and Merger Sub’s obligations to fund (or cause to be funded) any portion of the Equity Financing or otherwise consummate the Merger or any other transactions contemplated by this Agreement or any other Transaction Document unless and only if (i) the Marketing Period has ended and all of the conditions set forth in Sections 6.1 and 6.3 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or (to the extent permissible under applicable Law and in accordance with the terms of this Agreement) waived, (ii) the full amount of the Debt Financing (or the Alternative Financing, in accordance with Section 5.11(b)) has been funded or will be funded in accordance with the terms thereof at the Closing if the Equity Financing was funded at the Closing (provided that Parent and Merger Sub shall not be required to draw down the Equity Financing or consummate the Closing if the Debt Financing is not in fact funded in full at or prior to the Closing), (iii) Parent and Merger Sub have failed to complete the Closing by the first date the Closing is required to have occurred pursuant to Section 1.2, and (iv) the Company has irrevocably confirmed in a written notice to Parent that if specific performance is granted and the Equity Financing and Debt Financing (or the Alternative Financing, in accordance with Section 5.11(b)) are funded, then it will take such actions as required by this Agreement to cause the Closing to occur. Under no circumstances will the Company or Parent, directly or indirectly, be permitted or entitled to receive both specific performance of the type contemplated by Section 8.5(b) or any monetary damages or other payments (including payment of the Parent Termination Fee or the Company Termination Fee, as applicable).

Section 8.6  WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING TO THE FINANCING OR THE COMMITMENT LETTERS OR THE PERFORMANCE OF SERVICES THEREUNDER OR RELATED THERETO).

Section 8.7  Notices. Any notice required to be given hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the recipient; (b) when sent by email (without receipt of a delivery failure notice) or facsimile (provided that any notice sent by facsimile or otherwise to the recipient on any Business Day after 5:00 p.m. (recipient’s local time) shall be deemed to have been sent at 9:00 a.m. (recipient’s local time) on the next Business Day); (c) by reliable overnight delivery service (with proof of service); or (d) by certified or registered mail (return receipt requested and first-class postage prepaid); in each case addressed as follows:

if to Parent or Merger Sub, or the Surviving Company after the Effective Time:

c/o Apollo Management X, L.P.

9 West 57th Street

43rd Floor

New York, New York 10019
Attention:     Gareth Turner, Partner

John Suydam, Chief Legal Officer

Email:           gturner@apollo.com

jsuydam@apollo.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention:     Taurie M. Zeitzer

Brian Scrivani

Email:           tzeitzer@paulweiss.com

bscrivani@paulweiss.com

if to the Company prior to the Effective Time:

Arconic Corporation
201 Isabella Street
Pittsburgh, Pennsylvania 15212
Attention:     Chief Legal Officer
Email:           dan.fayock@arconic.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Facsimile:     (212) 403-2000
Attention:     Steven A. Rosenblum, Esq.

Ronald C. Chen, Esq.

Email:           SARosenblum@wlrk.com

RCChen@wlrk.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this Section 8.7; provided, that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8  Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties; provided that each of Parent and Merger Sub shall have the right, without the prior written consent of the Company, (i) to assign all or any portion of its respective rights, interests and obligations hereunder to a wholly owned direct or indirect Subsidiary of Parent or to any of its respective Affiliates, in each case, that is a “United States person” within the meaning of Section 7701(a)(30) of the Code or a domestic limited liability company treated as an entity disregarded as separate from such a “United States person” for U.S. federal income Tax purposes, or (ii) to any debt financing sources (including the Debt Financing Entities) for purposes of creating a security interest herein or otherwise assigning as collateral in respect of any debt financing (including the Debt Financing) in accordance with the terms of such debt financing (including the Debt Financing), but in each case no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 8.8 shall be null and void.

Section 8.9  Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10  Entire Agreement. This Agreement (including the exhibits and schedules hereto), the Guarantees, the Equity Commitment Letters and the Confidentiality Agreements collectively constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and this Agreement is not intended to grant standing to any Person other than the parties hereto and except as expressly provided for herein.

Section 8.11  Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after receipt of Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.12  Headings. Headings of the articles and sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13  No Third-Party Beneficiaries. Each of Parent, Merger Sub and the Company agrees that (a) its representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Notwithstanding the foregoing, (i) each Covered Person shall be an express third-party beneficiary of and shall be entitled to rely upon Section 5.9 and this Section 8.13; and following the Effective Time, each former stockholder of the Company and each holder of Company Equity Awards as of the Effective Time shall be an express third-party beneficiary of and shall be entitled to rely on Article II and shall be entitled to obtain the Merger Consideration to which it is entitled pursuant to the provisions hereof and (ii) the Debt Financing Parties shall be express third party beneficiaries in accordance with Section 8.15.

Section 8.14  Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word “or” shall not be deemed to be exclusive. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless Business Days are expressly specified. The terms “Dollars” and “$” mean United States Dollars. Whenever this Agreement requires any party hereto to take or not take any action, such requirement shall be deemed to include a requirement of such party to cause each of its Subsidiaries to take or not take such action, as applicable. The phrase “ordinary course of business” shall be construed to mean an action taken, or omitted to be taken, by any Person in the ordinary course of such Person’s business; provided that any modifications, suspensions and/or alterations of policies or operations resulting from, or determined by such person to be advisable and reasonably necessary in response to, Covid-19 or any Covid-19 Measures, Sanctions Measures or Cybersecurity Measures shall be deemed to be in the ordinary course of business. The term “third party” shall mean any Person, including any “group” as defined in Section 13(d) of the Exchange Act, other than the Company, Parent or any of their respective Affiliates or any “group” that includes the Company, Parent or any of their respective Affiliates. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. References in this Agreement to specific Laws or to specific provisions of Laws shall include all rules and regulations promulgated thereunder. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.15  Financing Parties. Notwithstanding anything in this Agreement to the contrary (including Section 8.4, Section 8.5, Section 8.6 and Section 8.11), the Company, on behalf of itself, its Subsidiaries and each of its controlled Affiliates, hereby: (a) agrees that any legal action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Parties, arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letters, the Definitive Agreements or the performance thereof or the transactions contemplated hereby or thereby, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (b) agrees that any such legal action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Debt Financing and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Debt Commitment Letters or in any definitive documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware), (c) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law any rights or claims to trial by jury in any such legal action brought against the Debt Financing Parties in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letters, the Definitive Agreements or the performance thereof or the transactions contemplated hereby or thereby, (d) agrees that none of the Debt Financing Parties shall have any liability to the Company or any of its Subsidiaries or any of their respective controlled Affiliates or Representatives relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letters, the Definitive Agreements or the performance thereof or the transactions contemplated hereby or thereby (subject to the last sentence of this Section 8.15), and (e) agrees that the Debt Financing Parties are express third-party beneficiaries of, and may enforce, any of the provisions of this Section 8.15 and Section 7.3(d) and Section 7.3(f), and that Section 7.3(d), Section 7.3(f) and this Section 8.15 (and any definition in this Agreement to the extent that an amendment of such definition would modify the provisions of Section 7.3(d), Section 7.3(f) or this Section 8.15) may not be amended in a manner materially adverse to the Debt Financing Parties without the written consent of the Debt Financing Entities (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, nothing in this Section 8.15 shall in any way limit or modify the rights and obligations of Parent under this Agreement, or any Debt Financing Party’s obligations under the Debt Commitment Letters, or the rights of the Company and its Subsidiaries against the Debt Financing Parties with respect to the Debt Financing or any of the transactions contemplated thereby or any services thereunder following the Closing Date.

Section 8.16  Non-Recourse. Each party agrees, on behalf of itself and its Related Parties, that all Proceedings (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement, any of the other Transaction Documents or the Merger (including the Financing) or any other transactions contemplated hereunder or thereunder; (b) the negotiation, execution or performance of this Agreement or any of the other Transaction Documents (including any representation or warranty made in connection with, or as an inducement to, this Agreement or any of the other Transaction Documents); (c) any breach or violation of this Agreement or any of the other Transaction Documents; and (d) any failure of the Merger (including the Financing) or any other transactions contemplated hereunder or thereunder to be consummated, in each case, may be made only against the Persons that are, in the case of this Agreement, expressly identified as parties to this Agreement, and in the case of the other Transaction Documents, Persons expressly identified as parties to such Transaction Documents, and their respective successors and assigns, and in accordance with, and subject to the terms and conditions of, this Agreement or such Transaction Documents, as applicable. Notwithstanding anything in this Agreement or any of the other Transaction Documents to the contrary, each party agrees, on behalf of itself and its respective Related Parties, that no recourse under this Agreement or any of the other Transaction Documents or in connection with the Merger (including the Financing) or any other transactions contemplated hereunder or under any other Transaction Document will be sought or had against the other Person, or its Related Parties, and no other Person, including any Related Party, will have any liabilities or obligations, for any claims arising under, out of, in connection with or related to the items in the immediately preceding clauses (a) through (d), except for claims that (i) the Company, Parent or Merger Sub, as applicable, may assert (subject, with respect to the following clauses (B) and (C), in all respects to the limitations set forth in Section 7.2, Section 7.3(d), Section 7.3(e), Section 7.3(f), Section 7.3(g), Section 8.5(b) and this Section 8.16) (A) against any Person that is party to, and solely pursuant to the terms and conditions of, the Confidentiality Agreements; (B) against each Equity Investor under, if, as and when required pursuant to the terms and conditions of its Guarantee; (C) against the Equity Investors for specific performance of their obligation to fund their committed portions of the Equity Financing solely in accordance with, and pursuant to the terms and conditions of, Section 6 of the Equity Commitment Letters; or (D) against the Company, Parent and Merger Sub in accordance with, and pursuant to the terms and conditions of, this Agreement, or (ii) the third parties identified as third party beneficiaries in Section 8.13 may assert solely in accordance with, and pursuant to the terms and conditions of, this Agreement. Notwithstanding anything to the contrary in this Agreement or any of the other Transaction Documents, no Parent Related Party will be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages that may be alleged as a result of this Agreement or any of the other Transaction Documents (excluding under the Confidentiality Agreements in accordance with their terms) or the Merger (including the Financing), or the termination or abandonment of any of the foregoing.

Section 8.17  Definitions.

(a)  Certain Specified Definitions. As used in this Agreement:

“Affiliates” means, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person; provided that other than in the case of the definition of “Parent Related Party” and for purposes of Section 3.12, Section 4.4, Section 4.6, Section 4.9, Section 4.10, Section 4.12, Section 5.4, Section 5.6, Section 5.8, Article VII and Section 8.8) in no event shall Parent, Merger Sub or any of their respective Subsidiaries be considered an Affiliate of Apollo Global Management Inc. or any portfolio company or investment fund affiliated with Apollo Global Management, Inc., nor shall Apollo Global Management, Inc. or any portfolio company or investment fund affiliated with Apollo Global Management, Inc., be considered to be an Affiliate of Parent, Merger Sub or any of their respective Subsidiaries. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Bribery Legislation” means all and any of the following: the Foreign Corrupt Practices Act of 1977, as amended; the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including, the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the Bribery Act 2010; the Proceeds of Crime Act 2002; and any applicable anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption and/or anti-money laundering laws of any jurisdiction in which the Company or any of its Subsidiaries operates.

“Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by Law to remain closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and any employment, offer, consultant, advisory, retention, profit-sharing, bonus, stock option, stock purchase, restricted stock or other equity or equity-based, incentive, deferred compensation, severance, redundancy, termination, retirement, pension, change in control, confidentiality, non-compete, invention or other restrictive covenant, health, welfare, fringe benefit, overtime or other compensation or benefit plan, program, agreement or arrangement sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of any Service Provider, other than any Multiemployer Plan or any plan or program maintained by a Governmental Entity to which the Company or any of its Subsidiaries or Affiliates is required to contribute pursuant to applicable Law (a “Statutory Plan”).

“Company Credit Agreement” means the Credit Agreement, dated as of May 13, 2020, by and among the Company, the designated borrowers from time to time party thereto, the lenders and issuing banks from time to time party thereto, and Deutsche Bank AG New York Branch, as administrative agent (as amended, restated, amended and restated, supplemented or otherwise modified from time to time).

“Company Equity Awards” means the Company Options, Company RSU Awards, Company PSU Awards and Company DSU Awards.

“Company Equity Plan” means the Amended and Restated Arconic Corporation 2020 Stock Incentive Plan, as amended.

“Company Indentures” means the (a) Indenture, dated as of May 13, 2020, by and among the Company, the guarantors from time to time party thereto and U.S. Bank National Association, as trustee, governing the Company’s 6.000% First Lien Notes due 2025 (the “First Lien Notes”) and (b) Indenture, dated as of February 7, 2020, by and among the Company (formerly known as Arconic Rolled Products Corporation), the guarantors from time to time party thereto and U.S. Bank National Association, as trustee, governing the Company’s 6.125% Senior Secured Second Lien Notes due 2028 (the “Second Lien Notes” and, together with the First Lien Notes, the “Senior Notes”) (in each case, as amended, restated, amended and restated, supplemented or otherwise modified from time to time).

“Company Intellectual Property” means Owned Intellectual Property and any other Intellectual Property used by the Company or any of its Subsidiaries in the operation of their businesses.

“Company Registered Intellectual Property” means any Owned Intellectual Property that is issued or registered or the subject of a pending application.

“Company Termination Fee” means a cash amount equal to $111,685,996.80.

“Compliant” means, with respect to the Required Financial Information, that (a) such Required Financial Information does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make such Required Financial Information not misleading under the circumstances under which it was made available, (b) such Required Financial Information complies in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of non-convertible debt securities on Form S-1 that would be applicable to such Required Financial Information (other than such provisions for which compliance is not customary in a Rule 144A offering of high yield debt securities) and (c) the financial statements and other financial information included in such Required Financial Information would not be deemed stale or otherwise be unusable under customary practices for offerings and private placements of high yield debt securities under Rule 144A promulgated under the Securities Act and are sufficient to permit the Company’s independent accountants to issue a customary “comfort” letter to the Debt Financing Entities to the extent required as part of the Debt Financing, including as to customary negative assurances and change period, in order to consummate any offering of debt securities on any day during the Marketing Period (and such accountants have confirmed they are prepared to issue a comfort letter subject to their completion of customary procedures; it being understood that such issuance of the comfort letter shall not occur until the “pricing” of such debt securities).

“Contract” means any contract, subcontract, note, loan, bond, mortgage, indenture, deed of trust, license, sublicense, lease, agreement, arrangement, commitment or other instrument or obligation that is legally binding.

“Covid-19” means SARS-CoV-2 or the coronavirus (Covid-19) pandemic, including any intensification, resurgence, variants, evolutions or mutations of SARS-CoV-2 or the coronavirus (Covid-19) disease or related or associated epidemics, pandemics or disease outbreaks.

“Covid-19 Measures” means (a) any applicable quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other applicable Law, recommendation, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Entity, public health authority or industry group, including the Centers for Disease Control and Prevention and the World Health Organization, in connection with or in response to Covid-19, including, the Coronavirus Aid, Relief, and Economic Security Act (CARES), Families First Act and American Rescue Plan Act of 2021 or (b) any reasonable measures, changes in business operations or other practices, affirmative or negative, adopted by the Company and its Subsidiaries and approved by or adopted at the direction of the Company Board or senior management of the Company in connection with or in response to Covid-19 or any other related global or regional health event or circumstance.

“Cybersecurity Measures” means (a) any measures enacted or regulations promulgated by a Governmental Entity relating to cybercrime, cyberterrorism, ransomware, malware, privacy or the protection of Personal Data that are applicable to the Company and its Subsidiaries and (b) any measures, changes in business operations or other practices, affirmative or negative, adopted in good faith by the Company and its Subsidiaries in response to a cybersecurity attack, breach or incident, for the protection of its IT Assets or any stored Personal Data.

“Debt Financing Entities” means the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, or to purchase securities from or place securities or arrange or provide loans for Parent in lieu of the Debt Financing under any Debt Commitment Letter, in connection with the Merger, including the parties to any Debt Commitment Letter and any joinder agreements, indentures or credit agreements (including any definitive agreements) relating thereto and their respective successors and assigns.

“Debt Financing Parties” means the Debt Financing Entities and their respective Affiliates and their and their respective Affiliates’ former, current or future officers, directors, employees, agents, attorneys, advisors, general or limited partners, shareholders and Representatives and their respective successors and assigns; provided that neither Parent nor any Affiliate of Parent shall be a Debt Financing Party (except with respect to any such Affiliate of Parent (other than Merger Sub) to the extent acting in its capacity as (i) a Debt Financing Entity in accordance with any Debt Commitment Letter or (ii) lender or other purchaser or investor in Indebtedness of Parent or any of Parent’s Subsidiaries).

“Environmental Law” means any Law (i) relating to pollution or the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or Release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of) any Hazardous Materials or (ii) that regulates, imposes liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage) or establishes standards of care with respect to any of the foregoing.

“Environmental Permit” means any permit, certificate, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Excluded Information” means (a) any description of post-Closing capital structure, including descriptions of indebtedness or equity or ownership of Parent or any of its affiliates (including the Company and its Subsidiaries on or after the Closing Date), (b) any description of the Debt Financing (including any such descriptions to be included in liquidity and capital resources disclosure and any “description of notes”) or any information customarily provided by a lead arranger, underwriter or initial purchaser in a customary information memorandum or offering memorandum for a secured bank financing or high yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act, as applicable, including sections customarily drafted by a lead arranger or an initial purchaser or underwriter, such as those regarding confidentiality, timelines, syndication process, limitations of liability and plan of distribution, (c) any information regarding any post-Closing or pro forma cost savings, synergies or other pro forma adjustments or any pro forma or projected information or pro forma financial statements, (d) risk factors relating to all or any component of the Debt Financing, (e) financial statements or information required by Rule 3-09, 3-10 or 3-16, 13.01 or 13.02 of Regulation S-X, any compensation discussion and analysis or other information required by Item 402 and Item 601 of Regulation S-K under the Securities Act, XBRL exhibits or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (f) separate subsidiary financial statements, (g) projections, (h) “segment” financial information and (i) other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield debt securities under Rule 144A promulgated under the Securities Act.

“Governmental Entity” means any transnational, U.S. or foreign federal, state or local governmental, regulatory or administrative agency, self-regulatory organization, commission, court, department, body, entity, official or authority, including any subdivision thereof.

“Governmental Official” means any official, officer or employee, or any Person acting in an official capacity for any Governmental Entity.

“Hazardous Materials” means all substances defined or regulated as hazardous, toxic, radioactive or dangerous, or a pollutant or a contaminant, in each case under any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, per- and polyfluoroalkyl substances, polychlorinated biphenyls, any hazardous or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

“Indebtedness” means, with respect to any Person, without duplication, as of the date of determination: (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all lease obligations of such Person which are required to be capitalized on the books and records of such Person in accordance with GAAP, (iv) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby have been assumed, (v) all letters of credit, bank guarantees, performance or surety bonds issued for the account of such Person, in each case, to the extent drawn upon, (vi) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (vii) net cash payment obligations of such Person under financial swaps, futures, or options involving an interest rate, foreign exchange or commodity that would be payable upon termination thereof (assuming they were terminated on the date of determination), (viii) the deferred purchase price of property, assets or securities in respect of which the Company is liable, contingently or otherwise (including “earn-outs,” indemnities and “seller notes” payable with respect to the acquisition of any business, assets or securities, but excluding any trade payables or similar obligations to a trade creditor incurred in the ordinary course of business), (ix) all guarantees of such Person of any Indebtedness described in clauses (i) through (viii) above of any other Person other than a wholly owned subsidiary of such Person and (x) interest, premium, fees, expenses, penalties (including prepayment and early termination penalties) that would arise at Closing as a result of the discharge of such amount owed and directly attributable to the consummation of the Closing; provided that Indebtedness shall not include any obligations owing under overdraft facilities or similar obligations.

“Information Privacy and Security Laws” means all applicable Laws to which the Company or any of its Subsidiaries are bound concerning the receipt, collection, use, storage, processing, sharing, security, privacy, disclosure or transfer of any Personal Data, including where applicable and to the extent applicable to Personal Data, state data privacy and breach notification laws, state social security number protection Laws, any applicable Laws concerning requirements for website and mobile application privacy policies, notices and/or practices, data or web scraping, electronic monitoring or recording or any outbound communications (including outbound calling and text messaging), telemarketing, outbound calls, faxes, text messaging and e-mail marketing, the General Regulation of the European Union 2016/679 of 27 April 2016 on the protection of natural persons, the Canadian Personal Information Protection and Electronic Documents Act, the Federal Trade Commission Act, the Gramm Leach Bliley Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, the CAN-SPAM Act, the Health Insurance Portability and Accountability Act of 1996, the Telephone Consumer Protection Act, and the Children’s Online Privacy Protection Act.

“Intellectual Property” means any and all statutory and/or common law rights anywhere in the world arising out of, or associated with, the following, whether registered or unregistered: all (i) patents and patent applications, statutory invention registrations, registered designs or similar rights in inventions and designs (“Patents”), (ii) trademarks, service marks, trade dress, trade names, logos and other similar designations of origin, (iii) World Wide Web addresses, domain names, uniform resource locators, social media handles, identifiers and locators associated with Internet addresses, sites and services, (iv) copyrights, registrations and any equivalent rights in works of authorship (including rights in software as a work of authorship), (v) computer software programs, including all source code, object code, systems, specifications, network tools, data, databases, firmware, designs and documentation related thereto (“Software”), (vi) trade secrets, industrial secret rights, rights in know-how, inventions, data, databases, confidentiality or proprietary business or technical information, and other rights in confidential information, in each case that derives independent economic value, actual or potential, from not being known to other Persons (“Trade Secrets”) and (vii) similar, corresponding or equivalent intellectual property rights anywhere in the world.

“IT Assets” means computers (including databases stored therein), hardware, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment (including communications equipment and terminals) owned by, or leased to, the Company or its Subsidiaries.

“knowledge” means (i) with respect to Parent and its Subsidiaries, the actual knowledge of the individuals listed on Section 8.17(a) of the Parent Disclosure Letter, and (ii) with respect to the Company and its Subsidiaries, the actual knowledge of the individuals listed on Section 8.17(a) of the Company Disclosure Letter.

“Liability” means any and all debts, liabilities and obligations, whether fixed, contingent or absolute, matured or unmatured, accrued or not accrued, determined or determinable, secured or unsecured, disputed or undisputed, subordinated or unsubordinated, or otherwise (including whether arising out of any Contract or tort based on negligence or strict liability).

“Lien” means any lien, claim, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, condition, restriction, charge, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, occupancy right, community property interest or other restriction of any nature.

“Marketing Period” means the first period of eighteen (18) consecutive days after the date of this Agreement (a) throughout and at the end of which Parent shall have the Required Financial Information and the Required Financial Information shall be Compliant and (b) throughout and at the end of which the conditions set forth in Section 6.1 and Section 6.3 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) have been satisfied or waived and nothing has occurred and no condition exists that would cause any of such conditions to fail to be satisfied assuming the Closing were to be scheduled for any time during such eighteen (18)-consecutive day period; provided, that (i) May 29, 2023, July 3, 2023, July 4, 2023, November 23, 2023, November 24, 2023, May 27, 2024, July 3, 2024 and July 4, 2024 shall not constitute days for purposes of calculating such eighteen (18)-consecutive day period (provided, however, that such exclusion shall not restart such period) and (ii) if such eighteen (18) consecutive day period has not been completed on or prior to (x) August 18, 2023, such eighteen (18) consecutive day period shall not commence until September 5, 2023 and (y) December 15, 2023, such eighteen (18) consecutive day period shall not commence until January 2, 2024; provided, further, that (x) the Marketing Period shall end on any earlier date prior to the expiration of the eighteen (18)-consecutive day period described above if the Debt Financing is closed on such earlier date and (y) the Marketing Period shall not be deemed to have commenced if, after the date of this Agreement and prior to the completion of such eighteen (18)-consecutive day period: (A) the Company has publicly announced its intention to, or determines that it must, restate any historical financial statements or other financial information included in the Required Financial Information or any such restatement is under active consideration, in which case, the Marketing Period shall not commence or be deemed to commence unless and until such restatement has been completed and the applicable Required Financial Information has been amended and updated or the Company has publicly announced or informed Parent that it has concluded that no restatement shall be required in accordance with GAAP, (B) the Company’s independent auditor shall have withdrawn its audit opinion with respect to any audited financial statements contained in the Required Financial Information, in which case the Marketing Period shall not commence or be deemed to commence unless and until a new audit opinion is issued with respect to such audited financial statements (or portion thereof) for the applicable periods by the independent auditor of the Company or another independent public accounting firm of national standing reasonably acceptable to Parent (it being understood that any “big four” accounting firm will be deemed acceptable), or (C) any Required Financial Information would not be Compliant at any time during such eighteen (18)-consecutive day period or otherwise ceases to meet the requirement of “Required Financial Information”, in which case the Marketing Period shall not commence or be deemed to commence unless and until such Required Financial Information is updated or supplemented so that it is Compliant and meets the requirement of “Required Financial Information” (it being understood that if any Required Financial Information provided at the commencement of the Marketing Period ceases to be Compliant during such eighteen (18)-consecutive day period, then the Marketing Period shall be deemed not to have commenced). If at any time the Company shall in good faith believe that it has provided the Required Financial Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case, the requirement in the immediately preceding sentence to deliver the Required Financial Information will be deemed to have been satisfied as of the date of delivery of such notice, unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Financial Information on such date and, within three (3) Business Days after the date of delivery of such notice, delivers a written notice to the Company to that effect (stating with specificity which Required Financial Information the Company has not delivered) and, following delivery of such Required Financial Information specified in such notice, the Marketing Period will commence so long as all other conditions and requirements for the Marketing Period to commence are satisfied; provided, that such written notice from Parent to the Company will not prejudice the Company’s right to assert that the Required Financial Information was, in fact, delivered and is Compliant.

“Material Adverse Effect” means any change, effect, event, occurrence or development that, individually or in the aggregate, (x) would reasonably be expected to, prevent or materially delay the ability of the Company to consummate the transactions contemplated hereby by the End Date or (y) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, excluding, however, solely in the case of clause (y), the impact of (i) any changes or developments in domestic, foreign or global markets or domestic, foreign or global economic conditions generally, including (A) any changes or developments in or affecting domestic or any foreign securities, equity, credit, financial or commodities markets or (B) any changes or developments in or affecting domestic or any foreign interest or exchange rates, (ii) changes after the date of this Agreement in GAAP or any official interpretation or enforcement thereof, (iii) changes after the date of this Agreement in applicable Law (including COVID-19 Measures or clause (a) of the definition of “Cybersecurity Measures” required by applicable Law) or any official interpretation or enforcement thereof by Governmental Entities, (iv) any geopolitical conditions, military conflict or actions, outbreak of hostilities, acts of war (whether or not declared), acts of foreign or domestic terrorism, cyberterrorism, ransomware or malware, rebellion or insurrection, acts of espionage, sabotage or cybercrime, trade wars or Sanctions Laws, or escalation or worsening of any of the foregoing by or sponsored by a Governmental Entity, or escalation or worsening of any of the foregoing, or any action taken by any Governmental Entity in response to any of the foregoing, including sanctions or similar restrictions imposed on the Russian Federation, or certain Persons associated with the Russian Federation, in each case as a result of the Russian Federation’s invasion of Ukraine, (v) changes or developments in, or the general conditions or trends in, the industries in which the Company or any of its Subsidiaries operate, (vi) the execution and delivery of this Agreement, or the announcement or the existence of, or compliance with or performance under, the express terms of this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, financing sources, customers, suppliers, partners or other business relationships) (provided that this clause (vi) shall not apply to any representations and warranties set forth in Section 3.3(c) or the conditions set forth in Section 6.3(a) to the extent related thereto), (vii)  hurricanes, tornados, floods, volcanic eruptions, earthquakes, nuclear incidents, foreign or domestic social protest or social unrest (whether or not violent), pandemics (including Covid-19), epidemics or other outbreaks of diseases, quarantine restrictions, weather conditions, power outages or electrical blackouts, wild fires or other natural or manmade disasters or any acts of God (or escalation or worsening of any such events or occurrences or any action, Law, pronouncement or guideline taken or promulgated by any Governmental Entity or the World Health Organization in response to any of the foregoing (including Covid-19 Measures)), (viii) the identity of Parent or Merger Sub, (ix) any decline in the trading price or trading volume of the Company Common Shares or any change in the ratings or ratings outlook for the Company or any of its Subsidiaries (provided that the underlying causes thereof may be considered in determining whether a Material Adverse Effect has occurred if not otherwise expressly excluded in this definition), (x) the failure to meet any projections, guidance, budgets, forecasts or estimates (provided that the underlying causes thereof may be considered in determining whether a Material Adverse Effect has occurred if not otherwise excluded in this definition), (xi) any action taken or omitted to be taken by the Company or any of its Subsidiaries at the express written request or with the express written consent of Parent or as expressly required or expressly contemplated by this Agreement, or the failure of the Company to take any action that the Company is expressly prohibited by the terms of this Agreement from taking, (xii) any Transaction Litigation and (xiii) any labor strike, slow down, lockage or stoppage, pending or threatened, affecting the business or any group of employees of the Company or any of its Subsidiaries; provided, further, that any changes, effects, events, occurrences or developments resulting from the matters described in clauses (i), (ii), (iii), (iv), (v) and (vii) may be taken into account in determining whether there has been a Material Adverse Effect to the extent that such impact is disproportionately adverse to the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies engaged in the industries in which the Company and its Subsidiaries operate, in which case the incremental disproportionate adverse impact shall be taken into account for the purpose of determining whether a Material Adverse Effect exists or has occurred.

“Non-U.S. Company Benefit Plan” means each Company Benefit Plan that is maintained outside the jurisdiction of the United States, or covers a Service Provider residing or working outside the United States with respect to his or her service outside the United States.

“Offering Documents” means prospectuses, private placement memoranda, offering memoranda, information memoranda and lender and investor presentations, in each case, to the extent the same are customary and required under the terms of the applicable Debt Commitment Letter, in connection with the Debt Financing.

“Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative.

“Owned Intellectual Property” means any Intellectual Property owned by the Company or any of its Subsidiaries.

“Parent Material Adverse Effect” means any change, effect, event, occurrence or development that, individually or in the aggregate, prevents, materially impedes or materially delays, or would reasonably be expected to prevent, materially impede or materially delay, the Closing or the ability of Parent or Merger Sub to timely consummate the Merger and the other transactions contemplated by this Agreement or perform its obligations under this Agreement.

“Parent Termination Fee” means a cash amount equal to $204,757,660.80.

“Permitted Liens” mean (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established by the Company in accordance with GAAP, (ii) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens (A) with respect to Liabilities that are not yet due and payable, (B) that are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside in accordance with GAAP or (C) arising or incurred in the ordinary and usual course of business and which are not, individually or in the aggregate, material to the business operations of the Company and its Subsidiaries and do not materially adversely affect the market value or continued use of the assets encumbered thereby, (iii) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions but only to the extent that the Company and its Subsidiaries and their assets are materially in compliance with the same, (iv) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (v) Liens relating to intercompany borrowings among a Person and its wholly owned subsidiaries, (vi) Liens disclosed on the most recent condensed consolidated balance sheet of the Company or notes thereto or securing liabilities reflected on such balance sheet, (vii) utility easements, minor encroachments, rights of way, imperfections in title, charges, easements, restrictions, declarations, covenants, conditions, defects and similar Liens, but not including any monetary Liens, that are imposed by any Governmental Entity having jurisdiction thereon or otherwise are typical for the applicable property type and locality and do not individually or in the aggregate materially interfere with the present occupancy or use or market value of the respective owned real property or Company Lease or otherwise materially impair the business operations of the Company and its Subsidiaries, (viii) non-exclusive licenses to owned Intellectual Property granted in the ordinary course of business, (ix) Liens to be released at or prior to Closing, (x) purchase money security interests, equipment leases or similar financing arrangements in each case with respect to personal property, (xi) Liens that secure indebtedness or other obligations (A) in existence on the date of this Agreement or (B) arising subsequent to the date hereof and not prohibited by Section 5.1(b)(vii), and (xii) Liens that do not, individually or in the aggregate, materially impair the existing use of the assets or property of the Company or any Subsidiary affected by any such Lien or otherwise materially impair the Company and its Subsidiaries’ business operations.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity and the media, and any of their permitted successors and assigns.

“Personal Data” means any and all information that can reasonably be used to identify an individual natural person, household or device. Personal Data also includes any information defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information,” or “personal information” under any Information Privacy and Security Laws.

“Proceeding” means any action, petition, subpoena, suit, claim, counterclaim, hearing, arbitration, litigation or other proceeding, whether civil or criminal, in each case, by or before any Governmental Entity.

“Prohibited Divestitures” means any sale, divestiture or disposition specified on Section 5.1(b)(viii) of the Company Disclosure Letter under the heading “Prohibited Divestitures.”

“Related Party” means a Company Related Party or a Parent Related Party, as applicable.

“Release” means any spilling, leaking, pumping, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping or disposing of Hazardous Materials into the environment (including indoor and outdoor air, surface water, groundwater, soil and sediment).

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other advisors or representatives. For purposes of Section 5.3, the Equity Investors shall be deemed to be a Representative of Parent.

“Required Financial Information” means (i) all financial statements, financial data, audit reports and other information regarding the Company and its Subsidiaries of the type and form that would be required by Regulation S-X promulgated by the SEC and Regulation S-K promulgated by the SEC for a registered public offering of non-convertible high-yield debt securities on a registration statement on Form S-1 under the Securities Act in order for the Company to consummate the offerings of high-yield debt securities contemplated by the applicable Debt Commitment Letter (including all audited financial statements and all unaudited quarterly interim financial statements, in each case prepared in accordance with GAAP applied on a consistent basis for the periods covered thereby, including applicable comparison period, which, in the case of unaudited quarterly interim financial statements (other than the fourth quarter), will have been reviewed by the Company’s independent public accountants as provided in Statement on Auditing Standards 100); and (ii) (A) such other pertinent and customary information regarding the Company and its Subsidiaries as may be reasonably requested by Parent (or the Debt Financing Entities) to the extent that such information is required in connection with the Debt Financing or of the type and form customarily included in (I) marketing documents used to syndicate credit facilities of the type contemplated by the Debt Commitment Letters or (II) an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A promulgated under the Securities Act or (B) is necessary to receive from the Company’s independent public accountants (and any other accountant to the extent that financial statements audited or reviewed by such accountants are or would be included in such offering memorandum) customary “comfort” (including negative assurance and customary change period comfort), together with drafts of customary comfort letters that such independent public accountants are prepared to deliver upon the “pricing” of any non-convertible high-yield bonds being issued in connection with the Debt Financing, with respect to the financial information to be included in such offering memorandum. Notwithstanding anything to the contrary in this definition, nothing in this Agreement will require the Company to provide (or be deemed to require the Company to prepare) any Excluded Information. The parties hereto agree that the filing by the Company with the SEC of an Annual Report on Form 10-K or a Quarterly Report on Form 10-Q that includes any annual audited financial statements or quarterly interim financial statements of the Company included in the Required Financial Information will be deemed to satisfy any requirement to deliver such financial statements to Parent so long as such financial statements otherwise comply with the requirements set forth in “Required Financial Information” with respect thereto.

“Sanctioned Country” means any of Cuba, Iran, North Korea, Russia, Sudan, Syria, Venezuela, the Crimea region, and the so-called Donetsk and Luhansk People’s Republics.

“Sanctioned Person” means any Person with whom dealings are restricted or prohibited under Sanctions Laws, including (a) any Person listed on any Sanctions Laws-related list of designated persons maintained by a Governmental Entity; (b) any Person located, organized or resident in, or a Governmental Entity or government instrumentality of, any Sanctioned Country; and (c) any Person, directly or indirectly, fifty percent (50%) or more owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (a) or (b).

“Sanctions Laws” means all applicable Laws relating to (a) economic or trade sanctions, including the Laws administered and enforced by the United States (including by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State), the United Nations Security Council, the United Kingdom and the European Union (including its member states) and (b) export, reexport, transfer, and import controls, including the U.S. Export Administration Regulations, the International Traffic in Arms Regulations, the customs and import laws and orders administered by the U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Sanctions Measures” means reasonable measures, changes in business operations or other practices, affirmative or negative, adopted by the Company and its Subsidiaries in response to any Sanctions Laws or similar restrictions imposed on the Russian Federation, or certain persons associated with the Russian Federation, in each case as a result of or in connection with the Russian Federation’s invasion of Ukraine.

“Security Clearance” means any personnel and facility security clearance required for access to information classified pursuant to Executive Order 13526 that is necessary for operation of a Person’s business as presently conducted.

“Service Provider” means any current or former employee, officer, director, individual consultant or individual independent contractor of the Company or any of its Subsidiaries.

“Subsidiaries” of any party means any corporation, partnership, association, trust or other form of legal entity of which (a) more than fifty percent (50%) of the voting power of the outstanding voting securities are directly or indirectly owned by such party or (b) such party or any Subsidiary of such party is a general partner or managing member (excluding partnerships or other entities in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership or other entity).

“Tax” or “Taxes” means any and all federal, state, provincial, local or foreign taxes imposed by any Taxing Authority, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, environmental, stamp, occupation, premium, goods and services, customs duty, branch, compensation, disability, utility, production, occupancy, gains, registration, alternative or add-on minimum, estimated and property (real or personal) taxes, including any and all interest, penalties, additions to tax or additional amounts (and any interest in respect of such penalties and additions) imposed by any Governmental Entity or Taxing Authority with respect thereto.

“Tax Return” means any return, declaration, report or similar filing required to be filed with any Taxing Authority with respect to Taxes, including any information return, claim for refund, amended return, or declaration of estimated Taxes.

“Taxing Authority” means any Governmental Entity responsible for the administration, collection or imposition of any Tax.

“Transaction Documents” means, collectively, this Agreement, the Confidentiality Agreements, the Equity Commitment Letters, the Debt Commitment Letters, the Guarantees and any other document contemplated hereby or thereby or any document or instrument delivered in connection hereunder or thereunder.

“U.S. Company Benefit Plan” means, each Company Benefit Plan that is not a Non-U.S. Company Benefit Plan.

“Willful Breach” means a material breach that is a consequence of an act undertaken by the breaching party or the failure by the breaching party to take an act it is required to take under this Agreement, with knowledge that the taking of or failure to take such act would, or would reasonably be expected to, result in, constitute or cause a breach of this Agreement.

(b) The following terms are defined elsewhere in this Agreement, as indicated below:

Section

Acceptable MNPI	5.11(g)
Agreement	Preamble
Alpha Equity Commitment Letter	4.6(b)
Alpha Equity Investors	4.6(b)
Alternative Financing	5.11(b)
Alternative Proposal	5.3(f)
Antitrust Laws	3.3(b)

Apollo Confidentiality Agreement	5.2(c)
Bonus Period	5.5(b)
Bonus Plans	5.5(b)
Book-Entry Shares	2.1(a)
Cancelled Shares	2.1(a)(ii)
CapEx Budget	5.16(a)
Certificate	2.1(a)
Certificate of Merger	1.3
Change of Recommendation	5.3(c)
Chosen Courts	8.4(b)
Clearance Date	5.4(a)
Closing	1.2
Closing Date	1.2
Collective Bargaining Agreement	3.9(i)
Commitment Letters	4.6(b)
Company	Preamble
Company Board	Recitals
Company Common Shares	3.2(a)
Company Disclosure Letter	Article III
Company DSU Award	2.3(d)
Company Employees	5.5(a)
Company Financial Advisor	3.18
Company Group	3.9(d)
Company Lease	3.14(b)
Company Material Contracts	3.16(a)
Company Maximum Liability Amount	7.3(g)
Company Option	2.3(a)
Company Organizational Documents	3.1(c)
Company Preferred Shares	3.2(a)
Company PSU Award	2.3(b)
Company Related Parties	7.3(e)
Company RSU Award	2.3(b)
Company SEC Documents	3.4(a)
Company Stockholder Approval	3.3(a)
Company Stockholders’ Meeting	5.4(b)
Confidentiality Agreements	5.2(c)
Consent Solicitation	5.17(a)
Covered Persons	5.9(a)
D&O Insurance	5.9(c)
Debt Commitment Letters	4.6(a)
Debt Financing	4.6(a)
Debt Offer	5.17(a)
Debt Offer Documents	5.17(a)
Debt Offers	5.17(a)
Definitive Agreements	5.11(a)
DGCL	Recitals

Dissenting Shares	2.1(b)
EAR	3.7(c)
Effective Time	1.3
End Date	7.1(b)
Enforceability Exceptions	3.3(a)
Equity Commitment Letters	4.6(b)
Equity Financing	4.6(b)
Equity Investors	4.6(b)
Exchange Act	3.3(b)
Excluded Person	5.3(a)
Financing	4.6(b)
Financing Amounts	4.6(e)
First Lien Notes	8.17(a)
GAAP	3.4(b)
Government Permits	3.7(a)
Guarantee	Recitals
HSR Act	3.3(b)
Identified MNPI	5.11(g)
India Equity Commitment Letter	4.6(b)
India Equity Investor	4.6(b)
Intervening Event	5.3(h)
Intervening Event Notice	5.3(d)
Investment Screening Laws	3.3(b)
Irenic Confidentiality Agreement	5.2(c)
IRS	3.9(a)
ITAR	3.7(c)
Law	3.7(a)
Laws	3.7(a)
Leased Real Property	3.14(b)
Letter of Transmittal	2.2(c)
Listed Plans	3.9(a)
Major CapEx Projects	5.16
Master Contract	5.5(f)
Master Contract A	5.5(f)
Master Contract B	5.5(f)
Merger	Recitals
Merger Consideration	2.1(a)(iii)
Merger Sub	Preamble
Multiemployer Plan	3.9(d)
NYSE	3.3(b)
Owned Real Property	3.14(a)
Parent	Preamble
Parent Disclosure Letter	Article IV
Parent Maximum Liability Amount	7.3(f)
Parent Plans	5.5(c)
Parent Related Parties	7.3(d)

Patents	8.17(a)
Paying Agent	2.2(a)
Payment Fund	2.2(b)
Payoff Letter	5.17(d)
Privacy Policy	3.15(h)
Prohibited Modifications	5.11(a)
Proxy Statement	3.12
Qualifying Transaction	7.3(a)
Recommendation	3.3(a)
Sarbanes-Oxley Act	3.4(a)
SEC	3.3(b)
Second Lien Notes	8.17(a)
Second Request	5.6(c)
Securities Act	3.4(a)
Senior Notes	8.17(a)
Significant Customers	3.21
Significant Suppliers	3.21
Software	8.17(a)
Solvent	4.6(h)
Specified Acquisition	5.1(d)
Specified Date	3.2(a)
Statutory Plan	8.17(a)
Superior Proposal	5.3(g)
Superior Proposal Notice	5.3(c)
Surviving Company	1.1
Takeover Statute	3.19
Trade Secrets	8.17(a)
Transaction Approvals	3.3(b)
Transaction Litigation	5.12
Transition Committee	5.15(a)

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ARCONIC CORPORATION

By:	/s/ Timothy D. Myers
Name: Timothy D. Myers
Title: Chief Executive Officer

[Signature Page to the Agreement and Plan of Merger]

ARSENAL AIC PARENT LLC

By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

ARSENAL AIC MERGECO INC.

By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

[Signature Page to the Agreement and Plan of Merger]